Form 20-F
period 2025-09-30
Smart Digital Group Ltd
filed 2026-02-12
CIK 2014955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-42625

Smart Digital Group Limited
 (Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

No. 2615, Xingsheng 1st Road

Hengqin New District, Zhuhai City

Guangdong Province, China
 (Address of Principal Executive Offices)

Mr. Yunting Chen, Chief Executive Officer
+00852 61245644

cyteven18@163.com

No. 2615, Xingsheng 1st Road

Hengqin New District, Zhuhai City

Guangdong Province, China
 (Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value US$0.001 per share	SDM	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

31,725,000 ordinary shares, par value US$0.001 per share, issued and outstanding as of September 30, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” “potential” and variations of such words and similar expressions are intended to identify the forward-looking statements. Many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. The risk factors and cautionary language referred to in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in “Item 3. Key Information—D. Risk Factors” herein.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer readers in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“Aosi” are to AOSI PRODUCTION CO., LTD., a private company limited by shares organized under the laws of Macau, which is a wholly owned subsidiary of Smart Digital Meta (as defined below);

●	“Hengqin” are to Zhuhai Hengqin Aosi Cultural Communication Co., Ltd., a private company limited by shares organized under the laws of PRC, which is a wholly owned subsidiary of Aosi;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Hong Kong dollars” are to the legal currency of Hong Kong;

●	“Liubenmu” are to Xiamen Liubenmu Culture Media Co., Ltd., a private company limited by shares organized under the laws of PRC, which is a wholly owned subsidiary of Smart Digital GZ (as defined below);

●	“Macanese Pataca” and “MOP” are to the legal currency of Macau;

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

●	“mainland China” or “Mainland China” are to the People’s Republic of China, excluding the special administrative regions of Hong Kong and Macau, and Taiwan, for the purposes of this annual report only;

●	“Ordinary Shares” are to the ordinary shares of SMD (as defined below), of par value US$0.001 per share;

●	“PRC” or “China” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding Taiwan for the purposes of this annual report only;

●	“PRC government”, “PRC governmental authorities”, or “PRC courts” are to the government, government authorities, or courts of mainland China, for the purposes of this annual report only;

●	“PRC laws” or “PRC laws and regulations” are to the laws and regulations of mainland China, for the purposes of this annual report only;

●	“PRC subsidiaries” are to Hengqin, Smart Digital GZ (as defined below) and Liubenmu, collectively.

●	“Renminbi” and “RMB” are to the legal currency of the PRC;

●	“Singapore” means the Republic of Singapore;

●	“Singapore dollars” and “S$” are to the legal currency of Singapore;

●	“Smart Digital GZ” are to Smart Digital (Guangzhou) Times Culture Development Co., Ltd, a private company limited by shares organized under the laws of PRC, which is a wholly owned subsidiary of Smart Digital HK (as defined below);

●	“Smart Digital HK” are to Smart Digital (HK) Culture Limited, a private company limited by shares incorporated under the laws of Hong Kong, which is a wholly owned subsidiary of Smart Digital Meta (as defined below);

●	“Smart Digital Meta” are to SMART DIGITAL META PTE. LTD., a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of SMD (as defined below);

●	“SMD” are to Smart Digital Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“the operating entities” are to Smart Digital Meta, Aosi and Liubenmu, collectively;

●	“U.S. dollars,” “U.S. Dollars,” “US$,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” or the “Company” are to one or more of SMD and its subsidiaries, as the case may be.

Our business operations are conducted by the three operating entities: Aosi in Macau, using Macanese Pataca; Smart Digital Meta in Singapore, using Singapore dollars, and Liubenmu in Mainland China, using RMB. The consolidated financial statements contained in this annual report are presented in U.S. dollars, which is the reporting currency of SMD. The functional currency of Smart Digital Meta is Singapore dollars. The functional currency of Smart Digital HK is Hong Kong dollars. The functional currency of Aosi is Macanese Pataca. The functional currency of Smart Digital GZ, Hengqin, and Liubenmu is RMB.

Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive loss as other comprehensive income or loss. Transactions in currencies other than the reporting currency are measured and recorded in the reporting currency at the exchange rate prevailing on the transaction date. The cumulative gain or loss from foreign currency transactions is reflected in the consolidated statements of income and comprehensive income as other income (other expenses).

The Macanese Pataca is pegged to the Hong Kong dollar, which is pegged to the U.S. dollars. The Macanese Pataca is currently pegged at approximately 8.0350 Macanese Pataca to one U.S. dollar. The values of foreign currencies such as the Singapore dollar and the RMB may fluctuate against the U.S. dollars. Any significant variations of the aforementioned currencies may materially affect our financial condition in terms of reporting in U.S. dollars. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business.” The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	September 30, 2025	September 30, 2024	September 30, 2023
US$ to Singapore dollar Year End	1.2913	1.2806	1.3661
US$ to Singapore dollar Average Rate	1.3156	1.3428	1.3518

	September 30, 2025	September 30, 2024	September 30, 2023
US$ to RMB Year End	7.1055	7.0074	7.2975
US$ to RMB Average Rate	7.1628	7.1178	7.0618

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations, prospects and cash flows, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to the event planning and execution services

If the operating entities are unable to retain the customers for their event planning and execution business, our results of operations will be materially and adversely affected.

The operating entities provide event planning and execution services typically for fixed terms. These contracts may not be renewed or, if renewed, may not be renewed on terms that are the same as or more favorable for the operating entities. The operating entities may not be able to accurately predict future trends in customer renewals, and their customers’ renewal rates may decline or fluctuate due to factors such as the customers’ satisfaction with the operating entities’ services, their fees and charges, as well as factors beyond the operating entities’ control, such as level of competition faced by their customers and their level of success in marketing efforts. If some customers terminate their contracts or do not renew their business relationships with the operating entities or renew their contracts on less favorable terms or for fewer services, and the operating entities do not acquire replacement customers or otherwise grow their customer base, our results of operations will be materially and adversely affected.

Events that are planned by the operating entities are inherently susceptible to risks.

Events require significant logistical capabilities, including substantial resources for safety and security, and sufficient infrastructure, which can be complex, difficult to coordinate, and costly to have in place. Even where logistics and infrastructure have been appropriately planned for, public events, including events planned by the operating entities, involve risks that may be beyond the operating entities’ control or the control of the relevant organizers (if the events are not organized by the operating entities). Such risks may include terrorist attacks, gun violence, or other security threats, travel interruption or accidents, traffic incidents, weather-related interruptions, natural catastrophes, the spread of illness, equipment malfunction, labor strikes, or other disturbances. Any of these risks could result in canceled events and other disruptions to events, adversely affecting the success of the events or the operating entities’ ability to stage events in the future, if, for example, the host cities or organizations choose not to partner with the operating entities given the event-related risks. In addition, during the periods of economic slowdown and recession, consumers have historically reduced their discretionary spending. The impact of economic slowdowns on the operating entities’ business is difficult to predict, but they may result in reductions in the operating entities’ ability to generate revenue. The realization of any of these risks could also impact the profitability of the operating entities’ events, and the operating entities could also be exposed to liability or other financial losses for which they may not have insurance coverage.

The operating entities may suffer reputational harm due to factors adversely impacting the events.

Factors adversely impacting the events, even relatively minor issues, such as adverse weather conditions or poorly functioning infrastructure, to the extent they become associated with, and undercut, the operating entities’ events or, more generally, the operating entities’ brands, could lead to the decline in popularity of the operating entities’ events in the future. As the operating entities plan and coordinate the events, poor execution could also lead to declining popularity of these events in the future. In addition, these events may require the operating entities to obtain permits from the relevant host cities or municipalities, and the restrictive permit policies of the relevant cities and municipalities and poor delivery of any necessary services, including those not directly under the operating entities’ control or cancellation of entertainment events could also have material adverse effects on their brands.

The operating entities’ event planning and execution business could be harmed if the relationships on which they depend were to change adversely or terminate.

Some of the events organized by the operating entities involve an exhaustive checklist of items to be arranged and coordinated among numerous parties. Therefore, good relationships with these parties are key to a successful event. In particular, for the successful operation and execution of their events, the operating entities may be dependent on relationships with local authorities and government agencies, which provide the operating entities with essential services that are integral to the success of the event, such as police and security services, traffic control, and assistance in obtaining the required approvals and permits. For the management of many of the operating entities’ events, they use third-party suppliers. If the operating entities are unable to rely on suppliers in the organization of their events, it could cause disruptions to such events or otherwise adversely impact their relationships with their customers. Any adverse changes in or termination of any of these relationships could have a material adverse effect on our business, financial condition, results of operations or prospects.

The operating entities’ business may be subject to chargebacks and other losses for various reasons. These chargebacks and other losses may harm our results of operations.

The operating entities may experience claims from customers that the operating entities have not performed their obligations or that events did not match their descriptions in the promotional materials. As of the date of this annual report, the operating entities are committed to providing services that satisfy customers’ requirements and we did not experience any returns, refund and other similar obligations during each reporting year. However, if the operating entities become subject to chargebacks and other losses, it could harm the operating entities’ business, financial condition and results of operations.

Risks relating to the internet media services

Failure to maintain the quality of the operating entities’ internet media services may materially and adversely impact their business and financial condition.

The operating entities provide internet media services where they design and produce marketing ideas, content, and materials catering to target audiences. The operating entities’ growth will partly depend on their ability to leverage their expertise in content production to offer effective marketing services. However, there is no assurance that the operating entities will maintain their content production and operation team or that the team will maintain the quality of their content production at the same level, given that the market demands are changing rapidly and that the loss of any key personnel in the content production and operation team could be detrimental to the operating entities’ service quality, financial performance, and business prospects. If the operating entities fail to provide appealing and creative marketing content in a timely or cost-effective manner, their services may become less attractive. As a result, the operating entities’ business, financial condition and results of operations may be adversely affected.

The operating entities rely on a number of internet platforms to conduct their internet media business. However, operators of the platforms may curtail or inhibit the operating entities’ ability to use the platforms, or there may be material disruption of the platforms.

The operating entities rely on various internet platforms and social media networks to distribute marketing content. While these platforms are generally open to all users, they have no obligation to allow the operating entities to use their platforms in the long term. The platform operators may decide at any time to curtail or inhibit the operating entities’ ability to use such platforms if the operating entities breach the terms of use of such platforms or for any other reason. Additionally, these platforms may increase their fees or make changes to their respective business models, terms of use, policies, or systems, and those changes could impair or restrict the operating entities’ ability to post content. Further, platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses, and security breaches. Any of the above could reduce the operating entities’ ability to post marketing content, drive user traffic, and reach target audiences, and thus impair the operating entities’ ability to serve their customers, any of which could affect their ability to achieve profitability or have a material adverse effect on their business, financial condition and results of operations.

Changes in Internet search engine algorithms and dynamics could have a negative impact on traffic for the operating entities’ sites and ultimately, their business and results of operations.

The operating entities rely on Internet search engines, such as Google, to generate traffic to the operating entities’ websites, principally through free or organic search. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the algorithmic placement of links to the operating entities’ websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing the operating entities’ websites to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of the operating entities’ websites or those of our partners, the operating entities’ business and financial performance could be adversely affected. Furthermore, the operating entities’ failure to successfully manage their search engine optimization could result in a substantial decrease in traffic to their websites, as well as increased costs, if they were to replace free traffic with paid traffic.

The operating entities may be subject to product liability claims for products or brands that are marketed.

As part of the operating entities’ internet media services, they provide integrated marketing services for products or brands. If any product or brand marketed by the operating entities were to cause personal injury or injury to property, the injured party or parties could bring claims against the operating entities. The operating entities could also be subject to claims that consumers were harmed due to their reliance on the operating entities’ promotion of products or brands. If a claim were brought against the operating entities, regardless of its merit, the operating entities’ business and the reputation of their services may be adversely affected. If a claim were to be successful, the operating entities may have the right under the applicable laws, rules, and regulations to seek indemnification from the relevant manufacturers or third-party brands or merchants for any compensation that the operating entities may be required to pay to consumers in connection with product liability, personal injury, or a similar claim, if such relevant party is found liable. However, there can be no assurance that the operating entities will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on the operating entities’ reputation, business, financial condition and results of operations.

Risks relating to the software customization and marketing services

The operating entities may be unable to maintain or raise the quality of their software customization and marketing services.

The operating entities provide software customization and marketing services. The operating entities’ ability to retain existing customers and attract new customers depends in part on the consistency and quality of their software platform and solutions. If the operating entities are unable to maintain or raise the quality of their software platform and solutions, gather or allocate sufficient technical support resources, or respond quickly to accommodate the increases in demand for software functionality, customer services, and technical support, it could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be materially and adversely affected if the operating entities face interruptions associated with their software solutions.

The successful development and maintenance of the operating entities’ software solutions are crucial to the attractiveness of the operating entities’ software customization and marketing services. However, the operating entities’ software solutions may become inaccessible in the event of system errors, significant traffic increases, power outages, disruption or failure in the national core network, or damage from fire, flood, power loss, or telecommunications failure. In addition, software, systems and source codes could contain undetected errors or “bugs” that could adversely affect their performance. The operating entities’ computer networks may also be vulnerable to unauthorized access, hacking, computer viruses, and other security breaches. A user who circumvents the operating entities’ security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Moreover, the operating entities may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. As of the date of this annual report, the operating entities’ software and technological systems have not encountered any material error or technical issue that could have adversely affected or disrupted the operating entities’ operations. However, any network interruption or inadequacy in the future that causes interruptions in the availability of the operating entities’ software solutions, systems, or other platforms could reduce customer satisfaction. If sustained or repeated, these performance issues could reduce the attractiveness of the operating entities’ service offerings to their customers, which in turn may materially and adversely affect our business, financial condition and results of operations.

The operating entities may face disruptions in technology infrastructure.

The operating entities rely on the uninterrupted functioning of certain technology infrastructure. Any disruption or failure of the server used by the operating entities could result in a significant impact on the availability and performance of their software solutions and service offerings, potentially affecting their reputation and financial performance. The implementation, support, development, and upgrades of the operating entities’ technology infrastructure may incur significant costs. In addition, such technology infrastructure is potentially vulnerable to damages or interruptions as a result of a variety of events beyond control, such as natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses, malicious cyberattacks, criminal acts, and similar events. These and other events may lead to the disruption of the operating entities’ technology infrastructure, the interruption of service delivery, and the unavailability of the operating entities’ services. Any material interruption or failure in the technology infrastructure could cause disruptions in business operations and may require a significant investment to update, remediate or replace with alternatives, which may have a material adverse effect on our business, financial condition and results of operations.

Risks relating to the business planning and consulting services

The operating entities’ business planning and consulting business depends on non-recurring engagements and failure to secure new engagements could lead to a decrease in our revenues.

The operating entities provide business planning and consulting services and the engagements typically are project-based and non-recurring. The operating entities’ ability to replace engagements is subject to numerous factors, including the following: delivering consistent, high-quality business planning and consulting services to the customers; tailoring services to the changing needs of the customers; and the ability to match the skills and competencies of consulting staff to the skills required for the fulfillment of existing or potential engagements. A material decline in the operating entities’ ability to replace engagements will have a material adverse effect on our business, financial condition and results of operations.

The loss of access to financial and other data from external sources could harm the operating entities’ ability to provide business planning and consulting services.

We rely upon data from customers, government databases and public record sources to provide business planning and consulting services. For a variety of reasons, including concerns of data providers arising out of the legislatively or judicially imposed restrictions on use, security breaches or reasons related to competition, the operating entities’ data sources could become unavailable, the necessary data may not be delivered on time or the cost of the third-party data-related services may be raised. The providers of the data sources could elect to make the information available to competitors. If a substantial number of data sources or certain key data sources were to withdraw or be unable to provide their data, if the operating entities were to lose access to data due to government regulation, or if the collection, disclosure or use of data becomes prohibitively expensive, the operating entities’ ability to provide business planning and consulting services to their customers could be adversely affected, which could result in decreased revenue and reputational loss. There can be no assurance that the operating entities would be able to obtain data from alternative sources if the current sources become unavailable.

If the operating entities provide unreliable business planning and consulting analysis, their customers’ decision-making may be adversely affected, which could in turn adversely affect our financial condition and cause the loss of customer trust.

If the operating entities provide inaccurate or unreliable business planning and consulting services, due to various reasons such as making unsound business judgments or relying on the outdated data provided by third parties, it could adversely affect decision-making of the customers of the operating entities and poses reputational, compliance-related and financial risk to the operating entities. According to certain terms of the contracts between the customer and the operating entities, provision of inaccurate or unreliable business planning and consulting services may allow the customers to terminate the contracts prematurely, which may result in a financial loss to the operating entities.

The business planning and consulting industry is rapidly changing and evolving, and the operating entities may not be able to adjust the mix of services to meet the needs of the market.

The business planning and consulting industry is rapidly changing, and the operating entities’ future growth will be dependent in part on the ability to successfully develop and commercially introduce new services for this market. In addition, the business planning and consulting industry in general presents several risks, many of which are outside of the Company’s control. As the market changes, the operating entities may need to redefine themselves, which is a complex, time-consuming and expensive process. It could involve changing strategies, changing management and employees, redefining the types of services offered, and focusing on new markets and customers. The operating entities could spend considerable amounts of money and commit resources, but ultimately receive little or no return on this investment. Customers may not be receptive, and competitors may already be established in the new markets, making it difficult for the operating entities to gain a sustainable market share or acquire new customers.

The operating entities may be unable to adapt to the changing demand for their business development and consulting services.

The operating entities’ success will depend on their ability to offer services that keep pace with changing customer preferences and demands. The operating entities carefully evaluate each customer’s needs to provide the appropriate consulting services. If the operating entities experience extraordinary changes to customers’ needs, for example a dramatic increase in customers’ orders, the operating entities may not have sufficient resources or capacity to provide the needed consulting services on a timely basis.

Competition in the consulting industry is intense, and many of the operating entities’ competitors have substantially greater resources and name recognition than they do.

The business development and consulting services industry is highly competitive and served by numerous national, regional and local firms. The business development and consulting services market includes participants from a variety of market segments, including consulting and systems integration firms, contract programming companies, application software firms and their professional services groups, and e-business solution providers.

We also face competition from service organizations within potential customers. Some of these competitors, particularly large systems integrators, may have a pre-existing relationship with many of our potential customers, either through consulting services that they provide to such customers or, in the case of large consulting firms, through other types of services those management consulting firms provide to our current or potential customers.

In addition to facing a large number of potential competitors, many of the operating entities’ competitors also have certain advantages over us, including:

●	better name recognition;

●	a broader range of services;

●	greater sales, marketing, distribution and technical capabilities;

●	significantly greater revenues and financial resources; and

●	established market positions.

The operating entities may not be able to compete effectively with these companies. In addition, competitors with greater financial resources may be able to respond more quickly to new or emerging technologies and changes in customer requirements that may render the operating entities’ services obsolete or make it more difficult for us to compete with these companies. The operating entities cannot predict whether they will be able to compete successfully with their existing and new services or with current and future competitors. In addition, the operating entities believe that technological change will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes are difficult to predict at this time, but increased competition could lead to reduced gross margins and diminished market share, which could have a material adverse effect on the operating entities’ business, financial condition and results of operations.

General business risks

We expect competition from existing competitors and other companies that may enter the market or introduce new services in the future, which could result in pricing pressures and a decline in both our market share and revenue.

We compete with various international and local service providers. Competition may result in pricing pressures, declining revenue and profitability, or a loss of market share. The operating entities face competitors who are constantly seeking appealing ideas and introducing competitive services. Many of the existing competitors may have strong competitive advantages, including longer operating histories, larger and broader customer bases, lower operating costs, more established relationships with a broader set of suppliers and customers, greater brand recognition, and greater financial, research and development, marketing, distribution, and other resources than the operating entities do. In addition, new companies may enter the market with innovative business models or more appealing service offerings, and disrupt the competitive landscape, making it even more challenging for us to maintain our market position. We may lose customers if the operating entities fail to compete successfully, which could adversely affect our financial performance and business prospects. We cannot guarantee that the operating entities’ strategies will remain competitive or successful in the future. Increasing competition may result in pricing pressures and loss of the operating entities’ market share, either of which could have a material adverse effect on our business, financial condition and results of operations.

The operating entities may not timely identify and respond to new trends and market demands in the future.

There is no assurance that the operating entities will be able to timely identify and respond to new trends and market demands in the future. The new services that the operating entities introduce, if any, may not achieve widespread market acceptance, and their investment in such services may not achieve the level of returns that they anticipated. The operating entities may experience difficulties that could delay or prevent the successful development, introduction, or marketing of their new services. If the operating entities fail to keep up with changing trends, offer creative advertising ideas to the satisfaction of their customers, or introduce successful and well-accepted services for their existing and potential customers, the operating entities may lose their customers and their revenue and growth could be materially and adversely affected.

The operating entities’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have a material adverse effect on our business, financial condition and results of operations.

For the fiscal years ended September 30, 2025, 2024 and 2023, three, two and three customers independently accounted for more than 10% of our total revenue, respectively. We believe that, in the foreseeable future, the operating entities may continue to derive a significant portion of their revenue from a limited number of major customers. If one or more of such major customers fail to make payments, do not honor their contractual commitments, or experience a downturn in their business, our revenue and results of operations may be materially and adversely affected. The operating entities may lose a major customer due to a variety of factors, including their capacity to deliver reliable services, their service efficiency, as well as the competitiveness of their pricing strategies. We cannot guarantee you that the operating entities will continue to maintain their business cooperation with the major customers at the same level, or at all. If any significant customer terminates its relationship with the operating entities, we cannot guarantee that the operating entities will be able to secure an alternative arrangement with a comparable customer in a timely manner, or at all. Losing one or more of these major customers could materially and adversely affect our business, financial condition and results of operations.

The operating entities may be dependent on a limited number of suppliers and any disruption to the relationships with the major suppliers may have a material adverse effect on our business, financial condition and results of operations.

For the fiscal years ended September 30, 2025, 2024 and 2023, four, two and three suppliers independently accounted for more than 10% of our total operating costs, respectively. If, for any reason, the operating entities were to experience any material disruptions in their business relationship with any of their key suppliers or discontinue their collaboration with any of the key suppliers, the operating entities may not be able to switch to an alternative supplier within a short period of time or at all. Even if the operating entities are able to switch to an alternative supplier, the operating entities may not be able to do so on the same or similar terms. As a result, the operating entities’ business, financial condition and results of operations could be materially and adversely affected.

Significant revenue is generated in Macau and Mainland China. Therefore, any risks affecting these areas may materially adversely affect the business of the operating entities.

For the fiscal years ended September 30, 2025, 2024 and 2023, our revenue was primarily generated in Macau and Mainland China. For the fiscal year ended September 30, 2025, Macau and Mainland China accounted for approximately 25.0% and 75.0% of our total revenue, respectively. Any risks described in this annual report, such as economic downturns and political unrest, affecting Macau and Mainland China, may materially adversely affect the business of the operating entities, which could materially and adversely affect our business, financial condition and results of operations.

The operating entities’ customers, suppliers and other business partners may be subject to extensive government regulations.

The operating entities’ customers, suppliers and other business partners may be subject to extensive government regulations and may be required to obtain and maintain a number of statutory and regulatory licenses, permits, certificates and approvals. While we have not encountered any incident in the past involving non-compliance by any of the operating entities’ major customers, suppliers and business partners as of the date of this annual report, we cannot assure you that all of such customers, suppliers and business partners would have obtained or renewed the relevant permits, certificates and approvals prior to entering into any transaction with the operating entities. If any of the operating entities’ major customers, suppliers and business partners do not receive such permits, certificates and approvals or are unable to renew such permits, certificates and approvals in a timely manner, our operations may be adversely affected. Further, the relevant authorities may initiate penal action against them, limit or suspend their operations, impose fines or penalties, or initiate legal proceedings for their inability to renew or obtain permits, certificates and approvals in a timely manner or at all, which will consequently have a material and adverse impact on our business, financial condition, results of operations and prospects.

The operating entities may be the subject of detrimental conduct by third parties, which could have a negative impact on their reputation.

The operating entities may be the target of anti-competitive, harassing, or other detrimental conduct by third parties including their competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding the operating entities’ operations, accounting, business relationships, business prospects, and business ethics. Additionally, anyone may post false allegations online against the operating entities on an anonymous basis. The operating entities may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs in order to address such third-party conduct, and there can be no assurance that each of the allegations will be refuted conclusively within a reasonable period of time, or at all. The operating entities’ business and reputation may also be adversely affected as a result of such public dissemination of anonymous allegations or malicious statements.

Any negative publicity about the operating entities, their services, and their management may materially and adversely affect their reputation and business.

The operating entities may from time to time receive negative publicity in regard to the operating entities themselves, or their management or business. Some of such negative publicity may be the result of malicious harassment or unfair competition acts by third parties. The reputation of the operating entities may also be harmed due to other reasons, including misconduct of their employees or any third-party business partners with whom they conduct business. The operating entities may be materially and adversely affected as a result of any negative publicity, which in turn may cause them to lose market share, customers, industry partners and other business partnerships.

The operating entities may fail to protect their intellectual property.

The operating entities rely on the intellectual property laws to protect their intellectual property rights. Nevertheless, the measures the operating entities take to protect their intellectual property rights may be inadequate to prevent improper or unauthorized uses. The improper or unauthorized use of the operating entities’ intellectual property rights may decrease the brand value and cause a decline in sales. The operating entities could, even if by omission, fail to renew their intellectual property rights in a timely manner, or third parties may challenge, and succeed in obtaining the invalidation of, any existing or future intellectual property-related documentation or rights issued to, or licensed to the operating entities. Monitoring and preventing the improper or unauthorized use of intellectual property rights requires significant effort, and could result in substantial costs and diversion of the operating entities’ management’s attention and resources. There can be no assurance that the steps that have been, or will be, taken to protect intellectual property rights will be sufficient or that third parties will not infringe upon or misappropriate the operating entities’ proprietary rights. Failure to adequately protect the operating entities’ intellectual property could materially and adversely affect our business, financial condition and results of operations.

Litigation may also be necessary to defend against claims of infringement or invalidity by others as the operating entities actively pursue innovation and enhance the value of their intellectual property portfolio. Any adverse outcome in litigation or any similar proceedings could adversely affect our financial condition and results of operations. In addition, the diversion of management’s attention and resources while addressing any intellectual property litigation claim, regardless of whether the claim is valid, could significantly materially and adversely affect our business, financial condition and results of operations.

The operating entities may be subject to intellectual property infringement disputes from time to time based on their alleged use of third-party intellectual property.

There can be no assurance that the software, technology systems, platforms, applications or other intellectual property developed or utilized by the operating entities do not or will not infringe upon valid intellectual property rights held by third parties. The operating entities may encounter disputes from time to time over rights and obligations concerning intellectual property rights held by third parties, and the operating entities may not prevail in those disputes. There could also be existing intellectual property, of which we are not aware, upon which our services may inadvertently infringe. There can be no assurance that the operating entities’ personnel or other affiliates will not use third-party copyrighted materials or intellectual property without proper authorization, on the operating entities’ websites, platforms, or applications, and users may also post unauthorized third-party content on the operating entities’ platforms, systems, or applications without authorization. As a result, the operating entities may incur liability for unauthorized duplication or distribution of the materials posted. As of the date of this annual report, the operating entities have not been involved in claims against them alleging infringement of third-party intellectual property rights. However, the operating entities may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm the operating entities’ reputation, divert their management attention and resources, and subject them to substantial financial harm. As a result, our business, financial condition and results of operations may be materially and adversely affected.

The operating entities may face increased labor costs, inability to retain suitable employees, or unfavorable labor relations.

The operating entities devote significant resources to recruiting and training employees. Their ability to manage and control labor costs is subject to numerous external factors beyond their control, including market pressures with respect to prevailing wage rates, unemployment levels, health and insurance expenses, as well as the impact of wage and employee benefits legislation and regulations. Any changes in these external factors could significantly increase labor costs, which would reduce the operating entities’ net income and cash flows.

The operating entities aim to motivate and retain qualified employees. If the employees are unsatisfied with what the operating entities offer, such as remuneration packages or working environment, the operating entities may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs. If such an event, the operating entities may need to expend additional resources to retain or replace suitable employees.

As of the date of this annual report, the operating entities have not been subject to any employment-related claims. However, from time to time, the operating entities may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefits issues. Such actions, if brought against the operating entities and are successful in whole or in part, may materially and adversely affect our business, financial condition and results of operations.

If we fail to attract, recruit, or retain our key personnel, including our executive officers, senior management, and key employees, our ongoing operations and growth could be affected.

Our success depends, to a large extent, on the efforts of our key personnel, executive officers, senior management, and other key employees who have valuable experience, knowledge, and business connections. There is no assurance that these key personnel will not voluntarily terminate their employment with us. The loss of any of our key personnel could be detrimental to our ongoing operations. Our success will also depend on our ability to attract and retain qualified personnel to manage our existing operations as well as our future growth. We may not be able to successfully attract, recruit, or retain key personnel, and this could materially and adversely impact our business, financial condition, results of operations and business prospects.

The operating entities lease facilities, and there is no assurance that the operating entities will be able to renew the leases or find suitable alternative premises upon the expiration of the relevant lease terms.

The operating entities have leased space for corporate headquarters and offices. There is no assurance that the operating entities will be able to renew such leases on commercially reasonable terms, or at all. In the event that the operating entities are unable to renew the current leases, they will be forced to relocate and may not be able to find suitable alternative premises. Even if the operating entities are able to find desirable alternative locations, they may incur extraordinary relocation costs, hefty rental payments and significant managerial expenses. If any of these events occurs, our business, financial condition, results of operations and prospects may be materially and adversely affected.

In addition, the operating entities have leased office space in the PRC. The relevant PRC laws and regulations stipulate that a written lease contract shall be registered with the Department of Housing Administration for the record. In the case of a failure to comply with the registration requirement above, a fine may be imposed on the lessor and the lessee by the governmental authorities. As of the date of this annual report, our PRC subsidiaries have three lease agreements that have not been registered with the PRC governmental authorities as required by the PRC laws and regulations. Although the failure to do so does not in itself invalidate the leases, our PRC subsidiaries may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, our PRC subsidiaries may be subject to fines imposed by PRC government authorities ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

The operating entity in Macau, Aosi, has leased office spaces in Macau. The relevant laws and regulations in Macau require the signature of Aosi’s director(s) or representative, as well as the signature of the counterparty on the leasing agreements and notarization. However, Aosi and the counterparty have used their company seals on the leasing agreements instead of the signature of Aosi’s director(s) or representative. As a result, the leasing agreements may be rendered invalid. In addition, certain operating agreements face the same issue. As of the date of this annual report, Aosi intends to take remedial actions to ensure compliance with the relevant requirements; however, in connection therewith, fines may be incurred.

If the operating entities are unable to conduct marketing activities in a cost-effective manner, their business, financial condition and results of operations may be materially and adversely affected.

The operating entities utilize a broad mix of marketing programs to promote their services, including online advertising and other types of advertising activities. There is no assurance that these marketing programs will always be well received or result in the anticipated levels of sales, or that these programs will always be implemented in a cost-effective manner, or that these programs will always keep pace with industry developments and consumer preferences, or that the operating entities will be able to recruit or retain experienced marketing employees. Failure to implement the existing marketing programs in a cost-effective manner or to introduce new branding approaches to adapt to the evolving trends could reduce the operating entities’ market share and cause our revenue to decline.

The operating entities face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt their operations.

The operating entities’ business may be negatively impacted by the fear of, exposure to, or actual effects of, a disease outbreak, epidemic, pandemic, or similar widespread public health concern. The extent to which natural disasters and health epidemics and outbreaks may impact the operating entities will depend on future developments, which are highly uncertain and cannot be predicted, including the duration, severity, and recurrence of any such outbreak, the effectiveness of mitigation strategies, and the third-party actions taken to contain its spread and mitigate its public health effects. Any of these factors may materially and adversely affect our business, financial condition and results of operations.

Uncertain economic or social conditions may adversely impact the operating entities’ business.

The operating entities’ business could be negatively impacted by reduced demand for their services related to one or more significant local, regional, or global economic or social disruptions. These disruptions may include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for the operating entities’ suppliers, vendors, or customers; a significant shift in government policies; significant social unrest; or the deterioration of economic relations between countries or regions. Additionally, these and other economic conditions may cause the operating entities’ suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide the operating entities with the needed materials and services, in which case our business, financial condition and results of operations could be materially and adversely affected.

Fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business.

Some of the operating entities’ customers are located in jurisdictions that use currencies other than US$, and the operating entities’ services are delivered using foreign currencies, such as RMB, Singapore dollars, and MOP$. The MOP$ is pegged to the Hong Kong dollar, which is pegged to the US$. The values of foreign currencies such as the Singapore dollar and the RMB may fluctuate against the U.S. dollars. As a result, we are exposed to risks from the foreign exchange rate fluctuations. Exchange rates between some of these currencies, such as RMB, and the US$ in recent years have fluctuated significantly and may do so in the future, thereby impacting our results of operations and cash flows in US$ terms. Any adverse movement in currency exchange rates may result in an increase in our costs, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in interest rates could negatively affect our reported results of operations.

Our financial performance could be negatively impacted by the fluctuations in interest rates. Elevated interest rates may result in increased borrowing costs, potentially diminishing the operating entities’ profitability. While we strive to maintain competitive pricing for the operating entities’ services, an increase in interest rates may necessitate price adjustments. However, the competitive landscape within our industry may limit our ability to pass on these increased costs to customers. Interest rates have historically shown fluctuations. There is no guarantee that the operating entities will be able to fully mitigate the potential adverse effects of interest rate fluctuations. If the operating entities are unable to do so, our business, financial condition and results of operations could also be materially and adversely affected.

The operating entities may be involved in legal and other disputes and claims arising out of their operations.

The operating entities may, from time to time, be involved in disputes with and be subject to claims by customers or other parties. There can be no assurance that when legal actions arise in the ordinary course of the operating entities’ business, any of the legal actions will be resolved in their favor. The operating entities are subject to uncertainties as to the outcome of such legal proceedings and the operating entities’ business operations may be disrupted. Legal or other proceedings involving the operating entities may, among others, result in the operating entities incurring significant costs, divert management’s attention and other resources, negatively affect the operating entities’ operations, cause negative publicity against the operating entities, or damage their reputation, regardless of whether they are successful in defending such claims or proceedings. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate.

Our Company’s revenue has demonstrated significant growth in the previous three fiscal years. In the fiscal years ended September 30, 2025, 2024 and 2023, our revenue was $ 37,200,513, $21,519,072 and $9,702,145, respectively. In the fiscal year ended September 30, 2025, our net loss was $37,845,629, and in the fiscal years ended September 30, 2024 and 2023, our net income was $1,696,654 and $1,993,262, respectively. We may not experience similar significant growth rates in future periods. While we have achieved strong financial results in the past, these results may not be sustainable or indicative of future results, and we cannot assure you that we will achieve or maintain profitability on a consistent basis. The results of operations may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, regulatory actions, changes in demand for the operating entities’ services, increased competition, constantly changing industry trend, or our failure to capitalize on growth opportunities. Due to these and other factors, our historical financial performance, growth rates, profitability and operating results may not indicate future performance and you should not rely on them to predict our future performance.

Our inability to effectively manage our growth could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our inability to manage our expansion effectively and execute our growth strategy in a timely manner, or within budget estimates, or our inability to meet the expectations of customers and other stakeholders, could have a material adverse effect on our business, financial condition, results of operations and prospects. Our future prospects will depend on our ability to grow our business and operations, which could be affected by many factors, including our ability to introduce new services and maintain the quality of the services, general political and economic conditions, government policies or strategies in respect of specific industries, prevailing interest rates, price of products we procure, energy supply and currency exchange rates.

In order to manage our growth effectively, we must implement, upgrade and improve our operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, or if there are weaknesses in our internal controls that would result in inconsistent internal standard operating procedures, we may not be able to meet our customers’ needs, hire and retain new employees or operate our business effectively. Moreover, our ability to sustain our rate of growth depends significantly upon our ability to select and retain key managerial personnel, maintain effective risk management practices and train managerial personnel to address emerging challenges.

We cannot assure you that our existing or future management, operational and financial systems, procedures and controls will be adequate to support future operations or establish or develop business relationships beneficial to future operations. Failure to manage growth effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.

The operating entities may not maintain adequate insurance, which could expose them to significant costs and business disruption.

The operating entities maintain certain insurance policies to safeguard against risks and unexpected events. See “Item 4. Information on the Company—B. Business Overview.” However, there can be no assurance that such insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by the operating entities’ insurance policies, such as war, force majeure events, or certain business interruptions. In addition, there can be no assurance that when the current insurance policies expire, the operating entities will be able to renew them on favorable terms and with sufficient coverage. Claims that are not covered by the policies or a failure to renew the insurance policies may materially and adversely affect the operating entities’ business, financial condition and results of operations.

Future acquisitions may have a material adverse effect on the operating entities’ ability to manage their business.

The operating entities may acquire businesses, technologies, services, or products that are complementary to their existing businesses, although as of the date of this annual report, our Company has not identified, nor has our Company engaged in any material discussions regarding, any potential target. Future acquisitions may expose the operating entities to potential risks, including risks associated with the integration of new operations, services, and personnel, the diversion of resources from their existing businesses, failure to achieve expected growth by the acquired businesses, and the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from their integration of new businesses.

In addition, the operating entities may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment in order to remain competitive or to expand the operating entities’ business. Even if the operating entities identify an appropriate acquisition or investment target, they may face challenges in successfully negotiating favorable terms of the acquisition or investment and in financing the proposed transaction. The operating entities may need to raise additional debt funding or sell additional equity securities to effectuate such acquisitions. The raising of additional debt funding by the operating entities, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict their operations. The sale of additional equity securities could result in additional dilution to our shareholders. If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to the operating entities, which in turn may materially and adversely affect our business, financial condition and results of operations.

We have a limited operating history at our current scale, which may make it difficult to evaluate our business and future prospects.

We have a limited history of generating revenue at our current scale. As a result, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.

We are subject to credit risks associated with accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

As of September 30, 2025, 2024 and 2023, we had $10,603,672, $10,213,570 and $9,023,754 in accounts receivable, respectively. Due to uncertainty of the timing of collection, the Company maintains an allowance for doubtful accounts which reflects the Company’s best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). See our audited consolidated financial statements included elsewhere in this annual report.

Although we manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures, if there is an occurrence of circumstances that affect our customers’ ability to pay us such as deteriorating conditions in, bankruptcies, or financial difficulties of a customer or within their industries generally, our operating cash flow will be under significant pressure, and we could experience payment delays or default in payment to our suppliers or other creditors, which may result in material and adverse impact on our business, financial condition and results of operations.

We have historically been significantly reliant on related party loans.

We have historically been financed through related party loans. For the fiscal years ended September 30, 2025, 2024 and 2023, we received loans from related parties in the amounts of $301,473, $1,091,527 and $477,532, respectively. As of the date of this annual report, the outstanding amount of related party loan payables is $55,833. Our significant related party relationships may be perceived negatively by potential shareholders or investors. In providing financing to us, certain related parties have acquired considerable influence upon our Company with respect to our operating policies, including, but not limited to, our ability to incur additional debt, make certain investments or distributions. Therefore, significant related party relationships and transactions, the terms of such relationships and transactions, and/or the termination of any such relationships or transactions, may have a material adverse effect on our business, financial condition and results of operations in the future.

Risks Relating to Doing Business in the PRC

Advertisements shown during the PRC subsidiaries’ events may subject them to penalties and other administrative actions.

Under PRC advertising laws and regulations, the PRC subsidiaries are obligated to monitor the advertising content shown during their events to ensure that such content is true, accurate, and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals, and veterinary pharmaceuticals, they are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority. Violation of these laws and regulations may subject the PRC subsidiaries to penalties, including fines, confiscation of income, orders to cease dissemination of the advertisements, and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force the PRC subsidiaries to terminate their advertising operation or revoke their licenses.

A majority of the advertisements shown during the PRC subsidiaries’ events are provided to them by third parties. Although significant efforts have been made to ensure that the advertisements shown during their events are in full compliance with applicable laws and regulations, the PRC subsidiaries cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the large number of advertisements and the uncertainty in the application of these laws and regulations. The inability of the PRC subsidiaries’ procedures to adequately and timely discover such evasions may subject them to regulatory penalties or administrative sanctions. Although the PRC subsidiaries have not been subject to any penalties or administrative sanctions for the advertisements shown during their events as of the date of this annual report, if they are found to be in violation of applicable PRC advertising laws and regulations in the future, the PRC subsidiaries may be subject to penalties and their reputation may be harmed, which may have a material and adverse effect on their business, financial condition, results of operations and prospects.

Content produced and/or distributed by the PRC subsidiaries may be found objectionable by PRC regulatory authorities, which may have a material adverse effect on their business.

PRC laws and regulations impose certain restrictions on content of advertisements. See “Item 4. Information on the Company—B. Business Overview—Regulations.” These regulations provide that content is prohibited to, among other things, violate PRC laws and regulations, impair the national dignity of China or the public interest, or incite ethnic hatred, propagate cults and superstition, disturb social order, spread obscenity, gambling, or violence. In addition, PRC regulatory authorities may find any content objectionable, and accordingly such content may be limited or eliminated. For example, since the outset of 2018, the Chinese government has tightened its crackdown on content it deemed to be “vulgar” or “low taste,” which caused certain rap songs to be deleted or their lyrics redacted since the government deemed them inappropriate. As of the date of this annual report, the PRC subsidiaries have not received any notice of warning or been subject to penalties or other disciplinary action regarding content that they produce or distribute. However, we cannot assure you that content that the PRC subsidiaries produce, promote, or distribute will not be found objectionable by regulatory authorities in the future. In the event that the PRC regulatory authorities find any content that the PRC subsidiaries produce and/or distribute objectionable, such content may be deleted or restricted. As a result, the PRC subsidiaries’ business, financial condition and results of operations may be materially and adversely affected.

The PRC subsidiaries may fail to comply with the regulations that govern their business operations.

The PRC subsidiaries are required under PRC laws and regulations to obtain and maintain permits and licenses to conduct their business, including business licenses. The PRC subsidiaries are also subject to certain supervision from the PRC government authorities, such as the State Administration for Market Regulation (the “SAMR”). The PRC regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting the PRC subsidiaries’ operations. Moreover, these regulatory authorities possess significant powers to enforce applicable regulatory requirements in case of non-compliance by the PRC subsidiaries, including the imposition of fines, sanctions, or the revocation of licenses or permits to operate the PRC subsidiaries’ business. As of the date of this annual report, the PRC subsidiaries have maintained all the permits, approval, licenses, or other qualifications required for their operations and have not been subject to any review, investigation, fine, or penalty from any PRC regulatory authority. However, there can be no assurance that the PRC subsidiaries will not face administrative fines or penalties concerning their operations in the future, which, if imposed, may materially and adversely affect our business, financial condition and results of operations.

Recent greater oversight by the Cyberspace Administration of China (the “CAC”) over data security, particularly for companies seeking to list or listed on a foreign exchange, could materially and adversely impact the PRC subsidiaries’ business.

On December 28, 2021, 13 governmental departments of the PRC, including the CAC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this annual report, we have not received any notice from any authorities identifying the PRC subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. In the opinion of our PRC counsel, AllBright Law Offices (Xiamen), neither the operations of the PRC subsidiaries, nor our listing will be affected, and that we and the PRC subsidiaries are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, because the PRC subsidiaries are not CIIOs or online platform operators that possess personal information of at least one million users or engage in data processing activities that affect or may affect national security. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that the PRC subsidiaries will not be subject to cybersecurity review and network data security review in the future. During such reviews, the PRC subsidiaries may be required to suspend their operations or experience other disruptions to their operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition and results of operations.

The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and the Archive Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

As the Trial Measures and the supporting guidelines are newly published, we cannot rule out the possibility that CSRC may promulgate new guidance or rules. Therefore, we cannot assure you that any future offering of Ordinary Shares and our continued listing will not be deemed to be an “indirect overseas offering and listing by companies in Mainland China” and subject to the filing procedures in the future. If any future offering and continued listing is deemed to be an “indirect overseas offering and listing by a company in Mainland China” under the Trial Measures and/or its further interpretation, we may need to complete the filing procedures for any future offering and continued listing, retrospectively. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or at all.

On February 24, 2023, the CSRC, together with the Ministry of Finance (the “MOF”), National Administration of State Secrets Protection and National Archives Administration of China, promulged the Archive Provisions, which became effective on March 31, 2023 together with the Trial Measures. The Archive Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. In the opinion of our PRC counsel, AllBright Law Offices (Xiamen), the documents we have provided or disclosed, or plan to provide or disclose, do not contain any state secrets or working secrets of government agencies. However, there remains uncertainty as to how relevant competent authorities will define “state secrets or working secrets of government agencies.” If they recognize that the documents we have disclosed or provided, or plan to disclose or provide, contain “state secrets or working secrets of government agencies,” we or the PRC subsidiaries may be subject to the approval requirements of the Archive Provisions. Any failure or perceived failure by our Company or the PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the Archive Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Opinions, the Trial Measures, the Archive Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will meet the standards of the CSRC if we are subject to relevant compliance requirements, or that we will be able to comply with any additional regulatory requirements, which may arise from the evolving interpretation of the Opinions, the Trial Measures, or any related implementing rules to be enacted, with respect to our future overseas capital-raising activities.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on the PRC subsidiaries’ business and operations.

Substantially all of the PRC subsidiaries’ assets and operations are currently located in China. Accordingly, the PRC subsidiaries’ business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect the PRC subsidiaries’ business and operating results, reduce demand for their products, and weaken their competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the PRC subsidiaries. For example, the PRC subsidiaries’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may materially and adversely affect the PRC subsidiaries’ business, financial condition and results of operations.

Furthermore, our Company, the PRC subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the PRC subsidiaries’ financial performance and operations. As of the date of this annual report, neither our Company nor the PRC subsidiaries have received or were denied permission from Chinese authorities to list on U.S. exchanges. However, there is no guarantee that our Company or the PRC subsidiaries will receive or not be denied permission from Chinese authorities to list on U.S. exchanges in the future.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. The PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Given the Chinese government’s significant oversight and control over the conduct of the PRC subsidiaries’ business, the Chinese government may intervene or influence their operations at any time, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Ordinary Shares.

The Chinese government has significant oversight and control over the conduct of the PRC subsidiaries’ business and may intervene or influence their operations at any time as the government deems appropriate to further regulatory, political, and societal goals, which could result in a material change in the PRC subsidiaries’ operations and/or the value of our Ordinary Shares.

The Chinese government has recently published new policies that significantly affected certain industries such as the internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect the PRC subsidiaries’ business, financial condition and results of operations. Furthermore, if China adopts more stringent standards with respect to certain areas such as environmental protection or corporate social responsibilities, the PRC subsidiaries’ may incur increased compliance costs or become subject to additional restrictions in their operations. Certain areas of the law, including intellectual property rights and confidentiality protections, in China may also not be as effective as in the United States or other countries. In addition, the PRC subsidiaries cannot predict the effects of future developments in the PRC legal system on their business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors.

Any actions by the Chinese government, including any decision to intervene or influence the operations of the PRC subsidiaries, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to decline significantly or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts for the PRC subsidiaries to ensure their compliance with such regulations or interpretations. As such, the PRC subsidiaries may be subject to various government and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Accordingly, government actions in the future, including any decision to intervene or influence the operations of the PRC subsidiaries at any time, may cause us to make material changes to the operations of the PRC subsidiaries, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to decline significantly or be worthless.

The PRC subsidiaries have not made adequate housing fund contributions for all employees as required by PRC regulations, which may subject them to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

The PRC subsidiaries have not made adequate housing fund contributions for their employees as of the date of this annual report. With respect to housing fund plans, the PRC subsidiaries may be required to pay and/or deposit housing funds in full and on time within the prescribed time limit. If they fail to do so, relevant authorities may file applications to competent courts for compulsory enforcement of payment and deposit. As of September 30, 2025, we estimate that the amount of outstanding housing funds was approximately $9,063. We have not made accruals for the expected amounts owed, including late fees and fines that may be imposed by the relevant local government authorities in the financial statements. There are a number of policies providing that local governmental authorities shall act carefully to avoid burdensome measures over the small- and medium-size entities. For example, pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums, promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering the unpaid social insurance premiums from enterprises without permission in a centralized manner. Although we have not received any inquiry, notice, warning, or sanctions regarding such late fees or fines as of the date of this annual report, the interpretation and implementation of labor-related laws and regulations are still constantly evolving which may be further amended from time to time. Accordingly, if the relevant PRC authorities determine that the PRC subsidiaries shall make supplemental housing fund contributions or that they are subject to fines and legal sanctions in relation to their failure to make housing fund contributions in full for their employees, their business, financial condition and results of operations may be materially and adversely affected.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (the “HFCA Act”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years (two consecutive years as amended under the Consolidated Appropriations Act, as discussed below), the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarified that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also stated that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act.

On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, Enrome LLP, the independent registered public accounting firm that issued the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and subject to inspection by the PCAOB on a regular basis. Our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantially all of our operations are conducted in China. Furthermore, if the PCAOB is unable to inspect our accounting firm in the future, the HFCA Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within two years, as amended, will prohibit trading in our securities, and, as a result, an exchange may determine to delist our securities and trading in our securities could be prohibited.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or the PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit the PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, the State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name, and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Circular 13,” effective in June 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Circular 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

As of the date of this annual report, none of our current shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our Company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC resident beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit the PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

The PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our PRC subsidiaries may need to pay dividends and other distributions to us so that we can satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If the PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Current PRC regulations permit the PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. The PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of the PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. The PRC subsidiaries receive substantially all of their revenue in RMB. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, the PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and recently adopted PRC regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the Provisions of the Ministry of Commerce on the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “Security Review Rules”) issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the Security Review Rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The PRC subsidiaries’ business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. MOFCOM or other government agencies, however, may publish explanations in the future determining that the PRC subsidiaries’ business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. The PRC subsidiaries’ ability to expand their business or maintain or expand their market share through future acquisitions would as such be materially and adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against our Company or our management based on foreign laws.

Our Company is an exempted company incorporated under the laws of the Cayman Islands. In addition, nearly half of our senior executive officers, directors and independent directors, reside within mainland China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon our Company or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against our Company and those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against our Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against our Company or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Risks Relating to Doing Business in Macau and Singapore

Conducting business in Macau has certain risks relating to political, economic, and social changes in Macau and mainland China.

Given that Macau is a Special Administrative Region of the PRC, the legal and operational risks associated with operating in China apply to our operations in Macau. While Macau currently operates under a different set of laws from mainland China, there can be no assurance as to whether the government of Macau will enact laws and regulations similar to mainland China, or whether any laws or regulations of mainland China will become applicable to our operations in Macau in the future, which could happen at any time and with no advance notice.

Conducting business in Macau involves certain risks relating to changes in the political, economic, and social conditions of mainland China and Macau. Additional risks include changes in Macau’s governmental policies, Macau’s laws and regulations, or exchange control regulations, restrictions on foreign investment, repatriation of capital, measures introduced to combat inflation, such as interest rate hikes, and changes to the rates or method of taxation. Our operations in Macau are exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Therefore, we cannot be certain whether new PRC government policies and regulatory measures applicable in mainland China may indirectly but nevertheless materially and adversely affect our business, financial condition, results of operations or prospects.

We are subject to Macau laws and regulations that are generally applicable to Macau entities, including Macau laws and regulations that result in oversight over data security.

Aosi, as a Macau registered entity, is subject to Macau laws generally applicable to Macau entities. Aosi provides internet media, business planning and consulting, and software customization and marketing services in Macau. We believe Aosi is compliant with the laws and regulations governing its existence and operations in Macau, including without limitation, laws and regulations relating to data security and anti-monopoly, to the extent such laws and regulations are applicable to Aosi. In the opinion of Lektou — Advogados e Notários, our counsel as to Macau law, the regulatory requirements related to data security in Macau are stipulated by Law no. 8/2005 “Personal Data Protection Act”, Law no. 11/2009 “Law on Computer Crime Combat” (amended by Law no. 4/2020) and Law no. 13/2019 “Cybersecurity Law.” The relevant provisions for anti-monopoly practices in Macau are stipulated by the Macau Commercial Code, which addresses “Unfair Competition,” as well as in Law no. 9/2021 “Consumer Rights and Interests Protection Law.” In the opinion of Lektou — Advogados e Notários, violations of the relevant laws and regulations would result in administrative penalties, criminal or civil liability, or may incur accessory penalties such as the closure of business premises or a prohibition on engaging in related business activities for a particular period of time. Under general terms, violations of the afore-mentioned laws would not fundamentally impede Aosi’s ability to conduct business, accept foreign investment or list on U.S./foreign exchanges, unless under certain circumstances. For instance, violations of provisions in Law no. 11/2009 could potentially lead to the court ordering the dissolution of the company, or Public Ministry may request the judicial liquidation of the company under the specific circumstances specified in Article 329 of the Macau Commercial Code. However, the usual penalties for regulatory infractions, while disruptive, would not permanently or fundamentally impact Aosi’s capacity to perform its business activities or seek foreign investment, except in the event of these more severe legal consequences like company dissolution or liquidation.

Developments in the social, political, regulatory and economic environment in Singapore, may have a material and adverse impact on us.

The operating entities have some operations in Singapore. Our business prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Singapore. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. Negative developments in Singapore’s socio-political environment may adversely affect our financial condition, results of operations and prospects. Although the overall economic environment in Singapore appears to be positive, there can be no assurance that this will continue to prevail in the future.

Risks Relating to Our Securities

The suspension of trading in our securities restricts our access to capital, threatens our brand reputation, and creates significant uncertainty that could materially harm our business relationships and long-term prospects.

Trading in our securities has been suspended since September 29, 2025, which presents material risks to our business, financial condition, and long-term prospects. The trade suspension has restricted our ability to raise equity financing. If we require additional capital to fund operations, pursue growth opportunities, or address unexpected needs, we will be unable to access public capital markets. We currently have no bank credit facilities, leaving us dependent on our existing cash reserves and operating cash flow. Any disruption to our cash flow or unexpected capital requirements could severely impair our ability to operate.

While sales remain stable currently, the long-term impact on our brand reputation will depend on how quickly the underlying issues are resolved. A prolonged trading suspension could erode customer confidence, damage business relationships, and harm our competitive position. Even if trading resumes, reputational damage may persist and adversely affect our ability to attract customers, partners, and employees. There is no guarantee that trading will resume, or when. The resolution process may consume significant management time and resources, diverting attention from business operations.

Although our operations remain stable as of the date of this annual report, this stability cannot be guaranteed if the trading suspension continues. Prolonged uncertainty could trigger customer defections, employee departures, or operational disruptions that would materially and adversely harm our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Ordinary Shares.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. See “Item 15. Controls and Procedures.” We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we are subject to reduced disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these reduced regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur substantial increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We seek to evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We do not intend to pay dividends for the foreseeable future and you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our amended and restated memorandum and articles of association, as amended from time to time, our board of directors has discretion regarding whether to declare or pay dividends or other distributions out of our funds which are lawfully available for that purpose. In addition, our shareholders may by ordinary resolution declare a dividend in accordance with the respective rights attached to the shares, provided that no dividend may exceed the amount recommended by our directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest. All dividends are subject to certain restrictions under Cayman Islands law, namely that a Cayman Islands exempted company may pay a dividend on its shares out of either profit or share premium account, and provided that in no circumstances may a dividend be paid if following such payment the Company would be unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot assure you that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Ordinary Shares. It is possible that you may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

We are subject to a securities class action suit and may be subject to additional lawsuits.

In January 2026, a securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors, its auditor, and its IPO underwriter, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint purports to be brought on behalf of investors who purchased or otherwise acquired the Company’s securities between May 5, 2025 and September 26, 2025, and alleges that the defendants made materially false and misleading statements and omissions concerning, among other things, the Company’s business, operations and prospects. The complaint further alleges that the Company’s stock price was artificially inflated by a purported market manipulation and promotional scheme and that investors suffered damages when trading in the Company’s securities was halted and the stock price declined. The plaintiffs seek, among other relief, compensatory damages, costs, and attorneys’ fees. The Company strongly denies any wrongdoing, and intends to continue to vigorously defend all of the matters. Since the lawsuit is still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuit.

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, our involvement in any such class action suits may divert a significant amount of our management’s attention and other resources from the operating entities’ business and operations and require us to incur significant expenses to defend against the proceedings, which could harm our results of operations. Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. Any such class action suits, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance.

The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant services or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Share prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Ordinary Shares may not develop or be sustained.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 31,725,000 Ordinary Shares were outstanding as of September 30, 2025. The Ordinary Shares held by our directors and executive officers are available for sale after the expiration of the lock-up period, subject to certain restrictions. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

In addition, we adopted the 2025 Equity Incentive Plan and the initial maximum number of Ordinary Shares which may be granted and issuable pursuant to the plan is 5,000,000 Ordinary Shares. We may grant additional options or share-based awards to employees, directors and consultants in the future. To the extent that any of these options or restricted share units are vested and issued, and any of such shares are sold in the market, it could have a material adverse effect on the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq Listing Rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. We currently intend to comply with the requirements of Nasdaq Listing Rules and do not intend to take advantage of home country exemptions. We may, however, reconsider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards, which may afford less protection to investors in the future.

Although as a foreign private issuer, we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Certain provisions of our amended and restated memorandum of association (the “Memorandum”) and amended and restated articles of association (the “Articles of Association”), as amended and restated from time to time (collectively the “Memorandum and Articles of Association”), may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue preference shares in one or more series and to designate the rights, preferences and restrictions of such preference shares without any further vote or action by our shareholders to the extent of available authorized but unissued shares; and

●	provisions that limit the ability of our shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien.

If our board of directors refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of ordinary shares not listed on a Designated Stock Exchange (as defined in the Articles of Association) may be suspended and our register of members closed at such times and for such periods, not exceeding 45 days in any calendar year, as our board of directors may determine.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act ( Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding, on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding shares representing at least ten percent of all votes attaching to the issued and outstanding shares of the Company entitled to vote at general meetings to requisition a general meeting of our shareholders, in which case our board of directors are obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of at least seven clear days is required for the convening of a general meeting of our shareholders or such longer period of notice as required by the Nasdaq listing rules. A quorum required for a general meeting of shareholders consists of at least one shareholder, present (in person or by proxy), representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of our Company.

It is not certain if we will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore (the “Singapore Income Tax Act”), the tax residency of a company is determined by where the business is controlled and managed, even if it is established outside Singapore. A company is a non-resident when the control and management of its business is not exercised in Singapore, where “control and management” is defined as the making of decisions on strategic matters, such as those concerning a company’s policy and strategy. This is a question of fact. Typically, the location of the company’s board of director meetings where strategic decisions are made determines where the control and management is exercised. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore or where board resolutions are merely passed by written resolutions and no physical meeting is held. Where board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be in Singapore where the majority of the board of directors with the authority to make strategic decisions are physically located in Singapore when they sign such consent or attend such conferences, or where the chairman of the board of directors is physically located in Singapore.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore (“IRAS”), and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an unconsolidated basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiary located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted, or brought into Singapore; (ii) applied in or towards the satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore.

In addition, Singapore does not impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our Ordinary Shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Ordinary Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of assets we hold for the production of passive income, it is possible that, for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed to be a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company (PFIC) Consequences.”

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgments obtained in the U.S. courts

Our Company is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Appeals from the Cayman Islands Courts to the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on the civil liability provisions of U.S. securities laws, so far as the liabilities imposed by those provisions are penal in nature.

As of the date of this annual report, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. Substantially all of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

We were incorporated on November 3, 2022, as an exempted company with limited liability in the Cayman Islands. We are a holding company incorporated under the laws of the Cayman Islands with no material operations of our own. We are not a Chinese operating company. Our operations are conducted through the operating entities in Macau, Singapore and mainland China.

Corporate Information

Our principal executive offices are located at No. 2615, Xingsheng 1st Road, Hengqin New District, Zhuhai City, Guangdong Province, China, and our phone number is +00852 61245644. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our website address is www.sdmmeta.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

We conduct business operations through three operating entities: SMART DIGITAL META PTE. LTD., AOSI PRODUCTION CO., LTD., and Xiamen Liubenmu Culture Media Co., Ltd. The aforementioned operating entities conduct their business activities in Singapore, Macau, and Mainland China, respectively. The operating entities provide a broad range of services including: (1) event planning and execution services, which consist of drafting event planning proposals, customizing event marketing strategies, engaging event sponsors and other related services; (2) internet media services, which include developing marketing strategies, designing marketing content, distributing such marketing content on select internet platforms and other related services; (3) software customization and marketing services, which enable customers to formulate and implement marketing activities through our AOSI PRODUCTION CO., LTD.’s proprietary software; and (4) business planning and consulting services, which include business development planning, business data analysis and other related services.

In the fiscal years ended September 30, 2025, 2024 and 2023, our revenue was $37,200,513, $21,519,072 and $9,702,145, respectively. For the same fiscal years, event planning and execution services accounted for approximately 4.0%, 7.3% and 30.4% of our total revenue, respectively; internet media services accounted for approximately 91.3%, 88.2% and 21.5% of our total revenue, respectively; software customization and marketing services accounted for approximately 0%, 0% and 9.6% of our total revenue, respectively; and business planning and consulting services accounted for approximately 4.7%, 4.5% and 38.5% of our total revenue, respectively. In the fiscal year ended September 30, 2025, our net loss was $37,845,629, and in the fiscal years ended September 30, 2024 and 2023, our net income was $1,696,654 and $1,993,262, respectively.

Industry Background

The operating entities compete against many large and small digital marketing service providers. According to Frost & Sullivan, whom we commissioned in November 2023 to produce the “Independent Market Study on Digital Marketing Services Markets in Hong Kong, Macau, and Southeast Asia,” the digital marketing service market in Macau is highly fragmented, and the operating entities compete against international advertising companies that provide digital marketing services, including Wire & Plastic Products Group, Wunderman Thompson and VMLY&R, as well as local digital marketing service providers, such as U.S.A. Vigorous Int’l Limited and Batten, Barton, Durstine & Osborn. The digital marketing service market in Southeast Asia is well-developed and highly competitive, and the market competition is primarily from local service providers that are mainly concentrated in Singapore, including MediaOne International Group, Impossible Marketing PTD. LTD. and My Marketing Fox PTD. LTD. We believe the operating entities compete mainly on the basis of business networking capacity, corporate reputation, service pricing, service efficiency, and quality of services. As new competitors enter the market, we expect competition in this market will continue to be intense.

Our Strengths

Ability to retain and attract customers

We believe the operating entities’ ability to retain the existing customers and attract new customers is one of the core strengths. For the fiscal years ended September 30, 2025, 2024 and 2023, the operating entities maintained stable relationships with substantially all of their significant customers. The operating entities have cultivated favorable relationships with internet platforms and other business partners by maintaining effective communications, engaging in repeated cooperation and undertaking public relations efforts. We believe such sustainable relationships enhance client retention, new business from word of mouth and corporate reputation.

Ability to meet customer demands

The operating entities are dedicated to providing quality services to their customers. To satisfy customers’ demands, the operating entities seek to maintain effective communications with the customers throughout the continuation of the projects. To address potential customer requirements and stay abreast of industry trends, the operating entities attend industry events, interact with industry experts, collect various sources of market intelligence, such as internet advertising information, community forum postings and market tenders, and perform market analyses for their primary business locations. We believe the operating entities’ ability to meet customer demands will improve customer experience and enhance customer loyalty.

Visionary operating teams

The operating teams at the operating entities are composed of relatively young professionals. Such young professionals grew up in the information age and are well-acquainted with the rapid evolution of the internet. They demonstrate insights in digital marketing and various digital and technological innovations, which promotes the operating entities’ ability to provide software customization and marketing services and other services in line with the technological and industry trends. Such young professionals also demonstrate understanding of the young generation’s habits and preferences, which promotes the operating entities’ ability to help customers plan events that appeal to the young target audience. We believe these endeavors will not only enhance the attractiveness and visibility of the operating entities’ services but also lead to customer acquisition opportunities.

Experienced management team

Our Company’s management team has extensive industry experience. The management team has accumulated comprehensive knowledge and skills in logistics management, finance, business development, marketing and operation planning. See “Item 6. Directors, Senior Management and Employees.”

Our Services

Event planning and execution services

The operating entities’ event planning and execution services generally consist of (1) event planning, which include drafting event planning proposals, customizing event marketing strategies, and seeking event sponsors; (2) event design, which include event graphic design, 3D effect design, and logo design; and (3) event execution, which includes offline event execution and online advertising placement for the events.

In the fiscal years ended September 30, 2025, 2024 and 2023, the operating entities planned approximately 2, 4 and 93 events, respectively. Such events can be categorized into sports events, industry meetings, social events, commercial product launch events, and various other corporate and community events. The operating entities are dedicated to providing event planning and execution services that are designed to grow the audience reach, improve consumer loyalty and enhance brand recognition for their customers.

For the fiscal year ended September 30, 2025, the operating entities provided event planning and execution services to approximately two customers that are primarily based in Mainland China. The operating entities’ customers typically include trade unions, industry associations, individuals, and corporate customers that represent a wide range of industries, such as communications, technology and home furnishings. To ensure that the event planning and execution services satisfy the customers’ requirements, the operating entities generally attend meetings with their customers on a regular basis to discuss progress updates and future plans, and assign specialized staff throughout the continuation of the projects to provide customized services to their customers.

Internet media services

The operating entities’ internet media services generally consist of (1) marketing planning, which refers to conducting market positioning analysis, studying the brands, products or services to be marketed, analyzing the target audience, developing customized integrated marketing strategies, selecting the internet platforms, including but not limited to, Twitter, Instagram, Meta, YouTube, TikTok, Coindesk, etc.; (2) marketing campaign, which refers to optimizing images, writings and other marketing content, distributing the marketing content on select internet platforms in alignment with the devised marketing strategies; (3) marketing analysis and adjustment, which refers to monitoring internet platform user data, behavior and preferences, analyzing the perceived effects of the marketing campaigns, and adjusting the marketing strategies to achieve maximized impact with the marketing campaigns.

In the fiscal year ended September 30, 2025, the operating entities provided internet media services to approximately 10 customers.

Software customization and marketing services

The operating entities’ software customization and marketing services enable customers to formulate and implement marketing activities through AOSI PRODUCTION CO., LTD.’s proprietary software. The users of the software will have access to the following basic functions: (1) image, writing and video display, where the users can upload and display images, writings and videos for marketing purposes, (2) online store, where the users can present items that are available for purchase and provide links to direct potential buyers to purchase the items, (3) distribution management, where the users can manage distributors and commissions for wholesale and retail sales, (4) points for purchase, where the users can create a points-based loyalty program to boost buyer engagement, among other things. The operating entities provide software with a range of basic functions for the customers to choose from as well as customized functions based on the customers’ needs. Such software is not web-based.

During the fiscal year ended September 30, 2025, our operating entities did not provide software customization and marketing services to any customer primarily because of the strategic shift in our business focus to internet media services.

Business planning and consulting services

The operating entities’ business planning and consulting services generally consist of: (1) planning for regional business development, project operation consulting, and business data analysis, and (2) intellectual property positioning, branding, and event marketing planning. As of the date of this annual report, business planning and consulting services are mainly provided by SMART DIGITAL META PTE. LTD. and AOSI PRODUCTION CO., LTD.

In the fiscal year ended September 30, 2025, the operating entities provided the business planning and consulting services to approximately two customers. These customers typically operate within the media, technology and trade industries.

Our Customers

For the fiscal years ended September 30, 2025, 2024 and 2023, our revenue was generated primarily in Macau and Mainland China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Significant revenue is generated in Macau and Mainland China. Therefore, any risks affecting these areas may materially adversely affect the business of the operating entities.”

The following table sets forth the breakdown of our revenues by geographic location for the fiscal years ended September 30, 2025, 2024 and 2023, respectively:

	For the years ended September 30,
Country/Region	2025	%	2024	%	2023	%
Mainland China	$27,890,266	75.0%	$7,997,158	37.2%	$2,623,733	27.0%
Macau	9,310,247	25.0%	13,521,914	62.8%	6,185,522	63.8%
Singapore	—	0%	—	0%	892,890	9.2%
Total	$37,200,513	100	$21,519,072	100%	$9,702,145	100.0%

For the fiscal year ended September 30, 2025, three customers independently accounted for more than 10% of our total revenue, and they accounted for approximately 32.9%, 22.0% and 17.5% of our total revenue, respectively. For the fiscal year ended September 30, 2024, two customers independently accounted for more than 10% of our total revenue, and they accounted for approximately 38.8% and 21.9% of our total revenue, respectively. For the fiscal year ended September 30, 2023, three customers independently accounted for more than 10% of our total revenue, and they accounted for approximately 24.9%, 21.5%, and 14.0% of our total revenue, respectively. None of these significant customers were our related parties.

The operating entities seek to sustain customer relationships through effective communications with and the provision of customized services to their customers. For the fiscal years ended September 30, 2025, 2024 and 2023, the operating entities maintained stable relationships with substantially all the significant customers. If the operating entities lose any one significant customer, it might adversely affect their business operations in the short term, but we believe that the operating entities will be able to find a suitable replacement. As such, we do not believe that the loss of any one customer would have an enduring material adverse impact on the operating entities’ business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The operating entities’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have an adverse effect on our financial condition and results of operations.”

Our Suppliers

The operating entities engage suppliers for the provision of various services. For instance, in the provision of event planning and execution services, the operating entities generally engage suppliers to provide event execution rather than undertaking event execution internally. This allows the operating entities to focus on comprehensive event planning and event design. The third-party suppliers mainly offer event execution services in accordance with the detailed instructions from the operating entities. In the provision of the internet media services, the operating entities may engage suppliers for the distribution of marketing content on the select internet platforms and some complementary marketing material production services. In the provision of software customization and marketing services, the operating entities may engage suppliers to develop the software and provide daily maintenance for the software based on our requirements. In the provision of business planning and consulting services, the operating entities generally engage suppliers for ancillary support, which enables the operating entities to focus on overall business planning, market research, business analysis and other services that are core to the business planning and consulting services.

The operating entities consider various factors in selecting third-party suppliers and such factors include corporate reputation, pricing, and history of cooperation. The operating entities’ suppliers are mainly concentrated in Mainland China and Macau. For the fiscal year ended September 30, 2025, four suppliers independently accounted for more than 10% of our total operating costs, and they accounted for approximately 39.3%, 19.1%, 18.6% and 11.0% of our total operating costs, respectively. For the fiscal year ended September 30, 2024, two suppliers independently accounted for more than 10% of our total operating costs, and they accounted for approximately 52.3% and 28.9% of our total operating costs, respectively. For the fiscal year ended September 30, 2023, three suppliers independently accounted for more than 10% of our total operating costs, and they accounted for approximately 34.4%, 13.6% and 13.0% of our total operating costs, respectively. Feitongxiaoke Cultural Communication Co., Ltd. was the second largest supplier in the fiscal year ended September 30, 2022 and 25% of its shares are owned by Mr. SAM WAI HONG, our Chairman of the Board of Directors. None of the other major suppliers were our related parties.

For the fiscal years ended September 30, 2025, 2024 and 2023, the operating entities maintained stable relationships with substantially all the major suppliers. If the operating entities lose any one major supplier, we believe it will not have a material adverse impact on the operating entities’ business because of the low concentration and availability of suppliers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The operating entities may be dependent on a limited number of suppliers and any disruption to the relationships with the major suppliers may have material adverse effects on the operating entities’ business.”

Growth Strategies

In order to remain competitive in the marketplace, the operating entities are committed to staying informed about market demands, securing skilled human resources, and continuously seeking ways to enhance service efficiency. In the medium to long term, the operating entities have outlined several growth strategies. First, they plan to gradually shift the focus away from event planning and execution services and retain only certain categories of events for which they will continue to provide services, such as industry meetings and cultural performances. Second, they plan to strengthen the internet media services and business planning and consulting services, by improving the quality of services, leveraging digital and technological innovations, and optimizing their business processes. Third, they plan to create cross-selling opportunities and foster synergic growth in their services. Fourth, they may expand into new markets, including but not limited to Malaysia, because Malaysia is geographically close to our Singapore headquarters, demonstrates similarities in user habits and preferences to our existing markets, and remains an overlooked market where the full market potential has yet to be explored. As of the date of this annual report, the operating entities have not made any plans to introduce new service types and have not entered into any agreements for the expansion into additional markets.

Sales and Marketing

The operating entities consolidate multi-channel marketing programs to promote the services. The marketing programs and service promotions are implemented mainly through (1) leveraging the management team’s professional networks for customer acquisition, (2) capitalizing on referrals from existing customers, (3) attending various industry events, such as Hong Kong Web3 Festival 2023, and (4) online and other types of advertising activities to increase the public awareness of the services, such as launching advertising campaigns on online platforms and websites. The operating entities design the marketing programs based on their understanding of the current market needs, and distribute the tailored marketing content on select platforms, aiming to reach and engage with the targeted potential customers.

The operating entities conduct sales activities through their professional sales staff. The team holds regular internal sessions to study the market needs and revise the corporate marketing strategies.

Intellectual Property

As of the date of this annual report, the operating entities have registered one domain name, being www.sdmmeta.com and one trademark “Zhiyoulu” (“智游录”), which is in the form of plain-text words. The operating entities do not currently own any pending intellectual property applications. The operating entities rely on a combination of intellectual property laws and contractual restrictions on disclosure to protect their intellectual property rights. Despite the operating entities’ efforts to protect their intellectual property rights, we cannot be certain that the steps they have taken will be sufficient or effective to prevent the unauthorized access, use, copying, reverse engineering, infringement, misappropriation or other violation of their intellectual property and other proprietary information, including by third parties who may use their proprietary information to develop competing services. Additionally, the operating entities’ intellectual property rights may not be respected in the future or may be invalidated, circumvented, challenged, narrowed in scope or rendered unenforceable. As of the date of this annual report, the operating entities’ intellectual property rights have not been subject to any adverse claims for infringement upon third parties’ intellectual property rights in Mainland China, Macau or Singapore. The operating entities have not been involved in any litigation or other claims related to any third party’s intellectual property rights in Mainland China, Macau or Singapore.

Seasonality

The operating entities’ business is not subject to seasonal fluctuations. The operating entities enter into business contracts with customers throughout the year.

Insurance

The operating entities maintain certain insurance policies to safeguard against risks and unexpected events. The operating entities in the PRC provide social security insurance, including old-age insurance, medical insurance, unemployment insurance, employment injury insurance, and maternity insurance for its employees in compliance with the applicable PRC laws. The operating entity in Macau provides employees’ compensation insurance for its employee in Macau to cover risks of injuries or illnesses while working. The operating entities do not maintain commercial property insurance, business interruption insurance or key person life insurance. We maintain directors and officers liability insurance for our directors and officers. During the fiscal years ended September 30, 2025, 2024 and 2023, no material insurance claims have been made with respect to the Company’s business.

Regulations

Macau

Based on the public search result from the Macau Social Security Fund regarding whether Aosi has any filed or pending sanctionatory proceedings, Aosi has failed to make contributions for local employees for the period of January 2023 to March 2023 and was subject to a payment totalling MOP2,984. As of the date of this annual report, Aosi has made up for the local employees’ contributions and fines for the relevant period.

Apart from this, as of the date of this annual report, and as confirmed by Aosi and its directors, Aosi has not received any notifications from government authorities or regulators in Macau regarding non-compliance with any laws and regulations.

Laws and regulations in relation to the provision of advertising

The relevant legal framework in respect of advertising in Macau is regulated by Law no. 7/89/M (amended and republished by Law no. 26/2024), also known as the “Advertising Law.” This law establishes the general regime that the dissemination of advertising messages must comply with, whatever the medium used, as well as the conditions for their registration and public display. The Law no. 7/89/M of Macau defines advertisement as any type of communication that aims to attract the general public’s interest with the objective of promoting the purchase of a specific commercial product or service. This includes a wide range of mediums such as newspapers, magazines, television and radio broadcasts, internet billboards, leaflets, etc.

Advertising content must adhere to the principal provisions outlined in the Law no. 7/89/M of Macau, including the principles of fair competition, legality, identifiability, and authenticity. It is necessary to stress that advertising information should not distort facts or mislead advertisement recipients, and it should be verifiable at any moment.

The Law no. 7/89/M of Macau explicitly prohibits certain types of advertising practices in Macau, such as prohibiting any advertising content that is deceptive, encourages criminal activities, pornographic, conveys messages inciting any form of pollution, or promotes money lending activities, among other things (articles 7 to 14).

Regarding the placement of advertisements, the Law no. 7/89/M of Macau stipulated that prior licensing from Municipal Affairs Bureau (IAM) is required. Advertising licensing standards must take into account whether it would restrict panoramic views, affect aesthetics, damage listed monuments or structures, cause harm to third parties, compromise safety, imitate road signage, or impede the movement of pedestrians. IAM have the authority to order removal of advertising messages and halt or demolish works that violate the law.

Removable advertisements in public locations should also meet the afore-mentioned standards. Entities responsible for installation are also responsible for their removal, unless they can demonstrate that they are not liable for the display or installation. Even if governmental agencies perform the removal, those responsible for displaying advertisements are liable for the costs of their removal. If responsibility cannot be ascertained, persons identifiable by the exhibited messages are liable, unless they can demonstrate that they are not responsible for the display.

The Law sets out penalties for non-compliance with its provisions. Breaching the Law no. 7/89/M of Macau may lead to administrative fines up to MOP40,000. Additionally, illegal conduct in advertising may result in civil and criminal liabilities. According to article 32 of Law no. 7/89/M, advertisements that carry illegal messages that are likely to harm legally protected interests may be subject to confiscation, as determined by the entity authorized to impose the fine.

Furthermore, advertising of pharmaceutical products is regulated by Decree-Law no. 30/95/M of Macau (republished by Law no. 27/2024). To advertise a pharmaceutical product in Macau, according to the stipulations of the relevant Decree-Law, the relevant pharmaceutical product must be legally licensed for sale in the territory, and the advertisement content must be authorized in advance by the Pharmaceutical Administration Bureau.

Laws and regulations in relation to consulting and marketing services

There are currently no specific laws and regulations governing consulting and marketing services. Such activities are subject to the general rules of the Macau Civil Code and the Macau Commercial Code relating to the provision of services.

Laws and regulations in relation to software customization and marketing services and Non-Fungible Tokens (NFTs) related services

There are currently no specific laws and regulations governing software customization and marketing services and Non-Fungible Tokens (NFTs) related services. Such activities are subject to the general rules of the Macau Civil Code and the Macau Commercial Code. It is important to note that engaging in such activities may involve considerations of copyright law. In Macau, copyright is regulated by Decree Law No. 43/99/M of Macau (the “Regime of Copyright and Related Rights”), which came into force on 1 October 1999 (amended by Law no. 5/2012 of April 10). In line with the Agreement on Trade-Related Aspects of Intellectual Property Rights (the “TRIPS Agreement”), Macau law classifies computer software programs as literary works.

Copyright protects any works that are the result of human creativity. The following works are specifically listed as being protected under the Regime, provided that they are originals:

1.	Texts of a literary, journalistic, scientific or any other nature, including computer programs.
2.	Lectures, speeches, addresses and sermons.
3.	Dramatic and dramatic-musical works and the direction thereof.
4.	Works of choreography or mime that are expressed in written or other form.
5.	Musical compositions, with or without words.
6.	Cinematographic, television, video, and other audiovisual works.
7.	Works of drawing, tapestry, painting, sculpture, ceramics, glazing, engraving, lithography, and architecture.
8.	Photographic works and works produced by processes analogous to photography.
9.	Works of applied art, industrial designs or models and designer works that constitute artistic creations.
10.	Illustrations and maps.
11.	Plans, sketches, and three-dimensional works relating to architecture, geography, or other sciences.
12.	Slogans or mottoes, even if of an advertising nature.
13.	Parodies and other literary or musical compositions, even if inspired by the theme or subject of another piece of work.
14.	Databases and other compilations that are original in the arrangement of their subject matter or the selection of their contents.

When determining the protection provided to a work in the Macau Special Administrative Region, exclusively Macau Special Administrative Region law shall apply.

The author shall enjoy personal rights and economic rights in the protected work:

1.	The author’s economic rights include the exclusive right: (a) to use and economically exploit the work, and to authorize its economic exploitation, in whole or in part, by a third party; (b) to receive remuneration for the use that a third party makes of the work, where the author’s permission for that use is dispensed with by law.

2.	The author’s personal rights include the power: (a) to keep the work unpublished; (b) to claim authorship of the work and to be identified as the author on the original, on each copy and in any publicity; (c) to withdraw his/her works from circulation as provided in Article 48; (d) to ensure the authenticity and integrity of his/her work and object to any mutilation or distortion of it and in general to all and any acts that detract from it and might adversely affect his/her honor and reputation as an author.

Unless otherwise provided, the original owner of copyright is the intellectual creator of the work. A creator can enjoy copyright protection without registration. The copyright for a piece developed by a team is shared by all team members. In general, a copyright lasts from the date it was acquired until 50 years after the creator’s death. Co-owned copyright lasts from the of acquisition until 50 years after the deaths of all the creators.

Violation of Decree Law No. 43/99/M of Macau can lead to both criminal and administrative offenses, which may incur accessory penalties include: (a) a good conduct bond; (b) temporary prohibition from exercising certain activities and professions; (c) temporary closure of establishments; (d) permanent closure of establishments; (e) public disclosure of guilty verdicts.

In addition, the Monetary Authority of Macau (the “AMCM”) issued an announcement in 2022 that “virtual currencies” are classified as “virtual commodities” and are not recognized as legal tender or financial instruments. Macau residents were advised to exercise caution regarding virtual currencies and the potential for associated fraudulent activities, as they may be utilized for illegal purposes. The AMCM explicitly prohibited all banks and payment institutions in Macau from engaging directly or indirectly in any services related to virtual currencies, including financial transactions involving the use of virtual commodities as a medium of exchange. Any institution offering regulated financial services, such as currency exchange, cross-border fund transfers, or operating financial trading platforms, without proper authorization, would be in violation of applicable provisions under Macau Financial System Act.

Labor, health, and safety

The Macau Labor Relations Law (Law no. 7/2008) establishes the general regime of labor relations, containing various rules concerning employment contracts that range from, but are not limited to, general principles applicable to employment relationships, duties and obligations of the employer and the employee, probation period, employment contract requirements, employment contract for a fixed period, working hours, overtime, weekly time-off, annual leave, and compensation in case of contract termination without justifiable cause.

Regarding the employment of foreign labor, it is important to note that non-residents of Macau are generally not permitted to work unless a proper work permit has been obtained. The employment of such workers is subject to strict regulations included in Law no. 21/2009 of Macau.

Specifically regarding non-residents, their labor contracts are obligatorily made in writing, with the inclusion of mandatory minimum information as set out in Law no. 21/2009 of Macau such as the residence or headquarters of each party, the term of the contract and the grounds justifying it, the professional grade or functions agreed upon and the respective remuneration, the place in which the work will be performed, the working time and normal working hours, the date when the contract comes into effect, the functions of the replaced employee (in the case of replacement of an absent employee), and the date when the contract is entered into. The written labor contracts must also be signed in two originals whereof one original is to be held by each party.

Non-compliance with the rules included in Law no. 21/2009 of Macau may constitute administrative offenses, sanctioned with fines and accessory sanctions of revocation of all or part of the authorizations to employ non-resident workers along with the prohibition to request new authorizations for a period of six months to two years, and/or criminal offenses related to illegal employment, sanctioned with effective incarceration periods, fines and/or accessory sanctions of (i) revocation of all or part of the authorizations to employ non-resident workers and the prohibition for a period of six months to two years to request new authorizations; (ii) prohibition, for a period of six months to two years, to participate in public tenders related to public works or public concessions; and (iii) prohibition, for the period of six months to two years, to receive any subsidies or benefits conferred by Macau public entities.

Regarding the work environment, according to Decree-Law no. 37/89/M of Macau (republished by Law No. 26/2024), an employer must comply with the rules provided under the General Regulation of Work Safety and Hygiene of Offices, Services and Commercial Establishment in order to provide a safe and clean working environment for its employees. Failure to comply with those rules may result in the application of fines to the employer, according to Decree-Law no. 13/91/M of Macau (republished by Law No. 26/2024) (sanctions for the non-compliance with the General Regulation of Macau of working safety and hygiene of office, service and commercial establishments).

Pursuant to Decree-Law no. 40/95/M of Macau (Legal Regime of Compensation of Damages Caused by Industrial Accidents and Occupational Diseases) (republished by Law no. 27/2024), a company must provide industrial accident insurance for its employees. In the event the employer fails to provide such insurance, fines may be imposed as legal sanction.

Singapore

As of the date of this annual report, Smart Digital Meta is in good standing in Singapore and there have been no notifications received by Smart Digital Meta from any government authorities or regulators of any non-compliance with any laws and regulations in Singapore.

Corporate Governance

Annual General Meetings and Annual Returns

Under Section 175 of the Companies Act 1967, a Singapore-incorporated private company must hold an Annual General Meeting (“AGM”) within six (6) months after the end of each financial year. In pursuant to Section 175A, a private company can be exempted from holding AGMs if a resolution has been passed by all members to dispense with the holding of AGMs or if the company sends their financial statements to their members within five (5) months after the financial year end. Under Section 197 of the Companies Act 1967, a Singapore-incorporated non-listed company must file annual returns with the Accounting and Corporate Regulatory Authority (“ACRA”) within seven (7) months after the end of each financial year.

Dividend Distributions

Under the Companies Act 1967, a company is only allowed to pay dividends out of profits in compliance with Section 403 of the Companies Act. Companies are prohibited from paying dividends derived from any profits of the company applied towards the purchase or acquisition of its own shares or gains derived by the company from the disposal of treasury shares. The distribution of dividends must be in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Financial Statements and Audits

Under Section 201 of the Companies Act 1967, directors must present and lay before the company at its AGM, financial statements and consolidated financial statements (if a parent company) that have been audited for the financial year in respect of which the AGM is held. Directors of a dormant unlisted company and a private company with a resolution in force to dispense with holding of AGMs are exempt from the duty to prepare financial statements, in pursuant to Section 201A and Section 201C respectively.

Under Section 205 of the Companies Act 1967, directors of a company must appoint an accounting entity or accounting entities to be the auditor or auditors of the company at each AGM. The appointed auditor(s) will hold office until the conclusion of the next AGM unless removed from office by general resolution of which special notice has been given. The auditor(s) must report and state whether the financial statements and consolidated financial statements (if a parent company) are in compliance with the requirements of accounting standards and give a true and fair view of the financial position and performance of the company and group (if a parent company). A company is exempted from statutory audit requirements if the company is a small company or is a dormant company, in pursuant to Section 205C and Section 205B respectively.

Directors and Officers

Under Section 145 of the Companies Act 1967, a company must have at least one (1) director who is ordinarily resident in Singapore and is a natural person. Under Section 149B of the Companies Act 1967, unless otherwise provided by the constitution, a company may appoint a director by ordinary resolution passed at a general meeting. Under Section 152(9), unless otherwise provided by the constitution, a company may remove a director by ordinary resolution at a general meeting.

Under Section 171 of the Companies Act 1967, companies must appoint a company secretary and the office of secretary must not be left vacant for more than six (6) months at any one time. The company secretary cannot be the same person as the sole director of a company.

Maintenance of Statutory Registers

The Companies Act 1967 requires every company to keep and maintain up-to-date electronic registers of members, directors, secretaries, auditors, CEOs, registrable controllers, nominee directors and nominee shareholders on ACRA. Any change to information contained in the register must updated within 14 days from the date of change. In relation to share transfers, the transfer only takes effect after the company has filed the requisite transaction on ACRA and ACRA has updated the electronic register of members accordingly.

Data Protection

The Personal Data Protection Act 2012 of Singapore (“PDPA”) generally requires organisations to provide notification and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission (“PDPC”) and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data. Additionally, prior to sending marketing messages addressed to Singapore telephone numbers, organizations must check “Do-Not-Call” registries, unless clear and unambiguous consent to such marketing was obtained from the individual.

The PDPC may impose sanctions for certain failures to comply with the PDPA, including the Do-Not-Call requirements. Organizations who contravene provisions of the PDPA may be liable for a financial penalty of (a)(i) up to S$1 million or (ii) in the case of a contravention by an organization whose annual turnover in Singapore exceeds S$10 million — 10% of the annual turnover in Singapore of the organization, and/or (b) imprisonment.

PRC

Regulations Related to Internet Advertisement

The Advertising Law of the PRC（《中华人民共和国广告法》） was first promulgated by the Standing Committee of National People’s Congress (“SCNPC”) on October 27, 1994, amended in 2015, 2018 and 2021 respectively, and became effective on April 29, 2021. According to the Advertising Law of the PRC, “advertiser” means a natural person, a legal person, or any other organization that designs, produces, and publishes advertisements or authorizes any other person to do so for the purpose of marketing its goods or services; “advertising agent” means a natural person, a legal person, or any other organization that accepts authorization to provide advertisement design, production, and agency services; “advertisement publisher” means a natural person, a legal person, or any other organization that publishes advertisements for an advertiser or an advertising agent authorized by the advertiser. It is State Administration for Market Regulation (“SAMR”) that is responsible for advertising supervision and administration nationwide, and the relevant departments of the State Council shall be responsible for advertising administration within their respective functions. The Advertising Law of the PRC regulates both the content of the advertisements and activities of advertising. Those failing to comply with the legal requirements may be subject to fines, revocation of business license and criminal liabilities.

The Measures for the Administration of Internet Advertising（《互联网广告管理办法》）was promulgated by SAMR and took effect on May 1, 2023, replacing Interim Measures for the Administration of Internet Advertising（《互联网广告管理暂行办法》）. Commercial advertising activities which directly or indirectly market goods or services, through websites, web pages, Internet application programs, and other Internet media, in the form of scripts, images, audio, video, or other means, within the territory of the PRC, shall be regulated by both the Advertising Law of the PRC and the Measures for the Administration of Internet Advertising.

According to the above laws and regulations, an Internet advertisement shall be identifiable, enabling consumers to identify it as an advertisement, and an indication of “advertisement” is required for goods or services that appear resulting from advertisement auction or in the form of knowledge imparting, experience sharing, or consumption evaluation, among means, accompanied by a shopping link or any other purchase method. Furthermore, an advertiser or advertisement publisher who publishes Internet advertisements, including pop-ups, is required to clearly display a closing button that allows users to close the advertisement with a single click. Besides, advertising agencies and advertisement publishers shall establish, improve and implement systems of registration, examination and archives management, which includes but not limited to verifying and registering real information of the advertisers, creating advertisement archives with regular check and update, examining supporting documents required and the content of advertisements. Failure of compliance may result in fines, ban on distribution of advertisements, suspension of business, cancellation of license and even criminal liabilities.

In the opinion of our PRC legal counsel, AllBright Law Offices (Xiamen), as of the date of this annual report, none of the PRC subsidiaries has been subject to any penalties or sanctions from the relevant government authorities due to non-compliance with the PRC laws and regulations related to internet advertising.

Regulations Related to Company Establishment and Foreign Investment

Companies established and operating in the PRC are subject to the Company Law of the PRC（《中华人民共和国公司法》）, or the “Company Law,” which was promulgated on December 29, 1993 and newly amended on December 29, 2023. The Company Law provides general principle and rules for corporate establishment, organization and operation in the PRC, including foreign-invested enterprises (“FIE”). The latest amendment, which came into force on July 1, 2024, brings changes to company capital rules, corporate governance structures, liquidation procedures, and shareholder rights. Particularly, under the latest amendment, a 5-year maximum capital contribution time limit is applied to all limited liability companies, and the existing limited liability companies shall gradually adjust their capital contribution schedule to comply with the 5-year requirement.

FIEs are generally required to adhere to the Company Law, unless specified otherwise by foreign investment laws of PRC.

Before January 1, 2020, FIEs in the PRC should mainly be regulated by the Law of the PRC on Wholly Foreign-Owned Enterprises（《中华人民共和国外资企业法》) (the “Foreign-Owned Enterprise Law”) promulgated on April 12, 1986 and amended respectively on October 31, 2000 and September 3, 2016, the Implementing Rules for the Foreign-Owned Enterprise Law of the PRC（《中华人民共和国外资企业法实施细则》）promulgated on December 12, 1990 and amended on April 12, 2001 and February 19, 2014, and the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises（《外商投资企业设立及变更备案管理暂行办法》）promulgated on October 8, 2016 and amended on July 30, 2017 and June 29, 2018. The Foreign-Owned Enterprise Law, together with the Law of the PRC on Sino-Foreign Equity Joint Ventures（《中华人民共和国中外合资经营企业法》）and the Law of the PRC on Sino-Foreign Cooperative Joint Ventures（《中华人民共和国中外合作经营企业法》）, has been collectively referred to as the Old Foreign Investment Laws of the PRC (“三资企业法”). According to the Old Foreign Investment Laws and relevant associated regulations, the establishment of a FIE necessitates approval or filing with the Ministry of Commerce (“MOFCOM”) or its local counterpart. Additionally, these FIEs are required to register and file with the relevant administrative bureau of industry and commerce.

Since January 1, 2020, the Foreign Investment Law of the PRC（《中华人民共和国外商投资法》）(the “Foreign Investment Law”, which was promulgated by the National People’s Congress On March 15, 2019) came into effect, simultaneously repealing Old Foreign Investment Laws. As per the Foreign Investment Law, foreign investment encompasses direct or indirect investment activities conducted by foreign individuals, enterprises, or organizations (referred to as “Foreign Investors”) in China. This includes the following actions: (1) Foreign Investors establishing FIEs in China independently or in partnership with other investors; (2) Foreign Investors acquiring shares, equities, properties, or similar rights of Chinese domestic enterprises; (3) Foreign Investors investing in new projects in China either independently or in collaboration with other investors; and (4) Foreign Investors making investments through other methods prescribed by laws, regulations, or the State Council. The State adopts a management system known as “pre-establishment national treatment”（准入前国民待遇）and “negative list”（负面清单）for foreign investment. Pre-establishment national treatment ensures that Foreign Investors and their investments receive treatment at the investment access stage that is no less favorable than that given to domestic investors and their investments. The negative list management system entails the implementation of specific administrative measures for foreign investment access in certain fields, in which Foreign Investors are prohibited from investing in any sectors listed as forbidden in the negative list and must meet the conditions specified in the negative list before investing in restricted fields. The negative list is released with the approval of the State Council.

The Implementation Regulations for the Foreign Investment Law of the PRC（《中华人民共和国外商投资法实施条例》）(the “FIL Implementing Regulations”) was adopted at the 74th executive meeting of the State Council on December 26, 2019 and came into effect on January 1, 2020. The purpose of the FIL Implementation Regulations is to encourage and promote foreign investment, safeguard the legitimate rights and interests of investors, regulate the administration of foreign investment, and consistently enhance the foreign investment environment in the PRC. FIEs established before the implementation of the Foreign Investment Law, in accordance with the Old Foreign Investment Law, have the discretion to decide whether to change or retain their organizational forms and structures in compliance with the Company Law, Partnership Enterprise Law of the PRC（《中华人民共和国合伙企业法》）, and other applicable laws within a period of five years from the implementation of the Foreign Investment Law. On the same day, the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC（《最高人民法院关于适用<中华人民共和国外商投资法>若干问题的解释》）was released and became effective on January 1, 2020, which applies to all contractual disputes that arise from the acquisition of rights and interests by Foreign Investors through means such as gifts, property divisions, mergers, and divisions of enterprises.

In order to implement the administrative system of pre-establishment national treatment plus negative list for foreign investment, the Foreign Investment Law and FIL Implementing Regulation clarify that the state will establish a catalogue of industries to encourage foreign investment. This catalogue will specify the industries, fields, and regions where Foreign Investors are encouraged and directed to invest. Previously, foreign investment activities in the PRC were primarily governed by the Catalogue of Industries for Guiding Foreign Investment (2017 Revision)（《外商投资产业指导目录(2017修订）》）, which was issued and periodically amended by MOFCOM and the National Development and Reform Commission (NDRC). This catalogue has since been divided into two separate legal documents: the Catalog of Industries for Encouraged Foreign Investment, or the Encouraged Catalog（《鼓励外商投资产业目录》） and the Special Administrative Measures for Access of Foreign Investment, or the Negative List（《外商投资准入特别管理措施（负面清单）》）. The current Encouraged Catalog, issued by MOFCOM and NDRC on July 9, 2022, became effective on January 1, 2023. The current Negative List is the 2024 edition, promulgated by MOFCOM and NDRC on September 6, 2024, and became effective on November 1, 2024. Unless otherwise restricted or prohibited by other PRC laws, foreign investment in industries not listed on the 2024 Negative List is generally considered permissible. The Negative List undergoes periodic review and updates by the PRC government.

In the opinion of our PRC legal counsel, AllBright Law Offices (Xiamen), as of the date of this annual report, each of the PRC subsidiaries is in full compliance with the Company Law and the Foreign Investment Law in China, and there have not been notifications of any non-compliance since none of the PRC subsidiaries fall under the 2024 Negative List.

Regulations Related to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations (《中华人民共和国外汇管理条例》), as promulgated in January 1996 and amended in August 2008, the Chinese currency, or RMB, is freely convertible for current account transactions, including dividend distribution, interest payments, trade, and service-related foreign exchange activities. However, for capital account transactions such as direct investments, loans, repatriation of investments, and investments in securities outside of China, prior approval from the State Administration of Foreign Exchange (SAFE) is required, along with registration with SAFE.

In May, 2013, SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents (《国家外汇管理局关于印发<外国投资者境内直接投资外汇管理规定>及配套文件的通知》), amended on October 10, 2018 and December 30, 2019, which outlines and streamlines the procedural steps and regulations concerning foreign exchange matters associated with direct investment by foreign investors. These include foreign exchange registration, opening and utilization of accounts, receipt and payment of funds, as well as the settlement and sale of foreign exchange.

Pursuant to the Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment（《国家外汇管理局关于进一步简化和改进直接投资外汇管理政策的通知》）, promulgated on February 13, 2015, and effective from June 1, 2015, two administrative approval procedures related to foreign exchange registration for domestic and overseas direct investments are directly reviewed and processed by banks. The SAFE and its local bureaus exercise indirect supervision by overseeing the foreign exchange registration conducted by banks for direct investment purposes.

Pursuant to the Circular on the Reform of the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises（《国际外汇管理局关于改革外商投资企业外汇资本金结汇管理方式的通知》）promulgated by the SAFE on March 30, 2015 and became effective on June 1, 20l5, and was partially amended in December 2019 and March 2023, and the Circular on the Reform and Standardization of the Management Policy of the Settlement of Capital Projects (《国家外汇管理局关于改革和规范资本项目结汇管理》) promulgated by the SAFE on June 9,2016, and was partially amended in December 2023, FIEs follow the policy of discretionary foreign exchange settlement for handling their foreign exchange transactions. However, such discretionary settlements are restricted to the operational needs within the business scope of the FIEs, adhering to the principle of authenticity. It is prohibited for FIEs to utilize foreign exchange earnings from capital account transactions or the RMB obtained through such settlements for the following purposes: (1) making direct or indirect payments that exceed their business scope or are prohibited by PRC laws and regulations, (2) engaging in securities investments or investments other than capital-protected banking products (unless expressly permitted), (3) providing loans to non-affiliated enterprises (except as expressly permitted within their business scope), and (4) constructing or purchasing real estate for non-personal use (excluding real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification（《国家外汇管理局关于进一步推进外汇管理改革完善真实合规性审核的通知》）, which came into effect immediately. This notice introduces several measures aimed at enhancing the verification of genuineness and compliance in cross-border transactions and capital flows. These measures include, but are not limited to, the requirement for banks to verify board resolutions, tax filing forms, and audited financial statements prior to transferring foreign exchange distributions exceeding $50,000 for FIEs. Additionally, it emphasizes the need to strengthen the verification of genuineness and compliance for foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment（《国家外汇管理局关于进一步促进跨境贸易投资便利化的通知》）, or the SAFE Circular 28. According to this circular, non-investment FIEs are permitted to utilize their capital for equity investments in China, as long as such investments comply with the laws and regulations and do not violate the applicable Negative List. The projects being invested in must be genuine and in accordance with relevant laws and regulations.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business（《国家外汇管理局关于优化外汇管理 支持涉外业务发展的通知》）. As per this circular, enterprises are permitted to use income under capital account, such as capital funds, foreign debts, and overseas listings for domestic payments under the condition that the use of funds is genuine and compliant with the current administrative provisions on the use of income related to the capital account. It is noteworthy that there is no requirement to submit materials evidencing the veracity of each payment to the bank prior to the transaction.

Regulations Related to Dividend Distribution

According to the Company Law and Foreign Investment Law, FIEs as PRC Subsidiaries must allocate 10% of their after-tax profits annually, if applicable, to establish a statutory reserve. However, once the cumulative balance of the statutory reserve reaches or exceeds 50% of the registered capital, the requirement to allocate after-tax profits to the reserve may cease. The statutory reserves accumulated by FIEs cannot be distributed as cash dividends. Additionally, according to the Law of the PRC on Enterprise Income Tax（《中华人民共和国企业所得税法》）, which became effective in January 2008 with the latest amendment on December 29, 2018, the maximum withholding tax rate on dividend payments from FIEs to overseas investors not considered “resident” for tax purposes is 20%. However, the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC（《中华人民共和国企业所得税法实施条例》）, issued by the State Council in December 2007, and amended on April 23, 2019, reduced the withholding tax rate to 10%.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles（《国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知》）, or Circular 37, promulgated by SAFE and which became effective on July 4, 2014, PRC residents are required to register with their local bureau of SAFE system before contributing assets or equity interests to an Overseas Special Purpose Vehicle (“SPV”), which are directly established or controlled by such PRC residents for the purpose of investing and financing purposes. Failure to comply with these registration requirements may lead to penalties for evading foreign exchange controls. Banks under Circular 37 are authorized to directly handle the initial foreign exchange registration and amendment registration processes.

As of the date of this annual report, none of the PRC residents of our shareholders have completed the Circular 37 Registration. Failure to comply with Circular 37 registration may result in restrictions being imposed on part of foreign exchange activities of the offshore special purpose vehicles, including restrictions on their ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration. In addition, such violation may subject each of the PRC resident shareholders to fines less than RMB50,000.

Regulations Related to Mergers and Acquisitions and Overseas Listings

M&A Rules

The Provisions on Merger or Acquisition of Domestic Enterprises by Foreign Investors（《关于外国投资者并购境内企业的规定》） jointly issued by the MOFCOM and a variety of regulatory authorities on August 8, 2006 and amended by the MOFCOM on June 22, 2009, regulates Foreign Investors engaging in activities such as purchasing equity interests or subscribing to the increase in registered capital of non-foreign-invested enterprises, establishing FIEs to acquire and operate assets of non-foreign-invested enterprises, or purchasing assets of non-foreign-invested enterprises to establish FIEs for operating those assets. Particularly, in the event of acquiring a PRC company affiliated with a domestic company, enterprise, or individual, through an overseas company established or controlled by such domestic entity, an application for examination and approval must be submitted.

In the opinion of our PRC legal counsel, AllBright Law Offices (Xiamen), as of the date of this annual report, the Company and each of the PRC subsidiaries are in full compliance with the M&A Rules in China, and there have not been notifications of any non-compliance.

Overseas Listings

The Trial Measures on the Administration of Overseas Securities Offerings and Listings（《境内企业境外发行证券和上市管理试行办法》）, together with five supporting guidelines (collectively “Trial Measures”), were promulgated by China Securities Regulatory Commission (“CSRC”) on February 17, 2023 and became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies of PRC intending to offer or list securities overseas, whether directly or indirectly, are required to complete filing procedures with the CSRC, while failure to fulfill the filing procedure may result in administrative penalties. An indirect overseas offering and listing by a domestic company shall be identified from two perspectives: (1) in the most recent accounting year, the total assets, net assets, revenues, or profits of the domestic operating entities of the issuer should account for more than 50% of the corresponding figures in the issuer’s audited consolidated financial statements for the same period, and (2) the issuer’s major operational activities should be conducted in China, its main places of business should be located in China, and the senior managers responsible for the issuer’s operation and management should predominantly be Chinese citizens or reside in China. In the case of a domestic company seeking an indirect overseas offering and listing, the issuer must designate a major domestic operating entity responsible for filing procedures with the CSRC. These filings should be submitted to the CSRC within three business days after the submission of the overseas offering and listing application.

In the opinion of our PRC counsel, AllBright Law Offices (Xiamen), we will not be required to complete the filing procedure with the CSRC since (i) we are not a PRC domestic company; and (ii) our listing is not an indirect overseas listing under the Trial Measures.

Regulations Related to Employment and Social Welfare

The Labor Law of the PRC（《中华人民共和国劳动法》）, or the Labor Law, effective in January 1995 and amended in 2018, as well as the Labor Contract Law of the PRC（《中华人民共和国劳动合同法》）, or the Labor Contract Law, effective in January 2008 and amended in 2012, both outline several obligations for employers. These include but not limited to providing written contracts to employees, restricting the use of temporary workers, ensuring long-term job security, making payment of wages that meet or exceed the local minimum wage standards, implementing labor safety and workplace sanitation systems, adhering to state labor regulations and standards, and providing appropriate workplace safety training to employees. The State Council further enacted the Implementing Regulations for the PRC Labor Contract Law（《中华人民共和国劳动合同法实施条例》） in September 2008, which provides additional interpretation and supplementation of the Labor Contract Law.

Under the Social Insurance Law of the PRC（《中华人民共和国社会保险法》）, the Interim Regulation on the Collection and Payment of Social Insurance Premiums (《社会保险费征缴暂行条例》), and the Administrative Regulations on the Housing Provident Funds (《住房公积金管理条例》), as well as a variety of other regulations, including but not limited to the Regulation on Work-Related Injury Insurances（《工伤保险条例》）, the Regulations on Unemployment Insurance（《失业保险条例》）, employers are obligated to contribute to various social security funds on behalf of their employees, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity insurance and to housing provident funds. Non-compliance with contribution requirements may result in fines and an obligation to rectify the deficit within a specified timeframe.

In the opinion of our PRC legal counsel, AllBright Law Offices (Xiamen), in the fiscal years ended September 30, 2025, 2024 and 2023, the PRC subsidiaries have not made payment of housing provident fund contributions in full for all of the employees. As of the date of this annual report, no administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the PRC subsidiaries to settle the outstanding amount of housing provident fund contributions.

Regulations Relating to Lease Property

The SCNPC promulgated the Urban Real Estate Administration Law of the PRC（《中华人民共和国城市房地产管理法》）on July 5, 1994, last amended on August 26, 2019 and effective on January 1, 2020, while the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures on Commodity Housing Leasing（《商品房屋租赁管理办法》）on December 1, 2010, effective on February 1, 2011. These laws and regulations stipulate that a written lease contract, including matters of term, purpose, liability for repair as well as other rights and obligations, is required between the leaser and the lessee, and shall be registered with the department of housing administration for the record. In the case of failure to comply with the registration requirement above, the leaser and the lessee may be imposed a fine by the governmental authorities.

According to the Civil Code of the PRC, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the premises without the prior consent of the lessor.

As of the date of this annual report, our PRC subsidiaries have three lease agreements that have not been registered with the PRC governmental authorities as required by the PRC laws and regulations. Although the failure to do so does not in itself invalidate the leases, our PRC subsidiaries may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, our PRC subsidiaries may be subject to fines imposed by PRC government authorities ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

Regulations Relating to Cyber Security

The Cybersecurity Law of the PRC（《中华人民共和国网络安全法》）was promulgated by SCNPC in 2016 and came into effect in June, 2017, serves as a general legal basis for the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China, currently undergoing an amendment process with its first revision draft released by the Cyberspace Administration of China (“CAC”) on September 14, 2022 to better align with the newly implemented laws concerning cybersecurity in China since 2016. The Cybersecurity Law of PRC centers around “network operation security” and “network information security”; specifically, the former aims at safeguarding network infrastructure, information systems, and related products from illegal and detrimental activities such as interference, sabotage, theft, and tampering, while the latter places emphasis on ensuring the integrity, confidentiality, and availability of various types of network data, including personal information. Besides, it defines critical information infrastructure (“CII”) as those in key industries and sectors, including public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, and other sectors that, if disrupted, rendered nonfunctional, or suffered data breaches, could significantly jeopardize national security, the economy, people’s livelihoods, and public interests. Such operators of CII (“CIIO”) shall undertakes strict operational requirements, including data localization, annual risk assessment and other security obligations. Network service providers that fail to comply with the Cybersecurity Law of the PRC may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

The Regulation on Protecting the Security of Critical Information Infrastructure（《关键信息基础设施安全保护条例》）was promulgated by the State Council and became effective on September 1, 2021, stipulates that under the overall coordination of CAC as well as the guidance and supervision of the Ministry of Public Security of the PRC(“MPS”), the telecommunications department and other relevant departments under the State Council shall be responsible for the security protection, supervision, and administration in respect of CII within their respective responsibilities in accordance with relevant laws and administrative regulations.

The Data Security Law of the PRC（《中华人民共和国数据安全法》） was promulgated on June 10, 2021 by SCNPC and became effective on September 1, 2021, applying to data processing activities conducted in the territory of PRC and those outside the territory of the PRC to the detriment of its national security, public interest, or lawful rights and interests of citizens and organizations. “Data processing” shall be defined as the collection, storage, use, processing, transmission, provision and public disclosure, while “data security” means the state of effective protection and lawful utilization of data and the capability to safeguard the continuing state of security. The Data Security Law of the PRC also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used, with the appropriate level of protection measures required to be taken for each respective category of data. “Important data”, which has been first mentioned in the Cybersecurity Law of the PRC, remains to be determined in the form of specific catalogues and protected in a stricter way. “National core data” is described as those related to national security, the lifeblood of the national economy, important aspects of people’s lives, major public interests, etc., in need of a stricter management system. Violation of Data Security Law of the PRC may subject the relevant entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

The Personal Information Protection Law of the PRC（《中华人民共和国个人信息保护法》, “PIPL”） promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, applying to the processing activities within the territory of the China of the personal information of natural persons as well as those outside China if the information is processed for the purpose of providing products or services to natural persons located within China, analyzing or assessing the conduct of natural persons located within China or under any other circumstance as provided by any law or administrative regulation. Pursuant to PIPL, “Personal information” means all kinds of information related to identified or identifiable natural persons that are electronically or otherwise recorded, excluding information that has been anonymized. An individual’s consent shall be obtained for processing his or her personal information, except under the circumstances stipulated otherwise, such as the fulfillment of statutory functions and obligations, public emergency and public interest. PIPL also defines “sensitive personal information” as personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons grave harm to personal or property security, including information on biometric characteristics, religious beliefs, specially-designated status, medical health, financial accounts, individual location tracking, etc., as well as the personal information of minors under the age of 14. Personal information handlers may only process sensitive personal information in cases where there is a specific purpose and a legitimate need, and under strict protection measures. Failure to comply with PIPL may cause personal information handlers to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures（《网络安全审查办法》）, which became effective on February 15, 2022 and replaced the 2020 version promulgated in 2020. Pursuant to Cybersecurity Review Measures, CIIOs that purchase network products and services and online platform operators that engages in data processing activities are subject to cybersecurity review provided that such activities affect or may affect national security. Specifically, before the purchase of network products or services and after self-assessment, a CIIO shall declare any network product or service that affects or may affect national security to the Office of Cybersecurity Review for cybersecurity review; any online platform operator intends to be listed on a foreign stock exchange, who possesses personal information of more than 1 million users, is obliged to declare to the Office of Cybersecurity Review for cybersecurity review.

As of the date of this annual report, our PRC counsel advised us that our PRC subsidiaries are not subject to the cybersecurity review by the CAC, given that: (i) our PRC subsidiaries presently possess personal information of less than one (1) million individual end customers in our business operations as of the date of this annual report; (ii) each of our PRC subsidiaries is not a CIIO as neither of them has been notified by the competent PRC government authorities for such purposes; and (iii) absent of official catalogues of important data formulated by the CAC or other competent PRC government authorities, we and our PRC subsidiaries made our own data classification and grading strategy based on the Data Security Law, according to which, no data possessed by us and our PRC subsidiaries is classified as core or important data. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and how the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. We cannot assure you that we and/or our PRC subsidiaries will comply with such regulations in all respects and we and/or our PRC subsidiaries may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We and/or our PRC subsidiaries may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

Regulations Relating to Intellectual Property

The Trademark Law of the PRC（《中华人民共和国商标法》）was first promulgated and took into effect in March 1983 and was amended in 2019 lately. In principle, trademarks in China must be registered with the Trademark Office of China National Intellectual Property Administration (“CNIPA”) in order to gain the exclusive right of trademark use and receive legal protection, except “well-known trademark.” The period of validity of a registered trademark shall be ten years, starting from the day the registration is approved. Upon expiration of period of validity, an application for renewal shall be made within 12 months before the expiration, with an extension period of 6 months may be granted if such renewal application is overdue. Failure to apply for the renewal will result in the deregistration of the registered trademark. In April 2014, the revised Regulation for the Implementation of the Trademark Law of the PRC was issued, which specified the requirements of applying for trademark registration and review.

C. Organizational Structure

We directly hold 100% equity interests in the operating entities, and we do not currently use a VIE structure. The following diagram illustrates the ownership structure of the Company as of the date of this annual report.

Notes:

(1)	Represents an aggregate of 1,377,193 Ordinary Shares held by two minority shareholders, each one of which holds less than 5% of our Ordinary Shares. Among such minority shareholders is Winwin Asia Group Co., Ltd, which holds 500,000 Ordinary Shares and is 100% owned by SAM WAI HONG, our Chairman of the Board of Directors.

(2)	Represents 10,000,000 Ordinary Shares held by CHINAINVEST INTERNATIONAL GROUP CO., LTD., which is 100% owned by SAM WAI HONG, our Chairman of the Board of Directors.

(3)	Represents 4,448,948 Ordinary Shares held by BOBO WORLDWIDE HOLDINGS LIMITED, which is 100% owned by WEI LIYA.

(4)	Represents 3,257,807 Ordinary Shares held by LIAO Junhui.

D. Property, Plants and Equipment

The operating entities have leased space for corporate headquarters and other offices. We believe that the current facilities are adequate for the foreseeable future. The operating entities intend to renew all the leases in accordance with the current leases. There may be a need to secure additional office space as the operating entities grow their businesses. The following chart sets forth the location, approximate size, primary use, ownership status, and expiration date of the major properties in use as of the date of this annual report:

Lessee	Location	Approximate Size in Square Meters	Primary Use	Ownership Status	Expiration Date
SMART DIGITAL META PTE. LTD.	Singapore	90	Office	Lease	September 30, 2027
Xiamen Liubenmu Culture Media Co., Ltd.	Xiamen City, Fujian Province, China	276	Office	Lease	May 31, 2026
Smart Digital (Guangzhou) Times Culture Development Co., Ltd.	Guangzhou City, Guangdong Province, China	5	Office	Lease	November 16, 2026
Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.,	Zhuhai City, Guangdong Province, China	83.41	Office	Lease	November 30, 2026

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of the financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

Overview

Our Company is an exempted company incorporated under the laws of the Cayman Islands. Our Company has no material operations of its own and conducts its business operations through three operating entities: SMART DIGITAL META PTE. LTD., AOSI PRODUCTION CO., LTD., and Xiamen Liubenmu Culture Media Co., Ltd. The afore-mentioned operating entities conduct their business activities in Singapore, Macau, and Mainland China, respectively. The operating entities provide a broad range of services including: (1) event planning and execution services, which consist of drafting event planning proposals, customizing event marketing strategies, engaging event sponsors and other related services; (2) internet media services, which include developing marketing strategies, designing marketing content, distributing such marketing content on select internet platforms and other related services; (3) software customization and marketing services, which enable customers to formulate and implement marketing activities through our AOSI PRODUCTION CO., LTD.’s proprietary software; and (4) business planning and consulting services, which include business development planning, business data analysis and other related services.

In the fiscal years ended September 30, 2025, 2024 and 2023, our revenue was $37,200,513, $21,519,072 and $9,702,145, respectively. For the same fiscal years, event planning and execution services accounted for approximately 4.0%, 7.3% and 30.4% of our total revenue, respectively; internet media services accounted for approximately 91.3%, 88.2% and 21.5% of our total revenue, respectively; software customization and marketing services accounted for approximately 0%, 0% and 9.6% of our total revenue, respectively; and business planning and consulting services accounted for approximately 4.7%, 4.5% and 38.5% of our total revenue, respectively. For the fiscal year ended September 30, 2025, our net loss was $37,845,629 and for the fiscal years ended September 30, 2024 and 2023, our net income was $1,696,654 and $1,993,262, respectively.

Key Factors Affecting Our Results of Operations

In addition to the general factors affecting the global economy and our industry, our financial condition and results of operations are affected by numerous factors, including those set out below:

Competition from Established Competitors and New Market Entrants

The operating entities’ services face competition from established competitors, often with substantially more experience or customer resource advantage, providing high-quality services that are competitive with the operating entities’ services. Also, many of these competitors have technical advantage and supplier resource advantage, which enables these competitors to provide services at a relatively lower price. The entrance of or an additional allocation of resources by one of these competitors into the services that directly compete with the operating entities’ services could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses, or the loss of market share or expected market share.

Limited Operating History and Resources

Our limited operating history and resources prevented us from introducing a larger range of services to the customers. Our limited resources could limit our ability to maintain our operating profits, increase sales, and improve our operating results.

Extensive Government Regulations Affecting Customers, Suppliers and Other Business Partners

The operating entities’ customers, suppliers and other business partners may be subject to extensive government regulations and may be required to obtain and maintain a number of statutory and regulatory licenses, permits, certificates and approvals, which will in turn, affect the operating entities’ business and operations.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events for the fiscal years ended September 30, 2025, 2024 and 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition, except for what has been disclosed elsewhere in this annual report.

Operating Results

Years Ended September 30, 2025 and 2024

The following table summarizes our results of operations for the fiscal years ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or decrease during such years:

	For the fiscal years ended September 30,
	2025	2024	Amount	%
Revenue	$37,200,513	$21,519,072	$15,681,441	72.9%
Cost of revenue	(33,461,114)	(18,605,537)	(14,855,577)	79.8%
Gross profit	3,739,399	2,913,535	825,864	28.3%
Operating expenses:
Selling expenses	(391,852)	(83,671)	(308,181)	368.3%
General and administrative expenses	(6,295,102)	(757,404)	(5,542,698)	731.1%
Share-based compensation expenses	(35,000,000)	—	(35,000,000)	—
Total operating expenses	(41,686,954)	(841,075)	(5,850,879)	4,856.4%
(Loss) income from operations	(37,947,555)	2,072,460	(5,025,015)	(1,931.0)%
Other expenses	(17,106)	(4,172)	(12,934)	310.0%
Interest income	2,102	901	1,201	133.3%
Other income	3,492	—	3,492	—%
Interest expense	(7,775)	(17,134)	9,359	(54.6)%
Exchange gain (loss)	7,277	(933)	8,210	(880.0)%
Total other expense, net	(12,010)	(21,338)	9,328	(43.7)%
(Loss) income before income tax	(37,959,565)	2,051,122	(5,015,687)	(1,950.7)%
Income tax benefit (expense)	113,936	(354,468)	468,404	(132.1)%
Net (loss) income	$(37,845,629)	$1,696,654	$(4,547,283)	(2,330.6)%

Revenue

The following table sets forth the breakdown of our revenue by service type for the fiscal years ended September 30, 2025 and 2024, respectively:

	For the fiscal years ended September 30,
	2025	%	2024	%	Amount	%
Internet media services	$33,957,640	91.3%	$18,977,645	88.2%	$14,979,995	78.9%
Business planning and consulting services	1,739,297	4.7%	977,450	4.5%	761,847	77.9%
Event planning and execution services	1,503,576	4.0%	1,563,977	7.3%	(60,401)	(3.9)%
Total	$37,200,513	100.0%	$21,519,072	100.0%	$15,681,441	72.9%

Our revenue is generated from internet media services, business planning and consulting services, and event planning and execution services. For the fiscal year ended September 30, 2025, our revenue increased by approximately $15.68 million, or 72.9%, compared to the fiscal year ended September 30, 2024, primarily attributable to the strategic shift of our business focus to internet media services for the fiscal year ended September 30, 2025.

The following table sets forth the breakdown of our revenues by geographic location for the fiscal year ended September 30, 2025 and 2024, respectively:

	For the fiscal years ended September 30,
Country/Region	2025	%	2024	%	Amount	%
Mainland China	$27,890,266	75.0%	$7,997,158	37.2%	$19,893,108	248.8%
Macau	9,310,247	25.0%	13,521,914	62.8%	(4,211,668)	(31.1)%
Total	$37,200,513	100.0%	$21,519,072	100.0%	$15,681,440	72.9%

Compared with the fiscal year ended September 30, 2024, our revenue increased by approximately $19.89 million in sales in Mainland China and decreased by approximately $4.21 million in Macau. Revenue growth in Mainland China for the fiscal year ended September 30, 2025 was mainly driven by internet media services sourced from Mainland China.

Revenue from internet media services increased by approximately $14.98 million, to approximately $33.96 million for the fiscal year ended September 30, 2025 from approximately $18.98 million for the fiscal year ended September 30, 2024. The increase was primarily because customer demands for the internet media services increased in the fiscal year ended September 30, 2025. There were two new customers in the fiscal year ended September 30, 2025; the revenues of these two customers accounted for 32.9% and 22.0% of the total revenue respectively.

Revenue from business planning and consulting services increased by approximately $0.76 million, or 77.9%, to approximately $1.74 million for the fiscal year ended September 30, 2025 from approximately $0.98 million for the fiscal year ended September 30, 2024. The increase was primarily due to the addition of new business planning and consulting services projects in the fiscal year ended September 30, 2025.

Revenue from event planning and execution services decreased by approximately $0.06 million, or 3.9%, to approximately $1.50 million for the fiscal year ended September 30, 2025 from approximately $1.56 million for the fiscal year ended September 30, 2024. The decrease was primarily due to the decrease in the number of events for the fiscal year ended September 30, 2025; there were 3 events in the fiscal year ended September 30, 2025 compared to 6 events in the fiscal year ended September 30, 2024.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended September 30, 2025 and 2024, respectively:

	For the fiscal years ended September 30,
	2025	%	2024	%	Amount	%
Internet media services	$31,586,464	94.4%	$16,863,271	90.6%	$14,723,193	87.3%
Business planning and consulting services	648,064	1.9%	307,696	1.7%	340,368	110.6%
Event planning and execution services	1,226,586	3.7%	1,434,570	7.7%	(207,984)	(14.5)%
Total	$33,461,114	100.0%	$18,605,537	100.0%	$14,855,577	79.8%

Cost of revenue of internet media services increased by approximately $14.72 million, to approximately $31.59 million for the fiscal year ended September 30, 2025 from approximately $16.86 million for the fiscal year ended September 30, 2024. The introduction of the new customers and the resultant increase in revenue in the fiscal year ended September 30, 2025 led to the increased related costs.

Cost of revenue of business planning and consulting services increased by approximately $0.34 million, or 110.6%, to approximately $0.65 million for the fiscal year ended September 30, 2025 from $0.31 million for the fiscal year ended September 30, 2024. The increase was primarily due to the increase in sales volume as discussed above.

Cost of revenue of event planning and execution services decreased by approximately $0.21 million, or 14.5%, to approximately $1.23 million for the fiscal year ended September 30, 2025 from approximately $1.43 million for the fiscal year ended September 30, 2024. The decrease was primarily due to the decrease in the new projects for the fiscal year ended September 30, 2025.

Gross profit

The following table sets forth the breakdown of the gross profit for the fiscal years ended September 30, 2025 and 2024, respectively:

	For the fiscal years ended September 30,
	2025	%	2024	%	Amount	%
Internet media services	$2,371,176	63.4%	$2,114,374	72.6%	$256,802	12.1%
Business planning and consulting services	1,091,233	29.2%	669,754	23.0%	421,479	62.9%
Event planning and execution services	276,990	7.4%	129,407	4.4%	147,583	114.0%
Total	$3,739,399	100.0%	$2,913,535	100.0%	$825,864	28.3%

The overall gross profit increased by approximately $0.83 million, or 28.3%, to approximately $3.74 million for the fiscal year ended September 30, 2025 from approximately $2.91 million for the fiscal year ended September 30, 2024. Gross profit from internet media services increased by approximately $0.26 million, or 12.1%, to approximately $2.37 million for the fiscal year ended September 30, 2025 from $2.11 million for the fiscal year ended September 30, 2024. Gross profit from business planning and consulting services increased by approximately $0.42 million, or 62.9%, to approximately $1.09 million for the fiscal year ended September 30, 2025 from $0.67 million for the fiscal year ended September 30, 2024. Gross profit from event planning and execution services increased by $0.15 million, or 114.0%, to approximately $0.28 million for the fiscal year ended September 30, 2025 from approximately $0.13 million for the fiscal year ended September 30, 2024.

The overall gross margin decreased by 3.5% to 10.1% for the fiscal year ended September 30, 2025 from 13.5% for the fiscal year ended September 30, 2024. The decrease in overall gross margin was mainly attributable to the changes in gross margin of Internet media services and business planning and consulting services from 11.1% and 68.5% in the fiscal year ended September 30, 2024 to 7.0% and 62.7% in the fiscal year ended September 30, 2025, respectively. The decrease was mainly driven by a higher proportion of lower-margin Mainland China business during the fiscal year ended September 30, 2025.

Selling expenses

Selling expenses increased by $308,181, or 368.3%, to $391,852 for the fiscal year ended September 30, 2025 from $83,671 for the fiscal year ended September 30, 2024. The increase was primarily attributable to an increase in sales and marketing expenses incurred by sales and marketing staff, which included staff salaries and related benefit expenses.

General and administrative expenses

General and administrative expenses, which consist primarily of salaries, and those not specifically dedicated to selling activities, such as depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses, increased by approximately $5.54 million, or 731.1%, to approximately $6.30 million for the fiscal year ended September 30, 2025 from approximately $0.76  million for the fiscal year ended September 30, 2024. The increase was primarily attributable to (i) an increase in allowance for credit losses of approximately $4.9 million; (ii) an increase in technical service fee of approximately $0.3 million; and (iii) an increase in IPO expenses of approximately $1.0 million, such as brokerage and professional services fees.

Share-based compensation expenses

Share-based compensation expenses increased by $35,000,000, to $35,000,000 for the fiscal year ended September 30, 2025 from nil for the fiscal year ended September 30, 2024. The increase was primarily attributable to the Company issuing a total of 5,000,000 Ordinary Shares on June 16, 2025 under the Company’s 2025 Equity Incentive Plan at a per share price of $7.00.

Other expenses

Other expenses increased by $12,934, or 310.0%, to $17,106 for the fiscal year ended September 30, 2025 from $4,172 for the fiscal year ended September 30, 2024. The increase was primarily attributable to an increase in bank service fees.

Exchange gain (loss)

Exchange gain increased by $8,210, or 880.0%, to $7,277 for the fiscal year ended September 30, 2025 from the exchange loss $933 for the fiscal year ended September 30, 2024. The increase was primarily attributable to the change of exchange rate.

Income (Loss) from operations

As a result of the foregoing, we recorded loss from operations of approximately $37.95 million for the fiscal year ended September 30, 2025, representing a decrease of approximately $40.02 million from income from operations of approximately $2.07 million for the fiscal year ended September 30, 2024. The decrease was primarily attributable to the share-based compensation and the increase in allowance for credit losses.

Interest income

Interest income increased by $1,201, or 133.3%, to $2,102 for the fiscal year ended September 30, 2025 from $901 for the fiscal year ended September 30, 2024. The increase was primarily attributable to an increase in cash balance.

Interest expense

Interest expense decreased by $9,359, or 54.6%, to $7,775 for the fiscal year ended September 30, 2025 from $17,134 for the fiscal year ended September 30, 2024, as operating lease amortization is higher in early period and lower in later period.

Provisions for Income Tax

Our income tax benefit was $113,936 for the fiscal year ended September 30, 2025, an increase of $ 468,404 or 132.1% from the income tax expenses $354,468 for the fiscal year ended September 30, 2024. The increase was primarily attributable to the recognition of deferred tax assets (DTA) related to deductible temporary differences and tax loss carryforwards.

Net income (loss)

As a result of the factors described above, our net loss was approximately $37.85 million for the fiscal year ended September 30, 2025, representing a decrease of $39.54 million from net income of approximately $1.70 million for the fiscal year ended September 30, 2024. The decrease was primarily attributable to the share-based compensation and the increase in allowance for credit losses.

Years Ended September 30, 2024 and 2023

The following table summarizes our results of operations for the fiscal years ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or decrease during such years:

	For the fiscal years ended September 30,
	2024	2023	Amount	%
Revenue	$21,519,072	$9,702,145	$11,816,927	121.8%
Cost of revenue	(18,605,537)	(6,491,069)	(12,114,468)	186.6%
Gross profit	2,913,535	3,211,076	(297,541)	(9.3)%
Operating expenses:
Selling expenses	(83,671)	(81,441)	(2,230)	2.7%
General and administrative expenses	(757,404)	(843,728)	86,324	(10.2)%
Total operating expenses	(841,075)	(925,169)	84,094	(9.1)%
Income from operations	2,072,460	2,285,907	(213,447)	(9.3)%
Other expenses	(4,172)	(523)	(3,649)	697.7%
Interest income	901	50	851	1,702.0%
Interest expense	(17,134)	(20,482)	3,348	(16.3)%
Exchange loss	(933)	—	(933)	—%
Total other expense, net	(21,338)	(20,955)	(383)	1.8%
Income before income tax	2,051,122	2,264,952	(213,830)	(9.4)%
Income tax expense	(354,468)	(271,690)	(82,788)	30.5%
Net income	1,696,654	1,993,262	(296,608)	(14.9)%

Revenue

The following table sets forth the breakdown of our revenue by service type for the fiscal years ended September 30, 2024 and 2023, respectively:

	For the fiscal years ended September 30,
	2024	%	2023	%	Amount	%
Internet media services	$18,977,645	88.2%	$2,082,817	21.5%	$16,894,828	811.2%
Business planning and consulting services	977,450	4.5%	3,736,926	38.5%	(2,759,476)	(73.8)%
Event planning and execution services	1,563,977	7.3%	2,950,094	30.4%	(1,386,117)	(47)%
Software customization and marketing services	—	—%	932,308	9.6%	(932,308)	(100.0)%
Total	$21,519,072	100.0%	$9,702,145	100.0%	$11,816,927	121.8%

Our revenue is generated from internet media services, business planning and consulting services, and event planning and execution services. For the fiscal year ended September 30, 2024, our revenue increased by approximately $11.8 million, or 121.8%, compared to the fiscal year ended September 30, 2023, primarily because of the growth of revenue from the provision of internet media services.

The following table sets forth the breakdown of our revenues by geographic location for the fiscal years ended September 30, 2024 and 2023, respectively:

	For the fiscal years ended September 30,
Country/Region	2024	%	2023	%	Amount	%
Mainland China	$7,997,158	37.2%	$2,623,733	27.0%	$5,373,425	204.8%
Macau	13,521,914	62.8%	6,185,522	63.8%	7,336,393	118.6%
Singapore	—	—%	892,890	9.2%	(892,890)	(100.0)%
Total	$21,519,072	100.0%	$9,702,145	100.0%	$11,816,927	121.8%

Compared with the fiscal year ended September 30, 2023, our revenue increased by approximately $5.4 million in sales in Mainland China, by approximately $7.3 million in Macau, and decreased by approximately $0.9 million in Singapore. The increase in Mainland China and Macau was primarily attributed to the significant growth of internet media services in the fiscal year ended September 30, 2024. The decrease in Singapore was mainly because we generated no revenue from software customization and marketing services in the fiscal year ended September 30, 2024.

Revenue from internet media services increased by approximately $16.9 million, to approximately $19.0 million for the fiscal year ended September 30, 2024 from approximately $2.1 million for the fiscal year ended September 30, 2023. The increase was primarily due to increased customer demands for the internet media services in the fiscal year ended September 30, 2024.

Revenue from business planning and consulting services decreased by approximately $2.8 million, or 73.8%, to approximately $0.9 million for the fiscal year ended September 30, 2024 from approximately $3.7 million for the fiscal year ended September 30, 2023. The decrease was mainly attributable to the strategic shift of our business focus to internet media services for the fiscal year ended September 30, 2024.

Revenue from event planning and execution services decreased by approximately $1.4 million, or 47.0%, to approximately $1.6 million for the fiscal year ended September 30, 2024 from approximately $3.0 million for the fiscal year ended September 30, 2023. The decrease was primarily due to the completion of event planning and execution projects for the fiscal year ended September 30, 2023 and the addition of only four new projects in the fiscal year ended September 30, 2024.

Revenue from software customization and marketing services decreased by approximately $0.9 million, or 100.0%, to nil for the fiscal year ended September 30, 2024 from approximately $0.9 million for the fiscal year ended September 30, 2023. We did not generate any revenue from software customization and marketing services in the fiscal year ended September 30, 2024 primarily because of the strategic shift in our business focus to internet media services.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the fiscal years ended September 30, 2024 and 2023, respectively:

	For the fiscal years ended September 30,
	2024	%	2023	%	Amount	%
Internet media services	$16,863,271	90.6%	$1,820,977	28.1%	$15,042,294	826.1%
Business planning and consulting services	307,696	1.7%	1,970,919	30.4%	(1,663,223)	(84.4)%
Event planning and execution services	1,434,570	7.7%	2,518,166	38.7%	(1,083,596)	(43.0)%
Software customization and marketing services	—	—%	181,007	2.8%	(181,007)	(100.0)%
Total	$18,605,537	100.0%	$6,491,069	100.0%	$12,114,468	186.6%

Cost of revenue of internet media services increased by approximately $15.0 million, to approximately $16.9 million for the fiscal year ended September 30, 2024 from approximately $1.8 million for the fiscal year ended September 30, 2023. The increase was primarily due to the new customers obtained in the fiscal year ended September 30, 2024. The introduction of the new customers and the resultant increase in revenue has also led to the increased related costs.

Cost of revenue of business planning and consulting services decreased by approximately $1.7 million, or 84.4%, to approximately $0.3 million for the fiscal year ended September 30, 2024 from approximately $2.0 million for the fiscal year ended September 30, 2023. The decrease was primarily due to the decrease in sales volume as discussed above.

Cost of revenue of event planning and execution services decreased by approximately $1.1 million, or 43.0%, to approximately $1.4 million for the fiscal year ended September 30, 2024 from approximately $2.5 million for the fiscal year ended September 30, 2023. The decrease was primarily due to the decrease in the new sales projects for the fiscal year ended September 30, 2024.

Cost of software customization and marketing services decreased by approximately $0.2 million, or 100.0%, to nil for the fiscal year ended September 30, 2024 from $0.2 million for the fiscal year ended September 30, 2023. The decrease was mainly because we did not provide such services, with no cost of revenue incurred for the fiscal year ended September 30, 2024 as discussed above.

Gross profit

The following table sets forth the breakdown of the gross profit for the fiscal years ended September 30, 2024 and 2023, respectively:

	For the fiscal years ended September 30,
	2024	%	2023	%	Amount	%
Internet media services	$2,114,374	72.6%	$261,840	8.1%	$1,852,534	707.5%
Business planning and consulting services	669,754	23.0%	1,766,007	55.0%	(1,096,253)	(62.1)%
Event planning and execution services	129,407	4.4%	431,928	13.5%	(302,521)	(70.0)%
Software customization and marketing services	—	—%	751,301	23.4%	(751,301)	(100.0)%
Total	$2,913,535	100.0%	$3,211,076	100.0%	$(297,541)	(9.3)%

The overall gross profit decreased by approximately $0.3 million, or 9.3%, to approximately $3.0 million for the fiscal year ended September 30, 2024 from approximately $3.2 million for the fiscal year ended September 30, 2023. Gross profit from internet media services increased by approximately $1.9 million, or 707.5%, to approximately $1.8 million for the fiscal year ended September 30, 2024 from $0.3 million for the fiscal year ended September 30, 2023. Gross profit from business planning and consulting services decreased by approximately $1.1 million, or 62.1%, to approximately $0.7 million for the fiscal year ended September 30, 2024 from $1.8 million for the fiscal year ended September 30, 2023. Gross profit from event planning and execution services decreased by $0.3 million, or 70.0%, to $0.13 million for the fiscal year ended September 30, 2024 from $0.43 million for the fiscal year ended September 30, 2023 because of fewer events. Gross profit from software customization and marketing services decreased by $0.8 million, or 100.0% for the fiscal year ended September 30, 2024 from $0.75 million for the fiscal year ended September 30, 2023.

The overall gross margin decreased by 19.6% to 13.5% for the fiscal year ended September 30, 2024 from 33.1% for the fiscal year ended September 30, 2023. The decrease in overall gross margin was mainly attributable to the gross profit margin of internet media services decreased by 1.4% from 12.6% for the fiscal year ended September 30, 2023 to 11.1% for the fiscal ended September 30, 2024, while its proportion of total revenue increased significantly by 66.7%, from 21.5% to 88.2% for the fiscal ended September 30, 2024, offset by a 21.3% increase in the gross profit margin of business planning and consulting services for the fiscal ended September 30, 2024.

Selling expense

Selling expenses increased by $2,230, or 2.7%, to $83,671 for the fiscal year ended September 30, 2024 from $81,441 for the fiscal year ended September 30, 2023. The increase was primarily attributable to an increase in sales and marketing expenses incurred by sales and marketing staff, which included staff salaries and related benefit expenses.

General and administrative expenses

General and administrative expenses, which consist primarily of salaries, and those not specifically dedicated to selling activities, such as depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses, decreased by approximately $0.09 million, or 10.2%, to approximately $0.7 million for the fiscal year ended September 30, 2024 from approximately $0.84 million for the fiscal year ended September 30, 2023. The decrease was primarily attributable to the decrease in allowance for doubtful accounts of approximately $0.2 million and the reversal of doubtful accounts of $0.13million net off the increase in professional service fee during the first half of fiscal year 2024.

Other expenses

Other expenses increased by $3,649, or 697.7%, to $4,172 for the fiscal year ended September 30, 2024 from $523 for the fiscal year ended September 30, 2023. The increase was primarily attributable to an increase in bank service fees.

Income from operations

As a result of the foregoing, we recorded income from operations of approximately $2.1 million for the fiscal year ended September 30, 2024, representing a decrease of approximately $0.2 million from approximately $2.3 million for the fiscal year ended September 30, 2023.

Interest income

Interest income increased by $851, or 1,702.0%, to $901 for the fiscal year ended September 30, 2024 from $50 for the fiscal year ended September 30, 2023. The increase was primarily attributable to an increase in cash balance.

Interest expense

Interest expense decreased by $3,348, or 16.3%, to $17,134 for the fiscal year ended September 30, 2024 from $20,482 for the fiscal year ended September 30, 2023, as one rental contract of Xiamen Liubenmu Culture Media Co., Ltd. expired.

Provisions for Income Tax

Our income tax expense was approximately $0.35 million for the fiscal year ended September 30, 2024 with an increase of $0.08 million compared to the fiscal year ended September 30, 2023, which was mainly due to the increase in revenue.

Net income

As a result of the factors described above, our net income was approximately $1.7 million for the fiscal year ended September 30, 2024, representing a decrease of approximately $0.3 million from approximately $2.0 million for the fiscal year ended September 30, 2023.

Liquidity and Capital Resources

Our Company has historically been financed through related party loans.

Our Company maintains liquidity and capital resources primarily through cash flows provided by operating activities, collection of accounts receivable and financial support from our principal shareholders or investors. We recognize revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer and will receive 30% of the contract amount when obligation takes effect and the rest 70% of the contract amount when customers confirm acceptance and the control of services is transferred. We determine the allowance for doubtful accounts based on various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. We have collected 63.4% of the balance as of February 12, 2026. The following table sets forth a summary of aging of accounts receivable and the allowance for credit losses as of September 30, 2025, 2024 and 2023:

As of September 30, 2025	Total	Less than 1 year	1 – 2 years	2 – 3 years
Accounts receivable	$12,613,577	$11,853,891	$759,686	$—
Credit loss	$(2,009,905)	$(1,250,219)	$(759,686)	$—

As of September 30, 2024	Total	Less than 1 year	1 – 2 years	2 – 3 years
Accounts receivable	$10,683,202	$10,683,202	$—	$—
Credit loss	$(469,632)	$(469,632)	$—	$—

As of September 30, 2023	Total	Less than 1 year	1 – 2 years	2 – 3 years
Accounts receivable	$9,561,923	$8,360,465	$1,201,458	$—
Credit loss	$(538,169)	$(418,023)	$(120,146)	$—

Our management believes that our current cash, including proceeds from our IPO, cash flows provided by operating activities, and access to loans will be sufficient to meet our working capital needs for the next 12 months, and that our cash, cash flows provided by operating activities, access to loans, collection of accounts receivable and proceeds from the issuance of shares will be sufficient to meet our working capital needs beyond the next 12 months. We intend to continue to carefully execute our growth plans and manage market risk. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities in any public offering or private placement could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in the amounts or on the terms acceptable to us, if at all. Any failure by us to raise additional funds on the terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

As a holding company, we may require dividends, distributions or other payments from our subsidiaries to satisfy our liquidity requirements.

Indebtedness

As of September 30, 2025, we only had related party loans, and did not have any other debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Capital Resources

The material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital

The total working capital as of September 30, 2025 amounted to approximately $6.3 million, compared to approximately $5.9 million as of September 30, 2024.

The total working capital as of September 30, 2024 amounted to approximately $5.9 million, compared to approximately $4.3 million as of September 30, 2023.

Capital Needs

Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business.

Cash flows

The following table sets forth a summary of our cash flows for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

	For the fiscal years ended September 30,
	2025	2024
Net cash used in operating activities	$(5,554,488)	$(412,367)
Net cash used in investing activity	(43,611)	—
Net cash provided by financing activities	5,790,647	304,027
Effect of exchange rate changes on cash held in foreign currencies	1,071	21,533
Net increase (decrease) in cash	193,619	(86,806)
Cash at beginning of the year	57,817	144,623
Cash at end of the year	$251,436	$57,817

The following table sets forth a summary of our cash flows for the fiscal years ended September 30, 2024 and 2023, respectively.

	For the fiscal years ended September 30,
	2024	2023
Net cash used in operating activities	$(412,367)	$(179,938)
Net cash used in investing activity	—	(38,867)
Net cash provided by financing activities	304,027	241,685
Effect of exchange rate changes on cash held in foreign currencies	21,533	(43)
Net (decrease) increase in cash	(86,806)	22,837
Cash at beginning of the year	144,623	121,786
Cash at end of the year	$57,817	$144,623

Operating activities

Net cash used in operating activities was $5,554,488 for the fiscal year ended September 30, 2025, which mainly consisted of (i) an increase of approximately $2.0 million in accounts receivable as a result of the accelerated collection of accounts receivable, (ii) an increase of approximately $2.0 million in prepayments for our business to related party Platinum International Entertainment Co., Ltd., (iii) a decrease of approximately $1.6 million in accounts payable as we have paid a lot of amount of payables to suppliers in the fiscal year ended September 30, 2025, (iv) an increase of approximately $4.9 million in allowance for credit losses, due to the slower collection of receivables and long aging of the prepayments, and (v) an increase of approximately $35.0 million in Share-based compensation, due to the company issued a total of 5,000,000 Ordinary Shares on June 16, 2025 under the Company’s 2025 Equity Incentive Plan at a per share price of $7.00.

Net cash used in operating activities was $412,367 for the fiscal year ended September 30, 2024, which was mainly attributed to the increase of approximately $2.4 million in prepayments to Fuzhou Maibo Culture Communication Co., Ltd. for the future period marketing service, partially offset by (i) an increase of approximately $0.8 million in accounts payable as we spent considerable amount of time to check the traffic promotion, market feedback and conversion rate from a new supplier “Tourmind” before we paid them service fee in the fiscal year ended September 30, 2024, (ii) an increase of approximately $0.05 million in allowance for doubtful accounts along with $0.1 million in amortization of right of use assets and fixed assets in total, (iii) an increase of $0.2 million in other payables which was mainly due to the unpaid expenses such as audit fee and employee reimbursements, and (iv) an increase of $0.2 million income taxes payable as the provision for current period income tax expense net off the reversal of doubtful accounts of $0.13 million.

Net cash used in operating activities was $179,938 for the fiscal year ended September 30, 2023, which mainly consisted of a decrease of approximately $6.4 million in accounts receivable as a result of a significant increase in credit sales, partially offset by (i) an increase of approximately $3.5 million in accounts payable as our revenue increased by $2.76 million for the fiscal year ended September 30, 2023, (ii) net income of approximately $2.0 million, (iii) an increase of approximately $0.4 million in taxes payable as a result of an increase of taxable income and (iv) an increase of approximately $0.4 million in operating lease liabilities as more offices were leased.

Investing activities

Net cash used in investing activity was $43,611 for the fiscal year ended September 30, 2025, which was due to purchases of property and equipment.

No cash was used in or provided by investing activities for the fiscal year ended September 30, 2024.

Net cash used in investing activity was $38,867 for the fiscal year ended September 30, 2023, which was due to purchases of property and equipment.

Financing activities

Net cash provided by financing activities was $5,790,647 for the fiscal year ended September 30, 2025, which mainly consisted of (i) proceeds $6,900,000 from our initial public offering, (ii) payment made on loans of $254,872 to related parties and (iii) payment of $1,155,954 to deferred offering cost.

Net cash provided by financing activities was $304,027 for the fiscal year ended September 30, 2024, which mainly consisted of (i) collection of $1,091,527 loans from related parties, (ii) payment made on loans of $501,128 to related parties and (iii) payment of $286,373 to deferred offering cost.

Net cash provided by financing activities was $241,685 for the fiscal year ended September 30, 2023, which mainly consisted of (i) collection of $477,532 loans from related parties and (ii) payment made on loans of $237,263 to related parties.

Contractual Obligations and Commitments

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table presents the Company’s material contractual obligations as of September 30, 2025:

Contractual obligations	Total	Less than 1 year	1 – 2 years
Operating lease obligations	$32,513	$32,513	$—
Lease liabilities	$148,688	$74,344	$74,344
Total	$181,201	$106,857	$74,344

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us. We have no off-balance sheet arrangements, including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. There can be no assurance, however, that our operating results will not be affected by inflation in the future.

Critical Accounting Policies and Estimates

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2020. Accordingly, the consolidated financial statements for the fiscal year ended September 30, 2025, 2024 and 2023, are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through-40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the fiscal year ended September 30, 2025, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

The Company’s revenue is primarily derived from the following sources:

Revenue from internet media services

The Company generates revenue from internet media services by providing content promotion services for cooperative brands and project parties, including marketing strategy customization, delivery channel selection, content delivery and other services. The customer continuously consumed economic benefits during the period when the company provided services, so the revenue is recognized over time during the contract period under input method according to the actual placement. During the service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. The Company is the primary obligor and bears the service risk of the content promotion services, the Company provides customized promotion services for customers and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

Revenue from business planning and consulting services

The Company generates revenue from business planning and consulting services by providing promotional materials, design services and full-case planning services related to industry development for cooperative enterprises. For promotion materials design service, revenue is recognized at a point in time when services are successfully provided (e.g., successfully deliver the promotion material) which is indicated by the customer’s acknowledgement of completion on such service, as the customer neither simultaneously receives the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. For full-case planning service, the Company's promise to service to the customer is separately identifiable from other promises in the contract, so revenue is recognized at a point in time when services are successfully provided. The terms of pricing and payment stipulated in the contract are fixed. The Company is the primary obligator, promotion materials design service and full-case planning service related to industry development are highly customized services, the Company bears the service risk of the business planning and consulting services and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

Revenue from event planning and execution services

The Company generates revenue from event planning and execution services by providing planning services and overall implementation services required for offline activities for relevant cooperative enterprises. For event planning and execution services, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by the customer’s acknowledgement of completion on such event, activity, online program, or video, as the customer neither simultaneously receives the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. Event hosting and event planning and execution are generally short term, which usually take less than three months. As the Company needs to arrange and integrate all components to host or execute an event, which indicates the Company controls the event before transferred to customers, the Company is identified as a principal and recognize the revenue on a gross basis.

Revenue from software customization and marketing services

The Company generates revenue from software customization development and marketing services by providing customers with customized development or standardized marketing systems as a principle. The customer confirms the acceptance based on the progress of customized software development. Therefore, the revenue is recognized gradually within the service period according to the development progress. During the development service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. The Company is the primary obligor and bears the service risk of the software customization and marketing services and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to collection, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss).

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Singapore, Macau and PRC generally uses their respective currencies as the functional currencies.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

For the Company’s main operating subsidiary in Macau, except for the shareholders’ equity, the balance sheet accounts on September 30, 2025, 2024 and 2023 were translated at MOP8.0162, MOP8.0081 and MOP8.0652 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended September 30, 2025, 2024 and 2023 were MOP8.0300, MOP8.0497 and MOP8.0660 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address our directors and executive officers is No. 2615, Xingsheng 1st Road, Hengqin New District, Zhuhai City, Guangdong Province, China.

Name	Age	Position(s)
Yunting Chen	34	Chief Executive Officer
Tan Kwang Leng	43	Chief Financial Officer
SAM WAI HONG	47	Director and Chairman of the Board of Directors
Jinbo Xu	48	Independent Director
Ung Ching Hee	60	Independent Director
Huihuang Lin	77	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Yunting Chen has served as our Chief Executive Officer since June 2024. Mr. Chen was the general manager at Bacterome Era (Xiamen) Digital Industry Co., Ltd. from June 2022 to November 2022. Mr. Chen served as the general manager at Zhongpu Digital Yuan (Xiamen) Digital Technology Co., Ltd from March 2022 to June 2022. Mr. Chen served as the general manager at AoYun Capital Investment Management from January 2021 to March 2022. Mr. Chen holds a bachelor’s degree in management from Huaqiao University in China.

Mr. Tan Kwang Leng has served as our Chief Financial Officer since October 2025. Mr. Leng has extensive experience in accounting and financial matters. He has served as the financial director of Peopleperks International Sdn Bhd since December 2011 and served as the finance manager of RCE Capital Berhad from June 2005 to November 2011. Mr. Leng obtained a Bachelor’s degree in accounting from National University of Malaysia in 2005.

Mr. SAM WAI HONG has served as our Chairman of the Board of Directors and Director since November 2023. Mr. SAM was a general manager at Shutter Studio LTD, an advertisement company, and AOSI PRODUCTION CO., LTD. where he was in charge of strategic decision-making from 2015 to 2022. Mr. SAM holds a bachelor’s degree in tourism management from Huaqiao University in China.

Mr. Jinbo Xu has served as our independent director since May 2025. Mr. Xu has served as the vice president at Xiamen Yuange Management Consulting Co., LTD since October 2022. Mr. Xu was the chief financial officer at Nanwei Software Co., LTD from May 2022 to October 2022. Mr. Xu was the chief financial officer at Hangzhou Weishi Technology Co., LTD from November 2017 to May 2022. Mr. Xu holds a bachelor’s degree in accounting from Jimei University in China.

Mr. Ung Ching Hee has served as our independent director since May 2025. Mr. Ung has served as the vice president of YOLO Events Management in Singapore since 2013. He served as a regional marketing director of AsiaCreative Media Holdings from 2001 to 2012. Mr. Ung holds a Bachelor’s Degree in Business Administration from University of Malaya in Malaysia.

Mr. Huihuang Lin has served as our independent director since May 2025. Mr. Lin has served as the chairman of internationalization committee at the Singapore Logistics Association since October 2018 where he is responsible for the decision-making of the international logistics in the committee. He holds a bachelor’s degree in accounting from Nanyang Technological University in Singapore.

Family Relationships

None of our directors or officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended September 30, 2025, we paid $84,536 as compensation to our executive officers, and we did not compensate our non-executive directors for their services, other than to reimburse them for the out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

C. Board Practices

Board of Directors

Our board of directors consists of four directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq Listing Rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Terms of Directors and Executive Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and may hold office until such time as they resign, are removed from office by ordinary resolution of the shareholders or otherwise cease to be eligible to be a director. Under our Articles of Association, a director’s office shall be terminated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) held office for a fixed terms and such term expired; (iv) in the opinion of a registered medical practitioner by whom such director is being treated, becomes physically or mentally incapable of acting as a director; (v) resigns his office by notice in writing to the company; (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (iv) without the consent of the other directors, is absent from board meetings for a continuous period of six months. All of our officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these employment agreements, we will agree to employ each of our executive officers for a specified time period, which may be terminated upon either party’s notice 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Duties of Directors

Under Cayman Islands law, the directors and officers both owe statutory duties under the Companies Act, common law duties and fiduciary duties to our company. Under common law, our directors and officers have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. The fiduciary duties which our directors and officers owe to our company are summarized as follows: (i) duty to act bona fide in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the discretion to act in the best interest of the Company; and (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and the general knowledge, skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be ratified and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

The functions and powers of our board of directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices, and (iv) approving the transfer of shares of our Company, including the registration of such shares in our register of members.

Committees of the Board of Directors

We have established three committees of the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Jinbo Xu, Ung Ching Hee and Huihuang Lin, chaired by Jinbo Xu. The Company has determined that each of them satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. The Company has determined that Jinbo Xu qualifies as an “audit committee financial expert” within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Listing Rules of Nasdaq. The audit committee oversees the Company’s accounting and financial reporting processes and the audits of its financial statements. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board of directors for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	meeting separately and periodically with management, the internal auditors and the independent registered public accounting firm; and

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Jinbo Xu, Ung Ching Hee and Huihuang Lin, chaired by Ung Ching Hee. We have determined that Jinbo Xu, Ung Ching Hee and Huihuang Lin satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	reviewing and recommending any incentive compensation or equity plans, programs or other similar arrangements;

●	periodically reviewing and reassessing the adequacy of the committee charter;

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Jinbo Xu, Ung Ching Hee and Huihuang Lin, chaired by Huihuang Lin. We have determined that Jinbo Xu, Ung Ching Hee and Huihuang Lin satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to our board of directors for election or re-election to our board of directors, or for appointment to fill any vacancy or newly created directorships on our board of directors;

●	reviewing periodically with our board of directors the current composition of our board of directors;

●	recommending to our board of directors such criteria with respect to nomination or appointment of members of its board of directors and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

●	periodically reassessing the adequacy of the committee charter; and

●	overseeing and leading the self-evaluation of our board of directors in its performance and effectiveness as a whole.

D. Employees

The operating entities strive to attract, recruit, and retain talents through its compensation and benefit programs, as well as learning and career development opportunities. The operating entities enter into employment agreements with each of its employees. The operating entities did not experience any labor disputes in the previous three fiscal years. None of our employees is represented by a labor union.

The operating entities have a total of 4 full-time employees as of the date of this annual report. The operating entities had 12, 14 and 21 full-time employees as of September 30, 2025, 2024 and 2023, respectively. The operating entities did not employ any temporary or part-time employees in the last three fiscal years. The following table sets forth the numbers of employees categorized by function as of the date of this annual report:

Function	Number
Administration	2
Sales	1
Project	1
Logistics	0
Total	4

The following table sets forth the numbers of employees categorized by location as of the date of this annual report.

Location	Number
Macau, China	1	*
Zhuhai City, Guangdong Province, China	1	*
Xiamen City, Fujian Province, China	3
Guangzhou City, Guangdong Province, China	0
Total	4

*	Note: Mr. SAM WAI HONG, our Chairman of the Board of Directors, serves as the general manager in both Macau and Zhuhai.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers who beneficially own our Ordinary Shares;

●	our directors and executive officers who beneficially own our Ordinary Shares, as a group; and

●	each person known to us to own beneficially more than 5% of our issued and outstanding Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Percentage of beneficial ownership of each listed person is based on 31,725,000 Ordinary Shares issued and outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our issued and outstanding Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
SAM WAI HONG(2)	10,500,000	33.1%
Yunting Chen	—	—
Tan Kwang Leng	—	—
Jinbo Xu	—	—
Ung Ching Hee	—	—
Huihuang Lin	—	—
All directors and executive officers as a group (six individuals):	10,500,000	33.1%

5% Shareholders:
CHINAINVEST INTERNATIONAL GROUP CO., LTD.(2)	10,000,000	31.5%
BOBO WORLDWIDE HOLDINGS LIMITED(3)	4,448,948	14.0%
LIAO Junhui	3,257,807	10.3%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is 150 Beach Road #2805/06 Gateway West, Singapore 189720.

(2)	The number of Ordinary Shares beneficially owned represents (i) 10,000,000 Ordinary Shares held by SAM WAI HONG through CHINAINVEST INTERNATIONAL GROUP CO., LTD. and (ii) 500,000 Ordinary Shares held by SAM WAI HONG through Winwin Asia Group Co., Ltd. SAM WAI HONG holds 100% of equity interests in CHINAINVEST INTERNATIONAL GROUP CO., LTD., a company organized under the laws of Macau. The registered address of CHINAINVEST INTERNATIONAL GROUP CO., LTD. is 2nd Floor, AY1, Phase 1 of Sun City Commercial Center, Avenida de Artur Tamagnini Barbosa, Macau. SAM WAI HONG holds 100% of equity interests in and is the sole director of Winwin Asia Group Co., Ltd, a company incorporated under the laws of British Virgin Islands. The registered address of Winwin Asia Group Co., Ltd is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	The number of Ordinary Shares beneficially owned represents 4,448,948 Ordinary Shares held by BOBO WORLDWIDE HOLDINGS LIMITED, a company incorporated under the laws of the British Virgin Islands. WEI Liya is the sole shareholder of BOBO WORLDWIDE HOLDINGS LIMITED. The registered address of BOBO WORLDWIDE HOLDINGS LIMITED is OMC Chambers, Wickhams Cay, 1 Road Town, Tortola, British Virgin Islands.

None of the Company’s major shareholders has any different or special voting rights with respect to their Ordinary Shares.

As of the date of this annual report, none of our outstanding Ordinary Shares are held by record holders in the United States, except for Ordinary Shares held by CEDE & CO.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment agreements and indemnification agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Other related party transactions

In addition to the executive officer and director compensation arrangements discussed elsewhere in this annual report, below are certain transactions for the year ended September 30, 2025, to which we have been a participant and in which the amount involved in the transaction was material to us.

Name	Relationship with the Company
SAM WAI HONG	Our Chairman of the Board of Directors, legal representative and executive director of Zhuhai Hengqin Aosi Cultural Communication Co., Ltd., director of Aosi

Yi Zehua	Supervisor of Xiamen Liubenmu Cultural Media Co., Ltd.

Yunting Chen	Our Chief Executive Officer, legal representative, executive director, and manager of Smart Digital (Guangzhou) Times Culture Development Co., Ltd. and Xiamen Liubenmu Cultural Media Co., Ltd., administrator of Aosi

Liu Xinbin	Supervisor of Smart Digital (Guangzhou) Times Culture Development Co., Ltd.

Guo Junting	Supervisor of Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.

Junhui Liao	Was legal representative of Smart Digital (Guangzhou) Times Culture Development Co., Ltd during the year ended September 30, 2025

AOSI ADVERTISING & PRODUCTION	100% owned by SAM WAI HONG

Platinum International Entertainment Co., Ltd.	90% owned by SAM WAI HONG

CHINAINVEST INTERNATIONAL GROUP CO., LTD.	100% owned by SAM WAI HONG

Shuangying Group Co., Ltd.	100% owned by SAM WAI HONG

Feitongxiaoke Cultural Communication Co., Ltd.	25% owned by SAM WAI HONG

Dream Home Design and Decoration Co., Ltd.	100% owned by SAM WAI HONG

Xiamen Dayu Play Cultural Media Co., Ltd.	95% owned by Junhui Liao

Financing Transactions

For the fiscal year ended September 30, 2025, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$55,776	$91,913
Yunting Chen	199,096	209,560
Total	$254,872	$301,473

For the fiscal year ended September 30, 2024, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$496,913	$1,087,312
Yunting Chen	4,215	4,215
Total	$501,128	$1,091,527

For the fiscal year ended September 30, 2023, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$123,978	$—
LIAO Junhui	113,285	470,134
AOSI ADVERTISING & PRODUCTION	—	7,398
Total	$237,263	$477,532

Business Transactions

Transaction Types	Name of related parties	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
Sales
	Xiamen Dayu Play Cultural Media Co., Ltd.	$—	$—	$213,746
	Shuangying Group Co., Ltd.	—	—	7,129
	Platinum International Entertainment Co., Ltd.	—	—	9,918
	CHINAINVEST INTERNATIONAL GROUP CO., LTD.	—	—	6,819
Total		$—	$—	237,612

For the fiscal years ended September 30, 2025, 2024 and 2023, the Company generated revenue from related parties in the amount of nil, nil and $237,612, respectively, all of which was generated from the provision of event planning and execution services to the related parties. As of September 30, 2025, 2024 and 2023, the amount of accounts receivable from related parties was nil, nil and $99,957, respectively. As of the date of this annual report, the amount of accounts receivable from related parties is nil.

For the fiscal year ended September 30, 2023, the Company provided event planning and execution service to Xiamen Dayu Play Cultural Media Co., Ltd., 95% owned by Liao Junhui, of Encrypted Metaverse meeting events combined with offline trend derivatives products consumption, which offered an opportunity for brand promotion, communities establishment and digital technology of Metaverse participant communication. The event lasted for one month and the contract amount was $213,746.

For the fiscal year ended September 30, 2023, the Company provided event planning and execution service to Shuangying Group Co., Ltd, 75% owned by SAM WAI HONG, of social media subscription operation in the amount of MOP 23,000 and commercial advertisement production in the amount of MOP 34,500.

For the fiscal year ended September 30, 2023, the Company provided event planning and execution service to Platinum International Entertainment Co., Ltd, 90% owned by SAM WAI HONG, of wedding exhibition promotion in the amount of MOP 80,000.

For the fiscal year ended September 30, 2023, the Company provided event planning and execution service to CHINAINVEST INTERNATIONAL GROUP., LTD, 100% owned by SAM WAI HONG, of online promotion in the amount of MOP 55,000.

Transaction Types	Name of related parties	For the year ended September 30, 2025	For the year ended September 30, 2024	For the year ended September 30, 2023
Purchase
	AOSI ADVERTISING & PRODUCTION	$—	$—	$18,535
	Feitongxiaoke Cultural Communication Co., Ltd.	—	—	37,094
	Dream Home Design and Decoration Co., Ltd.	—	—	—
Total		—	$—	55,629

For the fiscal years ended September 30, 2025, 2024 and 2023, the Company purchased from related parties in the amount of nil, nil and $55,629, respectively, all of which was purchases made for event planning and execution services. As of September 30, 2025, 2024 and 2023, the amounts of advances to related parties were $2,000,000, nil and nil, respectively. As of the date of this annual report, the amount of advances to related parties was $2,000,000 in connection with the agency rights for 4 commercial concerts.

For the fiscal year ended September 30, 2023, the Company purchased venue layout props and other related services from AOSI ADVERTISING & PRODUCTION, 100% owned by SAM WAI HONG, for three events in the amount of MOP 149,500.

For the fiscal year ended September 30, 2023, the Company purchased venue layout props and other related services from Feitongxiaoke Cultural Communication Co., Ltd, 25% owned by SAM WAI HONG, for seven events in the amount of MOP 299,200.

For the fiscal year ended September 30, 2025, the Company made a prepayment to Platinum International Entertainment Co., Ltd. Platinum International Entertainment Co., Ltd is 90% owned by SAM WAI HONG, the prepayment made for payment for concert agency services. This prepayment reflects the negotiated service consideration under arm’s length terms consistent with normal commercial practices. The following table summarizes all prepayment to the Company’s related party:

Name of related parties	As of September 30, 2025	As of September 30, 2024
Platinum International Entertainment Co., Ltd.	$2,000,000	$—
Total	$2,000,000	$—

On January 1, 2026, the Company entered into a supplemental agreement with Platinum International Entertainment Co., Ltd. to amend the existing concert agency agreement originally effective from January 1, 2025 to December 31, 2025. Pursuant to this amendment, the contractual term was extended to cover the period from January 1, 2026 to December 31, 2026.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this annual report for our consolidated financial statements and other financial information.

Legal Proceedings

In January 2026, a securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors, its auditor, and its IPO underwriter, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint purports to be brought on behalf of investors who purchased or otherwise acquired the Company’s securities between May 5, 2025 and September 26, 2025, and alleges that the defendants made materially false and misleading statements and omissions concerning, among other things, the Company’s business, operations and prospects. The complaint further alleges that the Company’s stock price was artificially inflated by a purported market manipulation and promotional scheme and that investors suffered damages when trading in the Company’s securities was halted and the stock price declined. The plaintiffs seek, among other relief, compensatory damages, costs, and attorneys’ fees. The Company strongly denies any wrongdoing, and intends to continue to vigorously defend all of the matters. Since the lawsuit is still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuit. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities—We are subject to a securities class action suit and may be subject to additional lawsuits.”

From time to time, the operating entities may become a party to various legal or administrative proceedings arising in the ordinary course of their business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of resources, including management’s attention and resources.

Dividends

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 2, 2025 under the symbol “SDM”. Trading in our Ordinary Shares has been suspended since September 29, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares have been listed on the Nasdaq Capital Market since May 2, 2025 under the symbol “SDM”. Trading in our Ordinary Shares has been suspended since September 29, 2025.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association, as currently in effect and as amended and restated from time to time and filed as Exhibit 1.1 to this annual report, and the description of our securities filed as Exhibit 2.2 to this annual report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no laws, decrees, regulations or other legislation in the Cayman Islands that may affect the payment of dividends or other distributions to shareholders who do not reside in the Cayman Islands. There is no limitation imposed by laws of the Cayman Islands or in our amended and restated articles of association on the rights of non-residents to hold ordinary shares.

There is currently no foreign exchange control restriction imposed by the Singapore government on the ability of Smart Digital Meta to transfer capital within, into and out of Singapore.

Pursuant to the Macau Commercial Code, shareholders share profits and losses proportional to their capital contributions, and a Macau company cannot distribute its assets to shareholders except as profits. Profits are the accounting period’s value exceeding the company’s capital plus required reserves, and cannot be distributed if there are prior year losses without first covering them and replenishing the reserves that are compulsory in accordance with the law or with the articles of association. A part of the profits of the accounting period of no less than 25% shall be retained as legal reserve by the company, until it reaches an amount equal to half of the capital. The articles of association can stipulate that a certain percentage of the distributable profits of the accounting period, of no less than 25% and no more than 75%, shall be compulsorily distributed to shareholders. Distributable profits are disposed of by the shareholders’ resolution. The profit distribution resolution must distinguish between the current period profits and the free reserves which are stipulated by the articles of association or by resolution of the shareholders. The administrators must not affect any profit distribution that violates the foregoing rules. If the profit distribution resolution is not put into effect, the administrators must explain the reasons to the supervisory board or to the single supervisor of the company, if they exist, and call a shareholder meeting to discuss and decide on the situation.

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), which became effective on June 9, 2016. Among other things, SAFE Circular 16 amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment (“Circular 59”), as amended in May 2015. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and the remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE.

SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018 and December 2019. The circular specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration, and banks shall process foreign exchange business relating to the direct investment in the PRC based on registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment (“SAFE Circular 13”), which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015, and was partially amended on December 30, 2019 and March 23, 2023. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (“SAFE Circular 16”), which became effective on June 9, 2016 and partially amened on December 4, 2023. Among other things, SAFE Circular 16 amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payment. In addition, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On January 26, 2017, SAFE issued the Notice on Improving the Examination of Authenticity and Compliance to Further Promote Foreign Exchange Control (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including the following:

●	under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and

●	domestic entities shall hold income to account for previous years’ losses before remitting the profits.

Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment (“SAFE Circular 28”), pursuant to which, foreign-invested enterprises established in the pilot regions are not required to register each of their foreign debts with the SAFE or its local branches but to complete foreign debts registration with the SAFE or its local branches in the amount of 200% of its net asset. Upon such registrations, the qualified foreign-invested enterprises will be allowed to procure foreign loans within the registered amount and complete the formalities for inward and outward remittance of funds, purchase and settlement of foreign currency directly with a bank, and are required to make declaration of international balance of payments pursuant to applicable regulations. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium-sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

E. Taxation

Singapore Taxation

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

●	income accrued in or derived from Singapore; and

●	foreign-sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)	remitted to, transmitted or brought into Singapore;

(b)	applied in or towards satisfaction of debt incurred in respect of a trade or business carried on in Singapore; or

(c)	used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore tax provided that the following qualifying conditions are met:

(a)	the income is subject to tax of a similar character to income tax (by whatever name called), or qualified domestic minimum top-up tax (but disregarding any excluded top-up tax), under the law of the territory from which the income is received;

(b)	at the time such income is received in Singapore by the person resident in Singapore, the rate of tax of a similar character to income tax (by whatever name called) (but disregarding any excluded top-up tax or qualified domestic minimum top-up tax), levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(c)	the Comptroller of Income Tax (“the Comptroller”) is satisfied that the tax exemption would be beneficial to Singapore tax resident company.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore for a particular year of assessment if the control and management of the company’s business is exercised in Singapore in the precedent calendar year. The place of incorporation of a company is not necessarily indicative of the tax residence of the company. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Where the control and management of a company is a question of fact. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

A Board of Directors meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either at least 50% of the directors (with the authority to make strategic decisions) are physically in Singapore during the meetings; or the chairman of the Board of Directors (if the company has such an appointment) is physically in Singapore during the meeting.

The prevailing corporate tax rate in Singapore for both resident and non-resident companies is 17.0% with effect from year of assessment 2010.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 of the normal chargeable income — 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

For the year of assessment 2025, a corporate income tax rebate (“CIT Rebate”) of 50% of the corporate tax payable will be granted to all taxpaying companies, whether tax resident or not, capped at S$40,000. Active companies that have employed at least one local employee in 2024 (referred to as “local employee condition”) will receive a minimum benefit of S$2,000 in the form of a corporate income tax rebate cash grant (“CIT Rebate Cash Grant”). The total maximum benefits of CIT Rebate and CIT Rebate Cash Grant that a company may receive is S$40,000.

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system. Under the one-tier system, the corporate tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax-exempt in the hands of the shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Withholding Taxes

Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Goods and Services Tax (“GST”)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9.0%. GST exemptions apply to the provision of most financial services, the supply of digital payment tokens, the sale and lease of residential properties, and the importation and local supply of investment precious metals. Goods that are exported and international services are zero-rated.

Estate Duty

With effect from February 15, 2008, Singapore estate duty has been abolished.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). An instrument of transfer in respect of shares is stampable if executed or brought into the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Macau Taxation

Macau has a civil law (or continental law) legal system where written legislations or statutes that contain rules and principles are the primary source of law. Unlike the common law legal system, Macau’s legal system relies largely on statutes and codes and deals with case law apart from any precedence value. While it can be indicative of the interpretation of a set of similar circumstances and may be relevant in the decision of subsequent court cases, a line of similar case decisions will not constitute precedent as understood in common law jurisdictions and will not be binding to the courts or any other authorities or entities in Macau.

Macau practices an independent taxation system and, taking the low tax policy previously pursued in Macau as reference, enacts its own laws and regulations concerning types of taxes, tax rates, tax reductions and exemptions, allowances and expenditures, and other matters of taxation. When applying tax laws and regulations, Macau authorities are subject to the principle of fiscal territoriality. Except where a double taxation treaty is in place and such treaty is invoked by the taxpayer, or where specific Macau laws provide otherwise (e.g. as further detailed in the Complementary Income Tax Regulation), Macau tax authorities will levy taxes on income deemed to be Macau-sourced.

Macau follows a calendar fiscal year (from 1 January to 31 December) and its taxation system categories different types of taxes into direct and indirect taxes which are levied on income as well as on assets and wealth. The most relevant taxes for our activities in Macau are:

●	Industrial contribution (Law no. 15/77/M of Macau, as amended), which corresponds to an annual mixed payment for the operation of industrial and commercial activities in Macau; and

●	Complementary income tax (Law no. 21/78/M of Macau, as amended), which corresponds to a profit tax on earnings from business activities.

The industrial contribution and the complementary income tax are administered by the Macau Finance Bureau.

Infringements to tax statutes may result in the application of sanctions or penalties. There is not a unified penalty policy, nor is there any unified statute that lists all infringements to tax laws and their respective penalties. Infringements generally include failure to declare income, inaccuracies and omissions in tax returns, refusal to submit requested documents and not cooperating with the tax authorities, concealment, destruction, falsification and tampering of documents, or non-payment of taxes within the stipulated deadlines. Penalties are in the form of fines which, in general, can range from MOP100 to MOP100,000 and the payment of such fines does not exempt taxpayers any outstanding tax liabilities, delinquency interest, or potential criminal prosecution under the relevant laws.

As a protection for taxpayers, the regulations for each type of tax contain detailed procedures for filing complaints, submitting hierarchical appeals, and initiating judicial appeals in cases where taxpayers consider themselves adversely affected by the decisions or practices of the Macau Finance Bureau.

Industrial Contribution

The industrial contribution (also known as industrial tax or business tax) is regulated by Law no. 15/77/M of Macau, which came into force on 1 January 1978, successively amended by Decree-Law no. 53/82/M, dated 25 September, 1982, by Decree-Law no. 12/85/M, dated, 2 March, 1985, by Decree-Law no. 37/85/M, dated 11 May, 1985, by Decree-Law no. 72/87/M, dated, 21 December, 1987, by Law no. 1/89/M, dated 17 April, 1989 and by Law no. 24/2024, and corresponds to an annual fixed payment for the operation of industrial and commercial activities in Macau.

The industrial contribution regime serves functions of providing business information for the purpose of the opening of local tax files and is charged annually in a fixed amount.

Article 1 of the Industrial Tax Regulation of Macau states that industrial contribution, in the territory of Macau, is imposed, accounted, calculated and collected according to the terms stated in the Industrial Tax Regulation. Article 2, section 1 of the Industrial Tax Regulation determines that all persons, individual or corporate, who develop any activity that is commercial or industrial in nature are subject to industrial contribution.

Pursuant to the abovementioned article 1 and article 2, section 1 of the Industrial Tax Regulation, only entities that carry-on or wish to carry-on an ongoing commercial or industrial activity in Macau are subject to industrial contribution.

According to article 7 of the Industrial Tax Regulation of Macau, for entities (individual or corporate) that have a permanent establishment in Macau, the process of imposition, calculation and collection of industrial contribution relating to activities developed in Macau must follow certain steps, namely (i) declaration by the taxpayer, (ii) initial classification, (iii) provisional calculation and collection, (iv) payment of tax and start of the activity, (v) report provided by inspection agents, (vi) definite classification, and (vii) confirmation of provisional calculation, cancellation or additional calculation. This procedure starts with the submission by the interested entity to the Macau Finance Bureau of a completed M1 form for industrial contribution at least 30 days before the probable date of commencement of the respective activity.

The penalties for non-compliance with the provisions of the Industrial Tax Regulation of Macau are as follows:

●	Persons or entities developing and activity without registering for industrial contribution (where applicable) by submitting the M1 form for industrial contribution may be sanctioned with a fine between MOP200 and MOP100,000 (see article 37 of the Industrial Tax Regulation of Macau);

●	Persons or entities that have submitted the M1 form for industrial contribution but commence their activity without paying the tax due may be sanctioned with a fine between MOP200 and MOP100,000 (see article 38 of the Industrial Tax Regulation of Macau);

●	Persons or entities that in the M1 form for industrial contribution deliberately conceal the truth or omit any fact relevant to the classification of their activity may, without prejudice of the relevant criminal proceedings that may be started, be sanctioned with a fine between MOP200 and MOP100,000 (see article 40 of the Industrial Tax Regulation of Macau);

●	If 60 days have passed after the specified period for the payment of tax, the taxpayer who has not settled the relevant amount may be fined a maximum amount equal to half of the tax payable;

Local entities that do not comply with the obligation of ensuring, before any and each payment is made to an entity that does not have a permanent establishment in Macau and with whom a contract specified in article 9, section 3 of the Industrial Tax Regulation of Macau has been executed, that such entity has registered for the purposes of industrial contribution (when applicable) are jointly liable with the entities that do not have permanent establishments in Macau for the industrial contribution eventually due by such entity that does not have a permanent establishment in Macau. Furthermore, the amount paid according to the contract executed with such entity that does not have a permanent establishment in Macau will not be treated as a deductible expense for tax purposes of the local entities or, if they are exempted from the payment of complementary income tax, the local entities may be liable to pay a fine corresponding to 10% of that amount.

Whenever there is a voluntary presentation for payment of these taxes and corresponding fines pursuant to article 43 of the Industrial Tax Regulation of Macau the maximum penalty is to be reduced to half.

If a taxpayer considers that they have been aggrieved by a decision or act of the Macau Finance Bureau in relation to the provisions of the Industrial Tax Regulation of Macau, they may request that such decision or act be modified or revoked through an administrative complaint filed within 15 days of the notice of the decision with the entity that made such a decision or act. The decision of the administrative complaint may be appealed to the Chief Executive of Macau via a hierarchical appeal to be filed within 30 days of the notice of the appealed decision. Alternatively (and concurrently), the taxpayer may file a judicial appeal in first instance with the Macau Administrative Court, within 30 days of the notice of the decision. The Macau Administrative Court’s decision may be appealed to higher courts of Macau. The administrative complaints and hierarchical appeals have a staying effect on the decision or act, while a judicial appeal shall not have the effect of suspending the validity of the act against which it is directed, except where security has been provided in accordance with the provisions of the Civil Procedure Code concerning security in ordinary preservation proceedings.

It should be noted that since 2002 the payment of industrial contribution in Macau has been exempted by the annual Budget Laws of Macau.

Complementary Income Tax

Complementary income tax is regulated by Law no. 21/78/M of Macau, dated 9 September, 1978, which came into force on 1 January, 1979 and successively amended by Law no. 6/83/M, dated, 2 July, 1983, by Decree-Law no. 37/84/M, dated 28 April, 1984, by Decree-Law no. 15/85/M, dated 2 March, 1985, by Decree-Law no. 37/85/M, dated 11 May, 1985, by Law no. 13/88/M, dated 20 June, 1988, by Decree-Law no. 48/88/M, dated 20 June, 1988, by Law no. 4/90/M, dated 4 June, 1990, by Law no. 11/93/M, dated 27 December, 1993, by Law no. 4/97/M, dated 21 April, 1997, by Law no. 12/2003, by Law no. 4/2005, by Law no. 4/2011, by Law no. 21/2019, and by Law no. 24/2024, and corresponds to a profit tax on earnings from commercial or industrial activities.

Article 1 of the Complementary Income Tax Regulation of Macau states that such tax, in Macau, is imposed, accounted, calculated and collected according to the terms stated in the Complementary Income Tax Regulation of Macau. Pursuant to article 4 of the Complementary Income Tax Regulation of Macau, taxpayers liable to pay complementary income tax are divided into two groups, A and B. A Group A taxpayer is an individual or corporation with complete and appropriate accounting records audited by a registered auditor or accountant in Macau that has applied for such status. Any other taxpayers whose registered capital is not more than MOP1,000,000 or does not, on average, have taxable profits for the three preceding years of over MOP1,000,000 or reports their taxable profits by themselves (without auditing by a registered auditor or accountant in Macau) are considered Group B taxpayers.

Article 2 of the Complementary Income Tax Regulation of Macau determines that complementary income tax is levied over the global revenue defined according to article 3 of the aforementioned Regulation that any individual or corporation, regardless of residency or head office, derive from Macau. Article 3, section 2 of the Complementary Income Tax Regulation of Macau determines that the global revenue of corporations corresponds to the annual net profits derived from conducting commercial or industrial activity in Macau, calculated in accordance with the provisions of the aforementioned Regulation. Profits are defined under article 20 of the Complementary Income Tax Regulation of Macau as the profits or gains from operations, the proceeds from any transactions or operations executed by the taxpayers as a result of normal or occasional, primary or secondary activities in Macau.

Pursuant to the abovementioned article 2, article 3, section 2 and article 20 of the Complementary Income Tax Regulation of Macau, Macau residents are taxed on worldwide income (profits) and non-Macau residents are taxed only on Macau-sourced income (profits).

If a foreign entity is engaged in commercial/industrial activities and/or rendering services in Macau, the resultant gain from such commercial/industrial activities and/or services rendered will be subject to complementary income tax in Macau. Income will generally be regarded as arising in or derived from Macau if it is received in consideration of activities or services performed by the taxpayer in Macau. When the foreign entity is not habitually engaged or does not habitually conduct commercial or activity in Macau, the Macau Finance Bureau’s current interpretation of articles 2 and 3 of the Complementary Income Tax Regulation of Macau and practice in Macau is that, except for those specific activities and services listed under article 9, sections 1 and 3 of the aforementioned Regulation, entering into an isolated transaction in Macau would not constitute conducting commercial or industrial activity in Macau.

If a foreign entity is not “engaging in commercial/industrial activities in Macau” nor “rendering services in Macau” and it has not executed any contracts with Macau entities related to construction works, prospection activities, research related thereto or technical or scientific services (including mere consultancy or assistance) it will not be subject to taxation in Macau, namely to complementary income tax.

Furthermore, the likelihood of the foreign entity being subjected to complementary income tax in Macau would be further lowered if the location where contracts are executed is not Macau, if the location where the obligations under the contracts are performed is not Macau, if the location where payments are made or received is not Macau and the foreign entities has no direct involvement in Macau.

According to article 10, section 1 of the Complementary Income Tax Regulation of Macau, entities (individual or corporate) that in the preceding year obtained profits in Macau as defined in article 3 of the Complementary Income Tax Regulation of Macau are required to submit a Complementary Income Tax Form M/1 to the Macau Finance Bureau. As the Company is a Group A taxpayer, as provided by article 4, section 2 of the Complementary Income Tax Regulation, and as described above in this section, such annual tax return must be submitted between April and July, as opposed to Group B taxpayers, who must file their tax returns between January and March. A foreign entity’s Complementary Income Tax Form M/1 must be submitted by a lawful attorney and shall indicate, for tax purposes, an address in Macau, without which the tax return is considered as not having been duly submitted.

It is possible for Macau tax authorities, pursuant to Article 36, paragraph 3 of the Complementary Income Tax Regulation, to launch an own-motion procedure of tax assessment upon failure or insufficiency of the Form M/1 of a Group A taxpayer, to the effect of enabling said authorities to issue the notice of assessment and tax demand notice to a Group A taxpayer, even in the absence of a Form M/1 filing (or in the case of a late tax filing).

The taxable profit of Group A taxpayers reports to the balance revealed by the profit and loss accounts, drafted pursuant to acceptable accounting principles and shall consist in the difference between all profits or gains, irrespective of source, accrued in the financial year precedent to that in course, and the expenses or losses attributable to that same financial year. As described above, profits are defined under article 20 of the Complementary Income Tax Regulation of Macau as the profits or gains from operations, the proceeds from any transactions or operations executed by the taxpayers as a result of normal or occasional, primary or secondary activities in Macau. Losses are defined under article 21 of the Complementary Income Tax Regulation of Macau as the costs or losses attributable to the operations which support the realization of taxable profits or gains and maintain productivity.

It is possible for Macau tax authorities to order an examination or audit of a Group A taxpayer’s accounting records when there is an absence of insufficiency of information in the tax returns not clearly explained by the taxpayer or their accountants or auditors, or when despite the clarifications provided by the taxpayer or their accountants or auditors, the results of the financial year are not sufficiently justified. If after the examination/audit it is still impossible to determine the taxable income or if there are justified doubts on whether the results of the accounting records correspond to the reality, complementary income tax will be levied on estimated profits (see Article 40 of the Complementary Income Tax Regulation of Macau).

Pursuant to Article 44 of the Complementary Income Tax Regulation of Macau the determination of the taxable income may be challenged by the interested taxpayer to the Revision Commission of Macau within 15 days counted from the date of the M/5 notice, requesting that such decision or act be modified or revoked.

The Complementary Income Tax Regulation of Macau provides a unilateral tax credit mechanism (article 51-A). Where income taxable in Macau has suffered tax of a similar nature abroad, the foreign tax paid may be credited against the Macau tax payable, subject to certain conditions and limitations.

Pursuant to article 57 of the Complementary Income Tax Regulation of Macau, once determined, complementary income tax is paid in two equal instalments in September and November of each year, save if the tax due is not over MOP3,000, in which case it is paid in only one instalment. Non-payment or late payment is subject to delinquency interest and penalties as provided by the Tax Code of Macau (Law no. 24/2024).

In case there is an omission in the calculation of the complementary income tax due or a factual or legal error is discovered resulting in damages to either the Government or the taxpayer, the Macau Finance Bureau may correct the discrepancy through an additional calculation or cancellation if the amount is over MOP50 (see articles 54 and 55 of the Complementary Income Tax Regulation of Macau).

Among others, the penalties for non-compliance with the provisions of the Complementary Income Tax Regulation of Macau are as follows:

●	Non-submission, inaccuracy or omissions of tax returns and not providing clarifications when requested may be sanctioned with a fine between MOP100 and MOP10,000 in cases of negligence and with a fine between MOP1,000 and MOP20,000 in cases with intent (see article 64, sections 1, 2 and 3 of the Complementary Income Tax Regulation of Macau);

●	If irregularities are found and/or the taxpayer and/or their accountants and auditors are reticent to provide clarifications in the context of an audit or examination to the taxpayer’s accounting records, taxpayers may be sanctioned with a fine between MOP1,000 and MOP20,000 (see article 64, section 4 of the Complementary Income Tax Regulation of Macau); and

●	Refusal to exhibit accounting records or documents related thereto to the tax authorities, as well as their hiding, destruction, falsification or vitiation may be sanctioned with a fine between MOP1,000 and MOP20,000 for Group A taxpayers and between MOP500 and MOP10,000 for Group B taxpayers (see article 65, sections 1(c) and 2(b) of the Complementary Income Tax Regulation of Macau).

Whenever there is a voluntary presentation for payment of these taxes and corresponding fines pursuant to article 68 of the Complementary Income Tax Regulation of Macau the maximum penalty is to be reduced to half.

Complementary income tax in Macau, as per article 7 of the Complementary Income Tax Regulation of Macau is levied at progressive rates between 3% and 12% with taxable profits up to MOP32,000 exempt from taxation, as follows:

Annual Taxable Income Tax Rate
Up to MOP32,000	Exempt
In what exceeds and progressively:
From MOP32,001 to MOP65,000	3%
From MOP65,001 to MOP100,000	5%
From MOP100,001 to MOP200,000	7%
From MOP200,001 to MOP300,000	9%
Above MOP300,000	12%

PRC Taxation

Enterprise Income Tax

The Law of the PRC on Enterprise Income Tax, or the Enterprise Income Tax Law, imposes a standard enterprise income tax rate of 25% on both FIEs and domestic enterprises, except in cases where tax incentives are granted to specific industries or projects. If an enterprise located outside of China has “de facto management bodies” within China, it is considered a “resident enterprise” for the purpose of PRC enterprise income tax, and it is generally subject to the standard 25% tax rate on its global income. In addition, the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC defines a “de facto management body” as the entity that exercises full and substantial control and overall management over the enterprise’s business, operations, personnel, accounts, and assets.

Value-Added Tax

The Interim Regulations of the PRC on Value-added Tax were promulgated（《中华人民共和国增值税暂行条例》） by the State Council in December, 1993, lately amended and effective in November, 2017, while the Detailed Rules for the Implementation of the Interim Regulations of the PRC on Value-added Taxes（《中华人民共和国增值税暂行条例实施细则》） was promulgated by the Ministry of Finance(“MOF”) in December, 1993 and lately amended in November, 2011. Pursuant to these regulations, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are obligated to pay value-added tax(“VAT”) according to the tax rate as stipulated. On March 20, 2019, the MOF, the State Taxation Administration of the PRC, and the General Administration of Customs jointly issued the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform（《关于深化增值税改革有关政策的公告》）, according to which starting from April 1, 2019, the applicable tax rate for general sales activities or imports subject to VAT at the current rates of 16% or 10% was adjusted to 13% or 9%, respectively.

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the VAT Law of the PRC（《中华人民共和国增值税法》）, which became effective on January 1, 2026 and replaced the current provisional regulations on VAT. The VAT Law of the PRC provides that VAT rates generally applicable are simplified as 13%, 9% and 6%, and the VAT rate for simplified tax calculation method is 3%.

Material U.S. Federal Income Tax Considerations

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations, such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders (as defined below) who are beneficial owners of Ordinary Shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. For this tax year, we have not issued any dividends. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. For this tax year, we have not issued any dividends.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not believe we will be treated as a PFIC under the current PFIC rules for the current year. We must make a separate determination each year as to whether we are a PFIC, however, there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on our assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raised in past offerings. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our offerings. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raised in past offerings) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “-Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. Since our Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-283152), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign Exchange Risk

The functional currency of Smart Digital Meta is Singapore dollars. The functional currency of Smart Digital HK is Hong Kong dollars. The functional currency of Aosi is Macanese Pataca. The functional currency of Smart Digital GZ, Hengqin, and Liubenmu is RMB. Any significant revaluation of RMB against U.S. dollar may materially affect the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Fluctuation in the exchange rate between the US$ and foreign currencies may have an adverse effect on our business.”

Concentration Risk

The Company has a concentration of its revenues and receivables with specific customers. For the fiscal year ended September 30, 2025, three customers independently accounted for more than 10% of our total revenue, and they accounted for approximately 32.9%, 22.0% and 17.5% of our total revenue, respectively. For the fiscal year ended September 30, 2024, two customers independently accounted for more than 10% of our total revenue, and they accounted for approximately 38.8% and 21.9% of our total revenue, respectively. For the fiscal year ended September 30, 2023, three customers independently accounted for more than 10% of our total revenue, and they accounted for approximately 24.9%, 21.5%, and 14.0% of our total revenue, respectively.

The Company provided a substantial portion of services to three customers (32.9%, 22.0% and 17.5% of total revenue) during the fiscal year ended September 30, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The operating entities’ business may rely on a few customers that account for more than 10% of their total revenue, and interruption in their operations may have an adverse effect on our financial condition and results of operations.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-283152) (the “Registration Statement”) for our IPO, which was declared effective by the SEC on May 1, 2025. In May 2025, we completed our IPO in which we issued and sold an aggregate of 1,500,000 Ordinary Shares, at a price of $4.00 per share for total gross proceeds of $6.0 million, before deducting underwriting discounts and other related expenses. Also in May 2025, the Company also issued and sold an additional 225,000 Ordinary Shares, pursuant to the full exercise of the over-allotment option granted to the underwriters in connection with the IPO, at the public offering price of $4.00 per share. As a result, the Company raised additional gross proceeds of $0.9 million, before deducting underwriting discounts and offering expenses. US Tiger Securities, Inc. was the sole book-runner with respect to the IPO.

We incurred a total of approximately $1.54 million in expenses in connection with our IPO. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received approximately $4.80 million of offering proceeds after the deduction of approximately $2.10 million in underwriter discounts and other expenses. The Company has utilized the IPO proceeds largely in accordance with the disclosures as set out in the Registration Statement. However, the Company has not allocated funds to software development as originally contemplated, because artificial intelligence has increased product homogeneity across the software development industry. In response, the Company has adjusted its business strategy and redirected its focus to its core business operations, including enhancing the internet media business and hiring more consultants. As of the date of this annual report, approximately $0.11 million of the net proceeds from our IPO remained unused. We intend to use the remaining proceeds from our IPO in the manner disclosed in our Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of September 30, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies. Even though management’s report on internal control over financial reporting is not required, we and our independent registered public accounting firm identified material weakness in our internal control over financial reporting as of September 30, 2025, as mentioned below.

Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended and as of September 30, 2025, we and our independent registered public accounting firm identified the following “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to the lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

In response to this material weakness, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to: (i) recruitment of additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and (ii) organization of regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements.

We have established an audit committee and plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. However, we cannot assure you that these measures will be sufficient to remediate our material weakness in time, or at all, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ordinary shares may not be able to remain listed on the Nasdaq. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Securities — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Jinbo Xu qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Jinbo Xu, Ung Ching Hee and Huihuang Lin satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees and available on our Internet website.

We undertake to provide to any person without charge, upon request, a copy of such code of business conduct and ethics and such request may be made to cyteven18@163.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Enrome LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended September 30,
	2025	2024	2023
Audit fees(1)	$140,000	$160,000	$135,000
Audit-Related fees	40,000	—	—
Tax fees	—	—	—
All other fees(2)	—	—	—
Total	$180,000	$160,000	$135,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our IPO.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors was established in 2025 and has implemented pre-approval policies and procedures. Under these policies and procedures, the audit committee is responsible for approving audit, tax, and non-audit services provided by Enrome LLP and any successor auditor. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

ITEM 16K. CYBERSECURITY

The Company has established a clear cybersecurity risk management framework. The framework first defines three core concepts: “Cybersecurity Incident” means unauthorized occurrences that jeopardize the confidentiality, integrity, or availability of information systems and data, “Cybersecurity Threat” means potential unauthorized occurrences that may result in such harm, and “Information Systems” means electronic resources and related infrastructure organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of information to support operations.

Regarding risk management and strategy, the Company has developed and continuously improved processes for assessing, identifying, and managing material risks from cybersecurity threats, integrating them into its overall risk management system. These processes may involve external assessors, consultants, or auditors and include mechanisms to oversee and identify risks associated with third-party service providers. The Company is also committed to disclose whether any risks from cybersecurity threats, including those resulting from past incidents, have materially affected or are reasonably likely to materially affect its business strategy, results of operations, or financial condition.

In terms of governance, the board of directors oversees risks from cybersecurity threats. Management is responsible for assessing and managing material risks, designating specific roles or committees with relevant expertise, and implementing processes for the prevention, detection, mitigation, and remediation of cybersecurity incidents. Management regularly reports on these risks to the board of directors or its relevant committees.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 of this annual report.

ITEM 18. FINANCIAL STATEMENTS

Our annual financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
2.1	Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
2.2*	Description of Securities
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
4.3	Form of Event Planning and Execution Services Agreement (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
4.4	Form of Business Planning and Consulting Services Agreement (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
4.5	Form of the Registrant’s 2025 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
4.6*	Form of Director Offer Letter by and between the Registrant and directors
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Enrome LLP
97.1	Compensation Recovery Policy of the Registrant (incorporated herein by reference to Exhibit 99.5 to the registration statement on Form F-1 (File No. 333-283152), as amended, initially filed with the Securities and Exchange Commission on November 12, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished with

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Smart Digital Group Limited

Date: February 12, 2026	By:	/s/ Yunting Chen
	Name:	Yunting Chen
	Title:	Chief Executive Officer

SMART DIGITAL GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Smart Digital Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Smart Digital Group Limited and its subsidiaries (the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years ended September 30, 2025, 2024 and 2023 the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024 and the results of its operations and its cash flows for each of the years ended September 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

February 12, 2026

SMART DIGITAL GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30, 2025	As of September 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,436	$57,817
Accounts receivable, net	10,603,672	10,213,570
Prepaid expenses and other current assets, net	964,061	2,573,518
Deferred offering costs	—	287,095
TOTAL CURRENT ASSETS	11,819,169	13,132,000

NON-CURRENT ASSETS:
Right-of-use assets	133,890	271,931
Property and equipment, net	51,689	21,144
Prepayment to a related party	2,000,000	—
Deferred tax assets	557,556	100,006
TOTAL NON-CURRENT ASSETS	2,743,135	393,081

TOTAL ASSETS	$14,562,304	$13,525,081

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	3,601,377	5,239,920
Contract liabilities	5,207	39,958
Taxes payable	1,491,232	1,278,441
Lease liabilities	69,319	98,957
Accrued expenses and other liabilities	306,450	275,560
Amount due to related parties	55,833	9,236
TOTAL CURRENT LIABILITIES	5,529,418	6,942,072

NON-CURRENT LIABILITY:
Lease liabilities	72,542	204,018
TOTAL NON-CURRENT LIABILITY	72,542	204,018

TOTAL LIABILITIES	5,601,960	7,146,090

COMMITMENTS AND CONTINGENCIES (note 11)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares ($0.001 par value, 50,000,000 shares authorized, 31,725,000 and 25,000,000 shares issued and outstanding as of September 30, 2025 and September 30, 2024, respectively)	31,725	25,000
Additional paid-in capital	40,425,487	—
Subscription receivables	—	(25,000)
Statutory reserve	100	—
(Accumulated deficit) Retained earnings	(31,523,276)	6,322,453
Accumulated other comprehensive income	26,308	56,538
TOTAL SHAREHOLDERS’ EQUITY	8,960,344	6,378,991

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$14,562,304	13,525,081

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30,
	2025	2024	2023

Revenue	$37,200,513	$21,519,072	$9,702,145
Cost of revenue	(33,461,114)	(18,605,537)	(6,491,069)
Gross profit	3,739,399	2,913,535	3,211,076
Operating expenses:
Selling expenses	(391,852)	(83,671)	(81,441)
General and administrative expenses	(6,295,102)	(757,404)	(843,728)
Share-based compensation expenses	(35,000,000)	—	—
Total operating expenses	(41,686,954)	(841,075)	(925,169)
Operating (loss) income	(37,947,555)	2,072,460	2,285,907
Other income (expenses):
Other expense	(17,106)	(4,172)	(523)
Other income	3,492	—	—
Interest income	2,102	901	50
Interest expense	(7,775)	(17,134)	(20,482)
Exchange gain (loss)	7,277	(933)	—
Total other expenses, net	(12,010)	(21,338)	(20,955)
(Loss) income before income tax	(37,959,565)	2,051,122	2,264,952
Income tax benefit (expense)	113,936	(354,468)	(271,690)
Net (loss) income	$(37,845,629)	$1,696,654	$1,993,262

Comprehensive (loss) income
Net (loss) income	$(37,845,629)	$1,696,654	$1,993,262
Foreign currency translation adjustments	(30,230)	77,252	3,751
Comprehensive (loss) income	$(37,875,859)	$1,773,906	$1,997,013

Earnings (loss) per share, basic and diluted	$(1.40)	$0.07	$0.08

Weighted average number of shares	27,095,479	25,000,000	25,000,000

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Additional paid-in-capital/ (Subscription	Statutory	Retained Earnings/ (Accumulated	Accumulated Other Comprehensive	Total Shareholders’
Subs	Shares	Amount	Receivables)	reserve	deficit)	Income/(Loss)	Equity
Balance as of September 30, 2022	25,000,000	$25,000	$(25,000)	$—	$2,632,537	$(24,465)	$2,608,072
Net income	—	—	—	—	1,993,262	—	1,993,262
Foreign currency translation adjustment	—	—	—	—	—	3,751	3,751
Balance as of September 30, 2023	25,000,000	25,000	(25,000)	—	4,625,799	(20,714)	4,605,085
Net income	—	—	—	—	1,696,654	—	1,696,654
Foreign currency translation adjustment	—	—	—	—	—	77,252	77,252
Balance as of September 30, 2024	25,000,000	25,000	(25,000)	—	6,322,453	56,538	6,378,991
Net loss	—	—	—	—	(37,845,629)	—	(37,845,629)
Initial Public Offering	1,725,000	1,725	6,898,275	—	—	—	6,900,000
Offering costs	—	—	(1,443,049)	—	—	—	(1,443,049)
Share-based compensation	5,000,000	5,000	34,995,000	—	—	—	35,000,000
Statutory reserve	—	—	—	100	(100)	—	—
Foreign currency translation adjustment	—	—	261	—	—	(30,230)	(29,969)
Balance as of September 30, 2025	31,725,000	$31,725	$40,425,487	$100	$(31,523,276)	$26,308	$8,960,344

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30,
	2025	2024	2023

Cash flows from operating activities:
Net (loss) income	$(37,845,629)	$1,696,654	$1,993,262
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	13,088	11,559	8,306
Amortization of right-of-use asset	70,324	109,418	92,582
Allowance for credit losses	4,907,912	50,831	249,708
Reversal of allowance for credit losses	(2,402)	(125,565)	—
Share-based compensation	35,000,000	—	—
Accounts receivable	(1,952,899)	(976,663)	(6,419,900)
Prepayments and other current assets	(1,809,992)	(2,342,270)	80,514
Prepayment to a related party	(2,000,000)	—	—
Amount due from related parties	—	106,674	(89,823)
Right of use assets	(2,460)	44,181	(445,266)
Deferred tax assets	(455,788)	101,122	5,813
Accounts payable	(1,607,402)	740,720	3,546,753
Contract liabilities	(33,925)	(111,109)	(11,289)
Taxes payable	219,011	203,426	399,017
Lease liabilities	(86,956)	(146,214)	361,610
Accrued expenses and other liabilities	32,630	223,464	48,775
Amount due to related party	—	1,405	—
Net cash used in operating activities	(5,554,488)	(412,367)	(179,938)

Cash flows from investing activity
Purchase of property and equipment	(43,611)	—	(38,867)
Net cash used in investing activity	(43,611)	—	(38,867)

Cash flows from financing activities:
Proceeds from Initial Public Offering	6,900,000	—	—
Proceeds from borrowings from related parties	—	—	1,416
Payment of deferred offering cost	(1,155,954)	(286,373)	—
Loans from related parties	301,473	1,091,527	477,532
Repayment of loans to related parties	(254,872)	(501,128)	(237,263)
Net cash provided by financing activities	5,790,647	304,027	241,685

Effect of exchange rate changes on cash held in foreign currencies	1,071	21,535	(43)
Net increase (decrease) in cash	193,619	(86,806)	22,837
Cash and cash equivalents at beginning of the year	57,817	144,623	121,786
Cash and cash equivalents at end of the year	$251,436	$57,817	$144,623

Supplemental disclosures of cash flows information:
Cash paid for income taxes	(33,724)	(15,918)	—

Supplemental disclosures of non-cash flows information:
Reclassification of deferred offering costs to additional paid-in capital	$1,443,049	$—	$441,968

The accompanying notes are an integral part of these consolidated financial statements.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1 — Organization and principal activities

Smart Digital Group Limited (“the Company” or “SMD”) is incorporated under the laws of the Cayman Islands on November 3, 2022. The Company mainly provides internet media services, business planning and consulting services, and event planning and execution services.

On October 1, 2020, EASY COMMERCE PTE. LTD., the predecessor of SMART DIGITAL META PTE. LTD. (“Smart Digital Meta”), was incorporated in Singapore. On September 15, 2022, SAM WAI HONG acquired 100% equity interests in EASY COMMERCE PTE. LTD. from Xiaomei Wang and changed the company name to SMART DIGITAL META PTE. LTD. at the same time.

On December 28, 2018, AOSI PRODUCTION CO., LTD. (“Aosi”) was organized under the laws of Macau with SAM WAI HONG owning 90% equity interests and his spouse Lei Tun Kei owning 10% equity interests. On October 25, 2022, Smart Digital Meta acquired 40% equity interests from SAM WAI HONG and 10% equity interests from Lei Tun Kei in Aosi. As a result, Smart Digital Meta owned 50% equity interests in Aosi. On January 8, 2023, Smart Digital Meta acquired the remaining 50% equity interests from SAM WAI HONG and Aosi became a wholly owned subsidiary of Smart Digital Meta.

Zhuhai Hengqin Aosi Cultural Communication Co., Ltd. (“Hengqin”) was organized in the PRC on April 3, 2023 and is wholly owned by Aosi.

Smart Digital (HK) Culture Limited (“Smart Digital HK”) was incorporated under the laws of Hong Kong on November 18, 2022 and is wholly owned by Smart Digital Meta.

Smart Digital (Guangzhou) Times Culture Development Co., Ltd (“Smart Digital GZ”) was organized in the PRC on December 30, 2022 and is wholly owned by Smart Digital HK.

Xiamen Liubenmu Culture Media Co., Ltd. (“Liubenmu”) was organized in the PRC on February 7, 2018. On May 23, 2023, Smart Digital GZ acquired 100% equity interests in Liubenmu from Minbo Fu.

On January 12, 2024, SAM WAI HONG transferred the equity interest in Smart Digital Meta to the Company and Smart Digital Meta became a wholly owned subsidiary of the Company.

Since SMD and its subsidiaries are effectively controlled by the same controlling shareholders, they are considered under common control. The consolidation of SMD and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1 — Organization and principal activities (cont.)

Upon completion of the reorganizations mentioned above, the Company has subsidiaries in countries and jurisdictions including the PRC, Hong Kong, Macau, Singapore and the Cayman Islands. Details of the Company and the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Smart Digital Group Limited	November 3, 2022	Cayman Islands	100	Holding company

Smart Digital Meta Pte. Ltd.	October 1, 2020	Singapore	100	Providing business planning and consulting service

Smart Digital (HK) Culture Limited	November 18, 2022	Hong Kong, China	100	Holding company

Aosi Production Co., Ltd.	December 28, 2018	Macau, China	100	Providing internet media, and business planning and consulting,

Smart Digital (Guangzhou) Times Culture Development Co., Ltd.	December 30, 2022	Guangzhou, China	100	Holding company

Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.	April 3, 2023	Zhuhai, China	100	Holding company

Xiamen Liubenmu Culture Media Co., Ltd.	February 7, 2018	Xiamen, China	100	Providing event planning and execution service

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and such principles have been consistently applied.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Singapore-registered entities, Hong Kong-registered entities, Macau-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used to account for principles of consolidation, revenue recognition, contingencies, allowance for credit loss of account receivable, impairment of long-lived assets, realization of deferred tax assets and valuation and recognition of share-based compensation expenses.

Foreign currency translation and transaction

The functional and reporting currency of the Company is the United States Dollar (“US$”). The Company’s operating subsidiaries in Singapore, Macau and PRC generally use their respective currencies as their functional currencies.

The financial statements of the Company and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity. Translation gains and losses are recognized in the consolidated statements of operations and comprehensive income as other comprehensive income or loss.

For the Company’s main operating subsidiary in Macau, except for the shareholders’ equity, the balance sheet accounts on September 30, 2025, 2024 and 2023 were translated at MOP8.0162, MOP8.0081 and MOP8.0652 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the years ended September 30, 2025, 2024 and 2023 were MOP8.0300, MOP8.0497 and MOP8.0660 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash at banks that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to collection, which are stated at the historical carrying amount net of allowance for doubtful accounts. The Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. The Company receives 30% of the contract amount when obligation takes effect and the rest 70% of the amount after control of services transfers when customers sign the acceptance confirmation.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Electronic equipment	3 years
Motor vehicles	4 years
Office equipment, furniture and fixtures	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive (loss) income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances indicate a change in estimates of useful lives. No such events were identified for the years ended September 30, 2025 and 2024.

Impairment for long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of September 30, 2025 and 2024, impairment of long-lived assets was nil.

Leases

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended September 30, 2025, 2024 and 2023.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Deferred offering cost

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred Offering cost represent the incremental costs incurred for the Company’s initial public offering (“IPO”), consisting of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. If the offering is aborted, the deferred offering costs must be expensed immediately. As of September 30, 2025, the IPO was completed and the offering cost has been deducted from the proceeds of the IPO and as of September 30, 2024, the deferred IPO costs was $287,095.

Fair value measurement

The Company complies with the requirement of ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, due from/to a related party, other receivables, accounts payables and other payables, approximate the fair value of the respective assets and liabilities as of September 30, 2025 and 2024 owing to their short-term or present value nature or present value of the assets and liabilities. For the years ended September 30, 2025 and 2024, there are no transfers between different levels of inputs used to measure fair value.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature. For more information on related party transactions, see Note 11 herein.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) on October 1, 2020. Accordingly, the consolidated financial statements for the years ended September 30, 2025, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which the Company expects in exchange for the services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the services before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended September 30, 2025, 2024 and 2023, there was no revenue recognized on a net basis where the Company is acting as an agent.

The Company’s revenue is primarily derived from the following sources:

Revenue from internet media services

The Company generates revenue from internet media services by providing content promotion services for cooperative brands and project parties, including marketing strategy customization, delivery channel selection, content delivery and other services. The customer continuously consumed economic benefits during the period when the company provided services, so the revenue is recognized over time during the contract period under input method according to the actual placement. During the service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. The Company is the primary obligor and bears the service risk of the content promotion services, the Company provides customized promotion services for customers and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

Revenue from business planning and consulting services

The Company generates revenue from business planning and consulting services by providing promotional materials, design services and full-case planning services related to industry development for cooperative enterprises. For promotion materials design service, revenue is recognized at a point in time when services are successfully provided (e.g., successfully deliver the promotion material) which is indicated by the customer’s acknowledgement of completion on such service, as the customer neither simultaneously receives the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. For full-case planning service, the Company's promise to service to the customer is separately identifiable from other promises in the contract, so revenue is recognized at a point in time when services are successfully provided. The terms of pricing and payment stipulated in the contract are fixed. The Company is the primary obligator, promotion materials design service and full-case planning service related to industry development are highly customized services, the Company bears the service risk of the business planning and consulting services and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Revenue from event planning and execution services

The Company generates revenue from event planning and execution services by providing planning services and overall implementation services required for offline activities for relevant cooperative enterprises. For event planning and execution services, revenue is recognized at a point of time when services are successfully provided (e.g., upon successful carryout of an event), which is indicated by the customer’s acknowledgement of completion on such event, activity, online program, or video, as the customer neither simultaneously receives the benefits provided by the Company’s performance nor controls an increasingly enhanced asset or an asset with an alternative use to the customer as the Company performs. Event hosting and event planning and execution are generally short term, which usually take less than three months. As the Company needs to arrange and integrate all components to host or execute an event, which indicates the Company controls the event before transferred to customers, the Company is identified as a principal and recognize the revenue on a gross basis.

Revenue from software customization and marketing services

The Company generates revenue from software customization development and marketing services by providing customers with customized development or standardized marketing systems as a principle. The customer confirms the acceptance based on the progress of customized software development. Therefore, the revenue is recognized gradually within the service period according to the development progress. During the development service period, the customers sign the acceptance confirmation and revenue is recognized in stages corresponding to the work performed and payments received. The Company is the primary obligor and bears the service risk of the software customization and marketing services and has discretion in establishing the price for the service. Therefore, the Company is identified as a principal and recognize the revenue on a gross basis.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended September 30, 2025, 2024 and 2023 are as follows:

	For the years ended September 30,
	2025	2024	2023

Revenue from internet media services	$33,957,640	$18,977,645	$2,082,817
Revenue from business planning and consulting services	1,739,297	977,450	3,736,926
Revenue from event planning and execution services	1,503,576	1,563,977	2,950,094
Revenue from software customization and marketing services	—	—	932,308
Total revenue	$37,200,513	$21,519,072	$9,702,145

	For the years ended September 30,
	2025	2024	2023

Revenue recognized over time	$33,957,640	$18,977,645	$3,015,125
Revenue recognized at a point in time	3,242,873	2,541,427	6,687,020
Total revenue	$37,200,513	$21,519,072	$9,702,145

Contract liabilities

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a sales contract. As of September 30, 2025 and 2024, the Company recorded contract liabilities were $5,207 and $39,958, respectively. Revenue recognized during fiscal 2025 that was included in contract liabilities as of September 30, 2025 was $39,958.

The Company’s activities of contract liabilities for the years ended September 30, 2025 and 2024 are as follows:

	For the years ended September 30,
	2025	2024
Balance at beginning of year	$39,958	$150,158
Deposits received	16,852	240,043
Revenue recognized	(50,642)	(348,464)
Exchange difference	(961)	(1,779)
Balance at end of year	$5,207	$39,958

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Company’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of the cost of materials, direct labor cost and other related expenses that are directly attributable to the Company’s principal operations.

Selling expenses

Selling expenses consist primarily of staff costs, promotion expenses and other related incidental expenses that are incurred to conduct the Company’s sales and marketing activities.

General and administrative expenses

General and administrative expenses consist primarily of salaries, and other expenses not specifically dedicated to selling activities, depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

Share-based compensation

The Company applies ASC 718 (“ASC 718”), Compensation - Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718 -10, the share-based payment transactions with employees and non-employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to equity. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. Unrestricted stock awards are fully vested upon issuance, and compensation expense is recognized equal to the fair value of the award on the grant date. The fair value of unrestricted stock is determined based on the closing market price of the Company’s common stock on the grant date.

Statutory reserves

Pursuant to the laws applicable to the PRC, the PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

Note 2 — Summary of significant accounting policies (cont.)

As of September 30, 2025 and 2024, the balances of the required statutory reserve was $100 and nil, respectively.

Value-added taxes

Revenue represents the invoiced value of services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for the consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on September 30, 2025 and 2024, respectively.

The Company’s subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of September 30, 2025, the tax years for the Company’s subsidiaries in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of September 30, 2025 and 2024.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a given period due to transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income (Loss), requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income (loss).

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2025, 2024 and 2023, there was no dilution impact.

Concentration of credit risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of September 30, 2025, 2024 and 2023, the aggregate amounts of $251,336, $57,716 and $104,329, respectively, were deposited at financial institutions. In the event of a bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable is typically unsecured and derived from revenue earned from customers in Singapore and the PRC, including Macau, and as such, are exposed to credit risk and concentration risk. The credit risk is mitigated by credit evaluations which the Company performs with respect to its customers and by its ongoing monitoring process of outstanding balances. The Company maintains an allowance for the doubtful accounts, and the actual losses have generally been within the Company’s management’s expectations. The loss of, or a material reduction in orders from customers would materially and adversely affect our results of operations and financial condition. Refer to major customers and supplying channels below for detail.

Currency convertibility risk

Some of the Company’s operating activities are settled in Renminbi (“RMB”), which are not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of September 30, 2025, cash and cash equivalents of $9,969 were deposited in financial institutions in the PRC, and each bank account is insured by the PRC government with the maximum limit of RMB500,000 (equivalent $68,500). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Interest rate risk

The Company's exposure on fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Company, such as cash and cash equivalents and restricted cash, as of September 30, 2025 and 2024, the Company is not exposed to significant interest rate risk as the interest rates of cash at banks are not expected to change significantly.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In November 2024, the FASB released ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. The purpose of this update is to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling expenses, general and administrative expenses, and research and development expenses). ASU 2024-04 is effective for all public business entities, for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Any entity qualified as public business entity shall apply ASU 2024-04 prospectively to financial statements issued for current period and all comparative periods. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company is currently evaluating the impact of this ASU on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2 — Summary of significant accounting policies (cont.)

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Company is currently evaluating the impact of this ASU on its financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss in these notes to its financial statements recent standards that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, or cash flows or disclosures.

Note 3 — Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Accounts receivable	$12,613,577	$10,683,202
Less: allowance for credit losses	(2,009,905)	(469,632)
Accounts receivable, net	$10,603,672	$10,213,570

Movements of allowance for accounts receivable are as follows:

	As of September 30, 2025	As of September 30, 2024
Beginning balance	$469,632	$538,169
Additions	1,540,552	50,831
Less: Reversal	(2,402)	(125,565)
Foreign exchange effect	2,123	6,197
Ending balance	$2,009,905	$469,632

As of September 30, 2025 and 2024, the balance of allowance for credit losses was $2,009,905 and $469,632, respectively. As of the date of this report, the subsequent collection of accounts receivable occupied 63.4% of total balance as of September 30, 2025.

Note 4 — Prepaid expenses and other current assets, net

Prepaid expenses and other receivables consisted of the following as of September 30, 2025 and 2024:

	As of September 30, 2025	As of September 30, 2024
Advance to suppliers	$3,760,505	$2,397,854
Other receivables	425,820	6,888
Deductible VAT input	153,027	168,776
Prepaid expenses	1,978	—
Less: Allowance for credit losses	(3,377,269)	—
Ending balance	$964,061	$2,573,518

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 4 — Prepaid expenses and other current assets, net (cont.)

Movements of allowance for prepaid expenses and other current assets are as follows:

	As of September 30, 2025	As of September 30, 2024
Beginning balance	$—	$—
Additions	3,367,360	—
Foreign exchange effect	9,909	—
Ending balance	$3,377,269	$—

As of September 30, 2025 and 2024, the balance of allowance for credit losses was $3,377,269 and nil, respectively.

Note 5 — Property and equipment, net

Property and equipment, net consisted of the following:

	As of September 30, 2025	As of September 30, 2024
Electronic equipment	$31,202	$31,261
Office equipment, furniture and fixtures	11,425	11,455
Motor vehicles	43,686	—
Subtotal	86,313	42,716
Less: accumulated depreciation	(34,624)	(21,572)
Total	$51,689	$21,144

For the years ended September 30, 2025, 2024 and 2023 the Company purchased new property and equipment of $43,611, nil and $38,867, respectively and the foreign exchange effect of the years ended September 30, 2025, 2024 and 2023 was $75, nil and $4.

Total depreciation expense for the years ended September 30, 2025, 2024 and 2023 amounted to $13,088, $11,559 and $8,306 respectively and the foreign exchange effect of the years ended September 30, 2025, 2024 and 2023 was $36, $217 and $69.

Note 6 — Operating leases

As of September 30, 2025 and 2024, the remaining lease term was an average of 2.1 years and 2.7 year, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by local government agencies, such as central banks and monetary authorities, in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.7% per annum and 5.0% per annum as of September 30, 2025 and 2024, respectively. The interest expense for the years ended September 30, 2025, 2024 and 2023 was $7,775, $17,134 and $20,482, respectively. The amortization expense for the years ended September 30, 2025, 2024 and 2023 was $70,324, $109,418 and $92,582, respectively.

Supplemental balance sheet information related to the operating leases from the Company’s operations was as follows:

	As of September 30, 2025	As of September 30, 2024
Right-of-use assets	$133,890	$271,931

Lease liabilities, current	69,319	98,957
Lease liabilities, non-current	72,542	204,018
Total lease liabilities	$141,861	$302,975

The following table presents maturity of lease liabilities as of September 30, 2025:

Twelve months ending September 30,	As of September 30, 2025
2025	$74,344
2026	74,344
Total future minimum lease payments	148,688
Less: imputed interest	(6,827)
Total	$141,861

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 7 — Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands

Smart Digital Group Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the entity is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

In accordance with the relevant tax laws and regulations of Singapore, a company registered in Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. From year of assessment of 2020 onwards, 75% exemption on the first SG$10,000 of normal chargeable income and a further 50% exemption on the nest SG$190,000 of normal chargeable income. The prevailing corporate income tax rate is 17%.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rate is 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Macau

In accordance with the relevant tax laws and regulations of Macau, a company registered in Macau is subject to income taxes within Macau at the applicable tax rate on taxable income. From year of assessment of 2014 onwards, the exemption of annual assessable profits is MOP600,000 and profit tax rate is 12% on any part of assessable profits over MOP600,000.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

The income tax (benefit) expenses consisted of the following components:

	For the years ended September 30,
	2025	2024	2023

Current income tax expenses	$341,852	$253,345	$265,877
Deferred income tax expenses	(455,788)	101,123	5,813
Total income tax (benefit) expenses	$(113,936)	$354,468	$271,690

A reconciliation of the Company’s Macau statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended September 30,
	2025	2024	2023

Income tax expense with Macau statutory tax rate	12.0%	12.0%	12.0%
Differential income tax rates applicable to certain entities comprising the Company	(11.84)%	7.75%	1.0%
Tax effect of preferential tax treatments	0.14%	(4.16)%	(1.0)%
Effect of non-deductible expenses	(0.00)%	1.69%	—%
Effective income tax rate	0.30%	17.28%	12.0%

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 7 — Income taxes (cont.)

The tax effects of temporary differences that give rise to the deferred tax assets balances as of September 30, 2025 and 2024 are as follows:

	As of September 30, 2025	As of September 30, 2024
Deferred tax assets:
Provision for bad debt	$557,556	$56,675
Net operating losses carried forward	—	43,331
Deferred tax assets	$557,556	$100,006

As of September 30, 2025, the Company had net operating loss carry forwards of $57,082 from its subsidiaries in the PRC, which expire starting in 2028. The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of September 30, 2025 and 2024, the Company did not provide valuation allowance against the deferred tax assets based upon management’s assessment as to their realization.

Uncertain tax positions

As of September 30, 2025 and 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements. As of September 30, 2025, income tax returns for the tax years ended December 31, 2019 through 2023 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of September 30, 2025 and 2024. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $13,800) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Note 8 — Equity

Ordinary Shares

The company is authorized to issue 50,000,000 ordinary shares of a single class, par value $0.001 per ordinary share. There are currently 31,725,000 ordinary shares issued and outstanding.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2025 and 2024, the balances of the required statutory reserves were $100 and nil.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8 — Equity (cont.)

2025 Equity Incentive Plan

On June 13, 2025, the board of directors approved the 2025 Equity Incentive Plan, which may be amended and restated from time to time, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants for promoting the success of our business. The maximum aggregate number of shares which may be issued under the 2025 Equity Incentive Plan is 5,000,000 ordinary shares.

On June 16, 2025, the Company granted unrestricted 5,000,000 ordinary shares and vested immediately to four employees with each share issued at a price 0.001 for the amount of $5,000. According to ASC 718, the fair value of the unrestricted 5,000,000 ordinary shares is determined based on the closing market price of $7 of the Company’s common stock on the grant date and the compensation expense is recognized equal to the fair value of the ordinary shares on the grant date which were amounted to $35,000,000. As of September 30, 2025, 2025 Equity Incentive Plan was fully issued as vested.

Note 9 — Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

As noted above, the PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of September 30, 2025 and 2024, total restricted net assets amounted to $4,753,712 and $5,376,586, respectively. As of September 30, 2025 and 2024, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $100 and nil, respectively.

Note 10 — Customer and supplier concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

The Company provided a substantial portion of services to three customers (32.9%, 22.0% and 17.5% of total revenue) during fiscal year 2025. As of September 30, 2025, the amount due from these customers included in accounts receivable was $8,444,644, representing 66.9% of total accounts receivable.

The Company provided a substantial portion of services to two customers (38.8% and 21.9% of total revenue) during fiscal year 2024. As of September 30, 2024, the amount due from these customers included in accounts receivable was $4,983,506, representing 46.6% of total accounts receivable.

The Company provided a substantial portion of services to three customers (24.9%, 21.5% and 14.0% of total revenue) during fiscal year 2023. As of September 30, 2023, the amount due from these customers included in accounts receivable was $6,606,155, representing 73.2% of total accounts receivable.

The loss of any significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations, and financial condition.

For the year ended September 30, 2025, three suppliers contributed approximately 39.3%, 19.1% and 18.6% of total purchases made by the Company, respectively.

For the year ended September 30, 2024, two suppliers contributed approximately 52.3% and 28.9% of total purchases made by the Company, respectively.

For the year ended September 30, 2023, three suppliers contributed approximately 34.4%, 13.6% and 13.0% of total purchases made by the Company, respectively.

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11 — Related party transactions

1)	Nature of relationships with related parties

Name	Relationship with the Company
SAM WAI HONG	The Company’s Chairman of the Board of Directors Legal representative and executive director of Zhuhai Hengqin Aosi Cultural Communication Co., Ltd. Director of Aosi
Huang Qiongshan	The Company’s Former Chief Financial Officer
Yi Zehua	Supervisor of Xiamen Liubenmu Cultural Media Co., Ltd.
Yunting Chen

CEO of SMART DIGITAL META PTE.LTD

Legal representative, executive director and manager of Xiamen Liubenmu Cultural Media Co., Ltd.

Legal representative, executive director and manager of Smart Digital (Guangzhou) Times Culture Development Co., Ltd.
Administrator of Aosi

Liu Xinbin	Supervisor of Smart Digital (Guangzhou) Times Culture Development Co., Ltd.
Guo Junting	Supervisor of Zhuhai Hengqin Aosi Cultural Communication Co., Ltd.
AOSI ADVERTISING & PRODUCTION	100% owned by SAM WAI HONG
Platinum International Entertainment Co., Ltd.	90% owned by SAM WAI HONG
Zibu Tang (Zhuhai) Food Co., Ltd.	50% owned by SAM WAI HONG
Zibu Tang Food Co., Ltd.	50% owned by SAM WAI HONG
CHINAINVEST INTERNATIONAL GROUP CO., LTD.	75% owned by SAM WAI HONG
Shuangying Group Co., Ltd.	75% owned by SAM WAI HONG
Zhuhai Hengqin Feitongxiaoke Cultural Communication Co., Ltd.	12.5% owned by SAM WAI HONG
Dream Home Design and Decoration Co., Ltd.	90% owned by SAM WAI HONG
Winwin Asia Group Co., Ltd.	100% owned by SAM WAI HONG

2)	Related party balances

Accounts	Name of related parties	As of September 30, 2025	As of September 30, 2024
	Platinum International Entertainment Co., Ltd.	$2,000,000	$—
Prepayment to a related party		$2,000,000	$—

The balance of due from related parties was the prepayment made to Platinum International Entertainment Co., Ltd. Platinum International Entertainment Co., Ltd is 90% owned by SAM WAI HONG, the prepayment made for payment for concert agency services.

On January 1, 2026, the Company entered into a supplemental agreement with Platinum International Entertainment Co., Ltd. to amend the existing concert agency agreement originally effective from January 1, 2025 to December 31, 2025. Pursuant to this amendment, the contractual term was extended to cover the period from January 1, 2026 to December 31, 2026.

The amount is interest free and unsecured. If by December 31, 2026, no concert has been successfully held under the original agreement, Platinum International Entertainment Co., Ltd. shall make a one-time full and interest-free refund to the Company of the total prepayment in the original contract, totaling $2,000,000, before January 15, 2027.

Accounts	Name of related parties	As of September 30, 2025	As of September 30, 2024
Due to related parties
	AOSI ADVERTISING & PRODUCTION	$7,744	$7,809
	Yunting Chen	10,482	—
	SAM WAI HONG	37,607	1,427
Net due to related parties		$55,833	$9,236

The net due to related parties of Yunting Chen and SAM WEI HONG mainly representing daily operation reimbursements

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11 — Related party transactions (cont.)

3)	Related party transactions

For the fiscal year ended September 30, 2025, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes all financing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$55,776	$91,913
Yunting Chen	199,096	209,560
Total	$254,872	$301,473

For the fiscal year ended September 30, 2025, the Company made a prepayment to Platinum International Entertainment Co., Ltd. Platinum International Entertainment Co., Ltd is 90% owned by SAM WAI HONG, the prepayment made for payment for concert agency services. This prepayment reflects the negotiated service consideration under arm’s length terms consistent with normal commercial practices. The following table summarizes all prepayment to the Company’s related party:

Name of related parties	Prepayment Amount	Collecting Amount
Platinum International Entertainment Co., Ltd.	$2,000,000	$—
Total	$2,000,000	$—

On January 1, 2026, the Company entered into a supplemental agreement with Platinum International Entertainment Co., Ltd. to amend the existing concert agency agreement originally effective from January 1, 2025 to December 31, 2025. Pursuant to this amendment, the contractual term was extended to cover the period from January 1, 2026 to December 31, 2026.

For the fiscal year ended September 30, 2024, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$496,913	$1,087,312
Yunting Chen	4,215	4,215
Total	$501,128	$1,091,527

For the fiscal year ended September 30, 2023, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

Name of related parties	Payment/Lending Amount	Borrowing/Collecting Amount
SAM WAI HONG	$123,978	$—
LIAO Junhui	113,285	470,134
AOSI ADVERTISING & PRODUCTION	—	7,398
Total	$237,263	$477,532

SMART DIGITAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 12 — Commitments and Contingencies

Lease commitments

The total future minimum lease payments of short-term lease under the non-cancellable operating lease with respect to the office as of September 30, 2025 are payable as follows:

Lease Commitment
Within 1 year	$32,513

Contingencies

In January 2026, a securities class action complaint was filed in the United States District Court for the Southern District of New York against the Company, certain of its current and former officers and directors, its auditor, and its IPO underwriter, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint purports to be brought on behalf of investors who purchased or otherwise acquired the Company’s securities between May 5, 2025 and September 26, 2025, and alleges that the defendants made materially false and misleading statements and omissions concerning, among other things, the Company’s business, operations and prospects. The complaint further alleges that the Company’s stock price was artificially inflated by a purported market manipulation and promotional scheme and that investors suffered damages when trading in the Company’s securities was halted and the stock price declined. The plaintiffs seek, among other relief, compensatory damages, costs, and attorneys’ fees. The Company strongly denies any wrongdoing, and intends to continue to vigorously defend all of the matters. Since the lawsuit is still in the preliminary stage, the Company is currently unable to estimate the potential outcome, if any, associated with the resolution of the lawsuit.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

Note 13 — Subsequent events

The Company has evaluated subsequent events through February 12, 2026 the date the consolidated financial statements were issued and filed with the U.S. Securities and Exchange Commission. Based on the Company’s evaluation, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.